   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 18, 1996
                                                      REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                        TOTAL RENAL CARE HOLDINGS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
      DELAWARE                      8092                        51-0354549
   (STATE OR OTHER            (PRIMARY STANDARD                    (IRS
   JURISDICTION OF               INDUSTRIAL                      EMPLOYER
  INCORPORATION OR             CLASSIFICATION                 IDENTIFICATION
    ORGANIZATION)                CODE NUMBER)                      NO.)
                     21250 HAWTHORNE BOULEVARD, SUITE 800
                        TORRANCE, CALIFORNIA 90503-5517
                                (310) 792-2600
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                --------------
                                 JOHN E. KING
                            CHIEF FINANCIAL OFFICER
                        TOTAL RENAL CARE HOLDINGS, INC.
                     21250 HAWTHORNE BOULEVARD, SUITE 800
                        TORRANCE, CALIFORNIA 90503-5517
                                (310) 792-2600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                --------------
                                  COPIES TO:
          CYNTHIA M. DUNNETT                     NICHOLAS P. SAGGESE
          RIORDAN & MCKINZIE            SKADDEN, ARPS, SLATE, MEAGHER & FLOM
        300 SOUTH GRAND AVENUE                 300 SOUTH GRAND AVENUE
              SUITE 2900                             SUITE 3400
     LOS ANGELES, CALIFORNIA 90071          LOS ANGELES, CALIFORNIA 90071
            (213) 229-8526                         (213) 687-5000
                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as PRACTICABLE after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                            PROPOSED
                                             PROPOSED        MAXIMUM
 TITLE OF EACH CLASS OF       AMOUNT         MAXIMUM        AGGREGATE     AMOUNT OF
    SECURITIES TO BE          TO BE       OFFERING PRICE    OFFERING     REGISTRATION
       REGISTERED           REGISTERED     PER UNIT(1)      PRICE(1)         FEE
-------------------------------------------------------------------------------------
Common Stock, par value
 $0.001 per share......  3,450,000 shares     $45.25     $156,112,500.00   $47,307
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457, based on the average of the high and low sales prices, $46.25 and $44.25, respectively, on October 15, 1996 as reported on the New York Stock Exchange.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED OCTOBER 18, 1996
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS
     , 1996

                                3,000,000 SHARES

                     [LOGO OF TOTAL RENAL CARE HOLDINGS, INC.]

                        Total Renal Care Holdings, Inc.

                                  COMMON STOCK

  Of the 3,000,000 shares of Common Stock being offered hereby (the "Offering"), 500,000 are being issued and sold by Total Renal Care Holdings, Inc. (the "Company") and 2,500,000 are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

  The Common Stock is listed on the New York Stock Exchange under the symbol "TRL." On October 17, 1996 the closing price for the Common Stock as reported on the New York Stock Exchange was $41.125 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                        PRICE       UNDERWRITING     PROCEEDS     PROCEEDS TO
                        TO THE     DISCOUNTS AND      TO THE      THE SELLING
                        PUBLIC     COMMISSIONS(1)   COMPANY(2)    STOCKHOLDERS

------------------------------------------------------------------------------
Per Share..........    $               $             $              $
Total (3)..........  $              $              $              $

--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses estimated at $       , all of which are payable
    by the Company.
(3) The Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an additional 450,000 shares of Common Stock, at the Price to the Public less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to
    the Selling Stockholders will be $           , $           and
    $           , respectively. See "Underwriting."

  The shares of Common Stock are being offered by the several Underwriters, subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of share
certificates will be made in New York, New York on or about        , 1996.

DONALDSON, LUFKIN & JENRETTE
  SECURITIES CORPORATION

                             MERRILL LYNCH & CO.

                                                                 UBS SECURITIES

                   [LOGO OF TOTAL RENAL CARE HOLDINGS, INC.]
                        Total Renal Care Holdings, Inc.
                      Network of 127 Dialysis Facilities


                              [MAP APPEARS HERE]


                                ---------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL, ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless the context otherwise requires, the term "Company" refers to Total Renal Care Holdings, Inc. and its subsidiaries. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

  Total Renal Care Holdings, Inc. is the third largest provider of integrated dialysis services in the United States for patients suffering from chronic kidney failure, also known as end stage renal disease ("ESRD"). The Company provides dialysis and ancillary services to approximately 9,700 patients through a network of 127 outpatient dialysis facilities in 16 states, the District of Columbia and Guam. In addition, the Company provides inpatient dialysis services at 82 hospitals. The Company has implemented an aggressive growth strategy since the August 1994 Transaction, described below, adding 90 outpatient dialysis facilities to its network as well as 54 hospital inpatient contracts. The Company has also expanded its in-house ancillary services to include ESRD laboratory and pharmacy facilities, as well as vascular access management and transplant services programs. The increase in the number of facilities and hospital contracts, combined with the enhancement of the Company's ancillary businesses, has resulted in an increase in net operating revenues of 111% to $64.6 million in the quarter ended June 30, 1996 as compared to the comparable period in the previous year. Since June 1, 1996 the Company has acquired 15 facilities and, in addition, entered into a management contract with Georgetown University, which together service over 1,700 patients. As such acquisitions were completed on or after June 1, 1996, the full impact of the operations acquired are not reflected in the Company's financial results for the quarter ended June 30, 1996. In addition, the Company has recently signed letters of intent to acquire five facilities servicing approximately 300 patients.

  ESRD is the state of advanced renal impairment that is irreversible and requires routine dialysis treatments or kidney transplantation to sustain life. According to figures published by the Health Care Financing Administration ("HCFA"), the number of patients requiring chronic dialysis services in the U.S. has increased at a 9% compounded annual growth rate ("CAGR") to 200,000 patients in 1995 from 66,000 patients in 1982. It is estimated that the ESRD population will continue to grow at a CAGR of approximately 9% over the next five years. The Company estimates that the U.S. market for outpatient and inpatient dialysis services in 1995 exceeded $11.1 billion. The Company believes that this market will continue to grow due to the aging of the general population, improved dialysis technology and improved treatment and longer survival of patients with hypertension, diabetes and other chronic illnesses that lead to ESRD.

  There were over 2,700 dialysis facilities in the United States in 1995, of which approximately 30% were owned by independent physicians, 30% were hospital-based facilities, and 40% were owned by seven major multi-facility dialysis providers, including the Company. The dialysis services industry has been undergoing rapid consolidation. The Company believes that this trend will continue due to the changing health care environment which is motivating independent physicians and hospitals to sell to, or form alliances with, major multi-facility providers.

  The Company's growth strategy is focused on establishing strong regional networks of clustered facilities that provide comprehensive care for ESRD patients. The Company believes that this approach enhances its operating efficiency and positions the Company to be a leader in a health care environment increasingly influenced by managed care. The Company strives to continue its growth and margin improvement by

(i) expanding its existing networks and by creating new regional facility networks through acquisitions, the development of new facilities ("de novo" developments) and the formation of hospital alliances, (ii) forming strategic alliances with managed care organizations and physicians, (iii) expanding the range of ancillary services it provides to patients, (iv) continuously improving the quality of care provided through the Company's Quality Management Program and (v) maximizing operating efficiencies and utilization. As part of the Company's growth strategy, it has begun evaluating the development of operations in various overseas markets.

  The 90 outpatient dialysis facilities added since the August 1994 Transaction are comprised of 78 acquisitions, ten de novo developments and management contracts with Georgetown University and the University of Southern California. The acquisition of a facility has an immediate impact on the Company's results of operations by increasing revenues with minimal incremental general and administrative cost. In reviewing a potential acquisition, the Company's evaluation includes analyzing financial pro formas, reviewing the local competitive market and assessing the target facility's reputation for providing quality care. As a part of its growth strategy, the Company continually reviews and evaluates potential acquisition candidates and seeks to identify locations for de novo developments. The Company is currently developing eight new facilities scheduled for completion by the end of first quarter 1997.

  The Company's wholly-owned subsidiary, Total Renal Care, Inc. ("TRC"), formerly known as Medical Ambulatory Care, Inc., was organized in 1979 by Tenet Healthcare Corporation ("Tenet"), formerly known as National Medical Enterprises, Inc., to own and operate Tenet's hospital-based dialysis services business as freestanding dialysis facilities and to acquire and develop additional dialysis facilities in Tenet's markets. The Company was organized to facilitate the sale by Tenet of approximately 75% of its ownership interest (the "August 1994 Transaction") to DLJ Merchant Banking Partners, L.P. and certain of its affiliates ("DLJMB"), management of the Company and certain holders of debt securities of the Company. In connection with the August 1994 Transaction, the Company, NME Properties Corporation, Tenet and DLJMB entered into a number of agreements relating to, among other things, corporate governance, the provision of certain services to the Company by Tenet, and restrictions on stock transfers.

                                  THE OFFERING

Common Stock offered by the Company.........    500,000 shares
Common Stock offered by the Selling
 Stockholders (1)...........................  2,500,000 shares
                                             ----------
  Total (1).................................  3,000,000 shares

Common Stock outstanding after the Offering
 (2)........................................ 26,467,029 shares
Use of proceeds............................. To fund acquisitions, de novo developments and other capital
                                             expenditures, and for general
                                             corporate purposes. Pending such
                                             uses, net proceeds will be used to
                                             reduce amounts outstanding (and
                                             permitted to be reborrowed) under
                                             the revolving portion of the
                                             Company's credit facility.
New York Stock Exchange Symbol.............. TRL

-------------------
(1) Does not include up to 450,000 shares of Common Stock which may be sold by the Selling Stockholders pursuant to the over-allotment option.

(2) As of September 30, 1996. Does not include 1,782,953 shares issuable upon the exercise of options outstanding as of September 30, 1996.

                                  RISK FACTORS

  Prospective purchasers of Common Stock should carefully consider the matters set forth herein under "Risk Factors" as well as the other information set forth in this Prospectus.

                                ----------------

  The Company is a Delaware corporation. Its executive offices are located at 21250 Hawthorne Boulevard, Suite 800, Torrance, California 90503-5517, and its telephone number is (310) 792-2600.

                      SUMMARY FINANCIAL AND OPERATING DATA

                                                                            SEVEN MONTHS             SIX MONTHS
                                                                               ENDED                   ENDED
                                      YEARS ENDED MAY 31,                 DECEMBER 31, (1)            JUNE 30,
                          --------------------------------------------    --------------------    ----------------
                            1991     1992     1993     1994     1995        1994        1995       1995     1996
                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT AND
 OPERATING DATA: (2)
 Net operating revenues.  $ 53,019 $ 63,888 $ 71,576 $ 80,470 $ 98,968    $ 53,593    $ 89,711    $56,093 $114,820
 Facility operating
  expenses..............    37,016   45,599   49,440   56,828   65,583      36,012      57,406     36,420   76,647
 General and
  administrative
  expenses (3)..........     4,209    4,819    5,292    7,457    9,115       4,916       7,645      5,200    8,701
 Operating income ......     7,327    8,185   11,360   10,883   17,159       8,716      18,466     10,534   21,107
 Interest expense, net..       208      110        9       13    7,203       3,300       5,584      4,547    2,537
 Income before
  extraordinary item ...     4,121    4,665    6,447    5,718    4,852       2,650       6,467(4)   2,899   10,002
 Income per share before
  extraordinary item ...       --       --       --       --  $   0.22(5) $   0.08(5) $   0.36(4) $  0.19 $   0.40
 Outpatient facilities
  (at period end).......        32       35       36       37       57          42          68         60      116
 Treatments (6).........   308,029  349,736  379,397  423,353  481,537     268,820     390,806    260,044  491,708
 Hospitals receiving
  inpatient services (at
  period end)...........        34       33       32       28       48          28          55         54       77

                                                              QUARTERS ENDED (1)
                          ---------------------------------------------------------------------------------------------
                          SEPTEMBER 30,  DECEMBER 31, MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31,  MARCH 31, JUNE 30,
                              1994           1994       1995      1995       1995          1995        1996      1996
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER TREATMENT DATA)
QUARTERLY INCOME STATE-
 MENT AND OPERATING DA-
 TA:
 Outpatient facilities
  (at period end).......          42             42         45        60         62            68         108       116
 Treatments (6).........     112,407        120,443    123,107   136,937    163,633       179,807     217,451   274,257
 Net operating revenues.    $ 22,434       $ 24,244   $ 25,469  $ 30,624   $ 37,415      $ 41,335    $ 50,237  $ 64,583
 Net operating revenue
  per treatment.........      199.58         201.29     206.89    223.64     228.65        229.89      231.02    235.48
 Operating income ......       3,633          4,026      4,286     6,248      7,776         8,356       9,551    11,556
 Income before
  extraordinary item ...       1,053            705      1,001     1,898      2,485         3,285(4)    4,276     5,727
 Income per share before
  extraordinary item ...        0.01(5)        0.05       0.07      0.12       0.16          0.16(4)     0.18      0.22

                                                             JUNE 30, 1996
                                                        ------------------------
                                                         ACTUAL  AS ADJUSTED (7)
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital......................................  $108,053    $ 91,781
 Total assets.........................................   291,046     339,266
 Long-term debt (including current portion)...........    58,816      91,099
 Stockholders' equity.................................   203,515     216,836

-----------------
(1) In 1995, the Company changed its fiscal year end to December 31 from May
    31.
(2) The August 1994 Transaction and subsequent acquisitions have had a significant impact on the Company's results of operations. Consequently, the Income Statement Data for the fiscal year ended May 31, 1995 and for the seven months ended December 31, 1995 are not directly comparable to corresponding information for prior periods.
(3) General and administrative expenses for the fiscal years ended May 31, 1991, 1992, 1993 and 1994 include overhead allocations by the Company's former parent of $523,000, $662,000, $235,000 and $1,458,000, respectively.
    The overhead allocations for the fiscal years ended May 31, 1991, 1992 and 1993 were made using a different methodology than that used for the fiscal year ended May 31, 1994, and the substantial increase in that year reflects this change in methodology rather than a change in the level of services provided. No overhead allocation was made for the period from March 1, 1994 through the completion of the August 1994 Transaction, at which time the Company began to record general and administrative expenses as incurred on a stand-alone basis. General and administrative expenses for the fiscal year ended May 31, 1994 reflects $458,000 in expenses relating to a terminated equity offering.
(4) In December 1995, the Company recorded an extraordinary loss of $2,555,000, or $0.14 per share, net of income tax effect, on the early extinguishment of debt. See Note 6 of Notes to Consolidated Financial Statements.
(5) Income per share before extraordinary item for the year ended May 31, 1995, for the seven months ended December 31, 1994 and for the calendar quarter ended September 30, 1994 is presented on a pro forma basis to give effect to the August 1994 Transaction as if it had occurred on June 1, 1994. See
    Note 1 of Notes to Consolidated Financial Statements.
(6) Represents dialysis treatments provided in outpatient facilities, at home and in acute care hospitals. Home dialysis treatments are stated in hemodialysis equivalents. Only treatments rendered by the Company after the acquisition of a facility are included.
(7) As Adjusted Balance Sheet Data reflects (i) acquisitions consummated after June 30, 1996 and probable acquisitions as of October 18, 1996,
    (ii) retirement of all outstanding Discount Notes (as defined below) and
    (iii) the sale of 500,000 shares of Common Stock by the Company at an assumed public offering price of $41.125 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  In evaluating the Company and its business, prospective investors should carefully consider the following risk factors in addition to the other information contained herein.

DEPENDENCE ON MEDICARE, MEDICAID AND OTHER SOURCES OF REIMBURSEMENT

  The Company is reimbursed for dialysis services primarily at fixed rates established in advance under the Medicare End Stage Renal Disease program. Under this program, once a patient becomes eligible for Medicare reimbursement, Medicare is responsible for payment of 80% of the composite rates determined by the Health Care Financing Administration ("HCFA") for dialysis treatments. Since 1972, qualified patients suffering from chronic kidney failure, also known as end stage renal disease ("ESRD") have been entitled to Medicare benefits regardless of age or financial circumstances. The Company estimates that approximately 62% of its net patient revenues during its fiscal year ended May 31, 1995, approximately 60% during the seven months ended December 31, 1995 and approximately 60% during the six months ended June 30, 1996 were funded by Medicare. Since 1983, numerous Congressional actions have resulted in changes in the Medicare composite reimbursement rate from a national average of $138 per treatment in 1983 to a low of $125 per treatment on average in 1986 and to approximately $126 per treatment on average at present. The Company is not able to predict whether future rate changes will be made. Reductions in composite rates could have a material adverse effect on the Company's revenues and net earnings. Furthermore, increases in operating costs that are subject to inflation, such as labor and supply costs, without a compensating increase in prescribed rates, may adversely affect the Company's earnings in the future. The Company is also unable to predict whether certain services, as to which the Company is currently separately reimbursed, may in the future be included in the Medicare composite rate. See "Business--Operations--Sources of Revenue Reimbursement" and "Business--Operations--Medicare Reimbursement."

  Since June 1, 1989, the Medicare ESRD program has provided reimbursement for the administration to dialysis patients of erythropoietin ("EPO"). EPO is beneficial in the treatment of anemia, a medical complication frequently experienced by dialysis patients. Many of the Company's dialysis patients receive EPO. Revenues from EPO (the substantial majority of which are reimbursed through Medicare and Medicaid programs) were approximately $18.2 million, or 18% of net operating revenues, in its fiscal year ended May 31, 1995 and were $18.0 million, or 20% of net operating revenues, during the seven months ended December 31, 1995 and $21.9 million, or 19% of net operating revenues during the six months ended June 30, 1996. EPO reimbursement significantly affects the Company's net income. Medicare reimbursement for EPO was reduced from $11 to $10 per 1,000 units for services rendered after December 31, 1993. EPO is produced by a single manufacturer, and any interruption of supply or product cost increases could adversely affect the Company's operations. See "Business--Operations--Medicare Reimbursement."

  The Company provides certain of its patients with intradialytic parenteral nutrition ("IDPN"), a nutritional supplement administered during dialysis to patients suffering from nutritional deficiencies. The Company has historically been reimbursed by the Medicare program for the administration of IDPN therapy. Beginning in 1993, HCFA designated four durable medical equipment regional carriers ("DMERCs") to process reimbursement claims for IDPN therapy. The DMERCs established new, more stringent medical policies for reimbursement of IDPN therapy, and many dialysis providers' claims have subsequently been denied or delayed. Where appropriate, the Company has appealed and continues to appeal such denials. In addition, the DMERCs are reportedly reviewing the existing IDPN medical policies. The final outcome of some appeals and the anticipated review is uncertain and may ultimately reduce the number of patients eligible to receive reimbursement for IDPN therapy. The Company's allowance for doubtful accounts reflects a reserve that the Company believes is adequate against the possibility of an adverse outcome. The Company has continued to provide IDPN therapy to its patients pending clarification of this policy. A significant reduction in the number of patients eligible to receive reimbursement for IDPN therapy or the amount of Medicare reimbursement therefor would have an adverse effect on the Company's net operating revenues and net income.

  All of the states in which the Company currently operates dialysis facilities provide Medicaid (or comparable) benefits to qualified recipients to supplement their Medicare entitlement. The Company estimates that approximately 8% of its net patient revenues during the fiscal year ended May 31, 1995, 7% of its net operating revenues during the seven months ended December 31, 1995 and 6% of its net operating revenues during the six month period ended June 30, 1996 were funded by Medicaid or comparable state programs. The Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy and governmental funding restrictions, all of which may have the effect of decreasing program payments, increasing costs or modifying the way the Company operates its dialysis business. See "Business--Operations--Medicaid Reimbursement."

  Approximately 30% of the Company's net patient revenues during the fiscal year ended May 31, 1995, 33% during the seven month period ended December 31, 1995 and 34% during the six month period ended June 30, 1996 were from sources other than Medicare and Medicaid. These sources include payments from third-party, non-government payors, at rates that generally exceed the Medicare and Medicaid rates, and payments from hospitals with which the Company has contracts for the provision of acute dialysis treatments. Any restriction or reduction of the Company's ability to charge for such services at rates in excess of those paid by Medicare would adversely affect the Company's net operating revenues and net income. The Company is unable to quantify or predict the degree, if any, of the risk of reductions in payments under these various payment plans. The Company is a party to non-exclusive agreements with certain third-party payors and termination of such third-party agreements could have an adverse effect on the Company. See "Business--Operations-- Sources of Revenue Reimbursement."

OPERATIONS SUBJECT TO GOVERNMENT REGULATION

  The Company is subject to extensive regulation by both the federal government and the states in which the Company conducts its business. The Company is subject to the illegal remuneration provisions of the Social Security Act and similar state laws, which impose civil and criminal sanctions on persons who solicit, offer, receive or pay any remuneration, directly or indirectly, for referring a patient for treatment that is paid for in whole or in part by Medicare, Medicaid or similar state programs. In July 1991 and November 1992, the federal government published regulations that provide exceptions or "safe harbors" for certain business transactions. Transactions that are structured within the safe harbors are deemed not to violate the illegal remuneration provisions. Transactions that do not satisfy all elements of a relevant safe harbor do not necessarily violate the illegal remuneration statute, but may be subject to greater scrutiny by enforcement agencies. Neither the arrangements between the Company and the physician directors of its facilities ("Medical Directors") nor the minority ownership interests of referring physicians in certain of the Company's dialysis facilities fall within the protection afforded by these safe harbors. Although the Company has never been challenged under these statutes and believes it complies in all material respects with these and all other applicable laws and regulations, there can be no assurance that the Company will not be required to change its practices or relationships with its Medical Directors or with referring physicians holding minority ownership interests or that the Company will not experience material adverse effects as a result of any such challenge.

  The Omnibus Budget Reconciliation Act of 1989 includes certain provisions ("Stark I") that restrict physician referrals for clinical laboratory services to entities with which a physician or an immediate family member has a "financial relationship." In August 1995, HCFA published regulations interpreting Stark I. The regulations specifically provide that services furnished in an ESRD facility that are included in the composite billing rate are excluded from the coverage of Stark I. The Company believes that the language and legislative history of Stark I indicate that Congress did not intend to include laboratory services provided incidental to dialysis services within the Stark I prohibition; however, laboratory services not included in the Medicare composite rate could be included within the coverage of Stark I. Violations of Stark I are punishable by civil penalties which may include exclusion or suspension of a provider from future participation in Medicare and Medicaid programs and substantial fines. Due to the breadth of the statutory provisions, it is possible that the Company's practices might be challenged under this law. A broad interpretation of Stark I would apply to the Company's competitors as well.

  The Omnibus Budget Reconciliation Act of 1993 includes certain provisions ("Stark II") that restrict physician referrals for certain "designated health services" to entities with which a physician or an immediate family member has a "financial relationship." The Company believes that the language and legislative history of Stark II indicate that Congress did not intend to include dialysis services and the services and items provided incident to dialysis services within the Stark II prohibitions; however, certain services, including the provision of, or arrangement and assumption of financial responsibility for, outpatient prescription drugs, including EPO, and clinical laboratory services, could be construed as designated health services within the meaning of Stark II. Violations of Stark II are punishable by civil penalties, which may include exclusion or suspension of the provider from future participation in Medicare and Medicaid programs and substantial fines. Due to the breadth of the statutory provisions and the absence of regulations or court decisions addressing the specific arrangements by which the Company conducts its business, it is possible that the Company's practices might be challenged under these laws. A broad interpretation of Stark II to include dialysis services and items provided incident to dialysis services would apply to the Company's competitors as well.

  A California statute that became effective January 1, 1995 makes it unlawful for a physician who has, or a member of whose immediate family has, a financial interest with or in an entity to refer a person to that entity for, among other services, laboratory services. The Company currently operates centers in California, which accounted for a significant percentage of net operating revenues for the fiscal year ended May 31, 1995 and the seven months ended December 31, 1995. Although the Company does not believe that the statute is intended to apply to laboratory services that are provided incident to dialysis services, it is possible that the statute could be interpreted to apply to such laboratory services. If the California statute were so interpreted, the Company would be required to restructure some or all of its relationships with referring physicians who serve as Medical Directors of the Company's facilities and with the physicians who hold minority interests in certain of the Company's facilities.

  At present, ESRD patients eligible for California's Medicaid program, MediCal, are reimbursed for their transportation costs relating to ESRD treatments. From time to time, the Company pays Medicare supplemental insurance premiums for patients with a financial need. If this practice is deemed to violate applicable federal or state law, the Company may be forced to halt this practice and the Company cannot predict the effect the foregoing would have on the desire of such patients to use the Company's services.

  A number of proposals for health care reform have been made in recent years, some of which have included radical changes in the health care system. Health care reform could result in material changes in the financing and regulation of the health care business, and the Company is unable to predict the effect of such changes on its future operations. It is uncertain what legislation on health care reform, if any, will ultimately be implemented or whether other changes in the administration or interpretation of governmental health care programs will occur. There can be no assurance that future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have a material adverse effect on the results of operations of the Company. See "Business--Operations--Medicare Reimbursement" and "Business-- Governmental Regulation."

RISKS INHERENT IN GROWTH STRATEGY

  Following the August 1994 Transaction, the Company began an aggressive growth strategy. This growth strategy is dependent on the continued availability of suitable acquisition candidates and subjects the Company to the risks inherent in assessing the value, strengths and weaknesses of acquisition candidates, the operations of acquired companies and identifying suitable locations for additional facilities. The Company's growth is expected to place significant demands on the Company's financial and management resources. In recent years, acquisition prices and competition for facilities has increased. To the extent the Company is unable to acquire or develop facilities in a cost-effective manner, its ability to expand its business and enhance results of operations would be adversely affected. In addition, although the Company believes it has a demonstrable track record of integrating the operations of acquired companies with its historic operations, the process for integrating acquired operations, particularly for newly acquired regional clusters, presents a significant challenge to the Company's management and may lead to unanticipated costs or a diversion of management's attention from day-to-day operations. There can be no assurance that the Company will be able to continue its growth strategy or that this strategy will ultimately prove successful. A failure to successfully continue its growth strategy could have an adverse effect on the Company's results of operations. See "Business-- Business Strategy."

COMPETITION

  The dialysis industry is fragmented and highly competitive, particularly in terms of acquisitions of existing dialysis facilities and developing relationships with referring physicians. Certain of the Company's competitors have substantially greater financial resources than the Company and may compete with the Company for acquisitions of facilities in markets targeted by the Company. Competition for acquisitions has increased the cost of acquiring existing dialysis facilities. The Company has from time to time experienced competition from referring physicians who have opened their own dialysis facilities. A portion of the Company's business consists of monitoring and providing supplies for ESRD treatments in patients' homes. Certain physicians also provide similar services and, if the number of such physicians were to increase, the Company could be adversely affected. See "Business-- Competition."

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent upon the services and management experience of the Company's executive officers, and accordingly has entered into employment agreements with, and provided a variety of equity incentives to, each of these executives. The Company's continued growth depends upon its ability to attract and retain skilled employees, in particular highly skilled nurses, for whom competition is intense. The Company believes that its future success will also be significantly dependent on its ability to attract and retain qualified physicians to serve as Medical Directors of its dialysis facilities. The Company does not carry key-man life insurance on any of its officers.

DEPENDENCE ON PHYSICIAN REFERRALS

  The Company's facilities are dependent upon referrals of ESRD patients for treatment by physicians specializing in nephrology and practicing in the communities served by the Company's dialysis facilities. As is generally true in the dialysis industry, at each facility one or a few physicians account for all or a significant portion of the patient referral base. The loss of one or more key referring physicians at a particular facility could have a material adverse effect on the operations of that facility and could adversely affect the Company's overall operations. Referring physicians own minority interests in 21 of the Company's dialysis facilities. If such interests are deemed to violate applicable federal or state law, such physicians may be forced to dispose of their ownership interests. The Company cannot predict the effect such dispositions would have on its business. See "Risk Factors--Operations Subject to Government Regulation," "Business--Operations--Physician Relationships" and "Business--Governmental Regulation."

SIGNIFICANT INFLUENCE BY DLJMB

  DLJ Merchant Banking Partners, L.P. and certain of its affiliates ("DLJMB") own approximately 10% of the outstanding Common Stock of the Company and after
the Offering will own approximately   % of the outstanding Common Stock of the
Company (approximately   % if the Underwriters' over-allotment option is
exercised in full). Upon consummation of the Offering, DLJMB's right to nominate four of the five members of the Company's Board of Directors pursuant to a Shareholders Agreement (as defined herein) among certain of the Company's stockholders will terminate. The four individuals previously nominated by DLJMB (three of which are DLJMB employees) and elected as Company directors will remain directors, however, until the next election or any earlier resignation and to that extent and until such time continue to be able to influence significantly the affairs of the Company, including corporate transactions such as any "going private" transaction, merger, consolidation or sale of all or substantially all of the Company's assets. The Company has been informed that two of such DLJMB employees intend to resign as directors upon consummation of the Offering. See "Principal and Selling Stockholders" and "Certain Relationships and Related Transactions."

POSSIBLE VOLATILITY OF STOCK PRICE

  The trading price and volume of the Common Stock historically has been and could in the future be subject to significant fluctuations in response to many factors, including quarter-to-quarter variations in operating results, changes in earnings estimates by analysts, changes in federal or state regulation of services provided by the Company or reimbursement rates for such services, competition, general market conditions and other events or factors. See "Price Range of Common Stock."

ANTITAKEOVER PROVISIONS

  The Company's Certificate of Incorporation and Bylaws include several provisions which may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management of the Company, or limiting the ability of stockholders to approve transactions that they may deem to be in their best interests, including (i) a provision requiring that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent, and (ii) a provision requiring at least 60 days' advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. In addition, pursuant to the Company's Certificate of Incorporation the Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the rights and preferences of such Preferred Stock without the need for further stockholder approval. The Company has no present plans to issue any shares of Preferred Stock. See "Principal and Selling Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Substantially all of the shares of Common Stock that will be outstanding after the Offering will be available for immediate sale in the public market. Sales of substantial amounts of Common Stock into the public market or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and the ability of the Company to raise equity capital. The Company can make no prediction as to the effect, if any, that sales of shares of its Common Stock, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Such sales may also make it more difficult for the Company to sell equity securities or equity-related securities at a time and price that it deems appropriate. Certain stockholders of the Company are also entitled to registration rights. See "Principal and Selling Stockholders."

                       RECENT FACILITY NETWORK EXPANSION

  The Company has implemented an aggressive growth strategy since the August 1994 Transaction through acquisitions, de novo developments and hospital alliances. The Company's acquisition model has served as the foundation for the Company's disciplined and rapid growth through acquisitions. The Company's acquisition strategy is to leverage its operating infrastructure in existing regions by acquiring centers where it already has a strong market presence and to establish a strong presence in new markets by acquiring clusters of facilities that can support new regional operating infrastructures. The Company's comprehensive range of ESRD services, including laboratory, oral pharmaceutical, vascular access management and transplant management services programs, allows the Company to rapidly expand the range of ESRD services offered to patients in the operations it acquires.

  Since the implementation of the growth strategy in August 1994, the Company has become the third largest provider of dialysis services in the United States by adding 90 centers (comprised of 78 acquisitions, ten de novo developments and management contracts with Georgetown University and the University of Southern California) representing, at the time of acquisition or commencement of operations, 1,272 dialysis stations and more than 6,700 patients.

  Since June 1, 1996 the Company has acquired 15 facilities and, in addition, entered into a management contract with Georgetown University, which together service over 1,700 patients. As such acquisitions were completed on or after June 1, 1996, the full impact of the operations acquired are not reflected in the Company's financial results for the quarter ended June 30, 1996. In addition, the Company has also recently signed letters of intent to acquire five facilities, servicing approximately 300 patients.

  On March 15, 1996, the Company completed the $49.0 million Caremark Acquisition, which represents the Company's largest acquisition to date. The acquired operations included over 1,400 ESRD patients and 32 outpatient dialysis facilities (the "Caremark Facilities"), which are concentrated in the Minneapolis/St. Paul area as well as in Northern California. The Caremark Facilities generated $46.8 million of net revenue in 1995. Additional benefits to the Company of the Caremark Acquisition include (i) establishing it as the leading dialysis provider in the Minneapolis/St. Paul region; (ii) significantly strengthening its presence in Northern California; (iii) expanding its ESRD related ancillary services; (iv) broadening its affiliations with nationally recognized nephrologists and academic medical centers; (v) strengthening its managed care capabilities and experience; and
(vi) realizing significant cost savings.

  During the second quarter of 1996 the Company successfully integrated the operations of the Caremark Facilities into its overall network. At the time of acquisition, the Caremark Facilities in aggregate were unprofitable and during the second quarter the Company was able to improve operating results through
(i) a consolidation of corporate functions, including reimbursement administration, human resources management and accounting, (ii) making available to the Caremark Facilities the benefits of the Company's purchasing contracts, (iii) personnel reductions and (iv) the implementation of the Company's ancillary programs at or in association with the Caremark Facilities.

NETWORK EXPANSION SINCE THE INITIAL PUBLIC OFFERING

  The following chart lists the 54 centers acquired, the seven de novo facilities developed and the management contract established by the Company since its initial public offering in October 1995 (the "Initial Public Offering"):

                       CAREMARK ACQUISITION (MARCH 1996)

Chabot Dialysis Clinic,
 Dublin                             CA       Minneapolis Dialysis Unit           MN
Chabot Dialysis Clinic,
 Hayward                            CA       Minnetonka Dialysis Unit            MN
Chabot Dialysis Clinic, San
 Leandro                            CA       Montevideo Dialysis Unit            MN
Chabot Dialysis Clinic,
 Union City                         CA       Morris Dialysis Unit                MN
East Bay Peritoneal Dialysis        CA       Pine City Dialysis Unit             MN
Alexandria Dialysis Unit            MN       Red Lake Dialysis Unit              MN
Anoka-Good Samaritan
 Dialysis Unit                      MN       Red Wing Dialysis Unit              MN
Arden Hills Dialysis Unit           MN       Redwood Falls Dialysis Unit         MN
Burnsville Dialysis Unit            MN       Special Needs Dialysis Unit         MN
Cass Lake Dialysis Unit             MN       St. Paul Dialysis Unit              MN
Coon Rapids Dialysis Unit           MN       West St. Paul Dialysis Unit         MN
Edina Dialysis Unit                 MN       Mitchell Dialysis Unit              SD
Fairmont Dialysis Unit              MN       Pine Ridge Dialysis Unit            SD
Faribault Dialysis Unit             MN       Rosebud Dialysis Unit               SD
Maplewood Dialysis Unit             MN       Sioux Falls Dialysis Unit           SD
                                             St. Croix Falls Dialysis
Marshall Dialysis Unit              MN       Unit                                WI

                  OTHER ACQUISITIONS AND MANAGEMENT CONTRACTS

Total Renal Care East               TX         November 1995
Total Renal Care West               TX         November 1995
Burbank Regional Dialysis
 Center                             CA         January 1996
Downtown Dialysis Center            MD         January 1996
Pacific Peritoneal Dialysis
 Center                            Guam        January 1996
Upstate Dialysis Center             SC         March 1996
Greer Kidney Center (1)             SC         March 1996
Eaton Canyon Dialysis Center        CA         June 1996
Georgetown Dialysis Center
 (2)                                DC         June 1996
St. Mary Medical Center             PA         July 1996
Piedmont Dialysis                   CA         July 1996
Peralta Dialysis                    CA         July 1996
Bertha Sirk Dialysis                MD         July 1996
Greenspring Dialysis                MD         July 1996
Houston Kidney Center               TX         August 1996
Houston Kidney Center
 Southeast                          TX         August 1996
North Houston Kidney Center         TX         August 1996
Northwest Kidney Center             TX         August 1996
Port Charlotte Artificial
 Kidney                             FL         August 1996
Gulf Coast Peritoneal               FL         August 1996
Paramount Dialysis                  CA         September 1996
Doctors Dialysis East L.A.
 (3)                                CA         October 1996
Doctors Dialysis Montebello
 (3)                                CA         October 1996

                              DE NOVO FACILITIES

Shiprock Dialysis Facility          NM         December 1995
Kenner Dialysis Center              LA         February 1996
Potrero Hill Dialysis Center        CA         February 1996
Mission Dialysis Center             CA         March 1996
Guam Renal Center                  Guam        May 1996
Loma Vista                          TX         August 1996
Pine Island                         FL         October 1996

--------------------
(1) On March 13, 1996, the Company entered into a definitive agreement to manage the affiliated Greer Kidney Center, Inc. ("Greer") and to acquire Greer upon receipt of a certificate of need from the State of South Carolina. The Company has placed the funds for the acquisition of Greer into escrow pending regulatory approval.
(2) Management contract.
(3) In October 1996 the Company entered into a definitive agreement to manage the Doctors Dialysis Center of East Los Angeles and Doctors Dialysis Center of Montebello and expects to complete the acquisition during the first four months of 1997.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of 500,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $19,200,000, assuming a public offering price of $41.125 per share and after deducting the underwriting discount and estimated offering expenses. The Company intends to use such net proceeds for acquisitions, de novo developments and other capital expenditures, and general corporate purposes. Pending such uses, the Company intends to reduce amounts outstanding (and permitted to be reborrowed) under the revolving portion of the Company's credit facility (the "Senior Credit Facility"). The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

  The Company continually reviews and evaluates acquisition candidates as part of its growth strategy, and is at various stages of evaluation, discussion or negotiation with a number of such candidates. As of the date of this Prospectus, except for letters of intent to acquire five facilities servicing approximately 300 patients, the Company has not reached a final binding agreement with respect to any such potential acquisition.

  Borrowings under the Senior Credit Facility (which are permitted to be made up to $400 million) bear interest at one of two floating rates selected from time to time by the Company. These borrowings currently bear interest at 6.125% per annum. At October 17, 1996, approximately $300 million was available for borrowing under the Senior Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the New York Stock Exchange. The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock as reported by the New York Stock Exchange since the Initial Public Offering.

                                                                 HIGH    LOW
      Transitional Fiscal Year Ended December 31, 1995
        4th Quarter (beginning October 31, 1995)................ $30     $18
      Fiscal Year Ending December 31, 1996
        1st Quarter ............................................ 32 1/4   27
        2nd Quarter ............................................ 45 1/2   31
        3rd Quarter ............................................ 42 5/8   32
        4th Quarter (through October 17, 1996) ................. 46 3/8  38 7/8

  The closing price of the Common Stock on October 17, 1996 was $41.125 per share. As of September 30, 1996 there were 115 holders of record of the Company's Common Stock.

                                DIVIDEND POLICY

  Since the August 1994 Transaction, the Company has not declared or paid cash dividends to its holders of Common Stock. The Company currently anticipates that all earnings will be retained for the development and expansion of its business and, therefore, does not anticipate paying dividends on its Common Stock in the foreseeable future. The Senior Credit Facility contains provisions which prohibit the Company from paying dividends on its Common Stock.

                                CAPITALIZATION

  The following table sets forth the cash and capitalization of the Company
(i) as of June 30, 1996, (ii) as adjusted to reflect acquisitions consummated after June 30, 1996, probable acquisitions as of October 18, 1996 and the retirement of all outstanding Discount Notes in July and September 1996 and
(iii) as further adjusted to reflect the sale of 500,000 shares of Common Stock offered hereby by the Company at an assumed public offering price of $41.125 per share. See "Use of Proceeds" and the Company's Consolidated Financial Statements and the notes thereto. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                     JUNE 30, 1996
                                           ------------------------------------
                                                                      AS
                                                        AS     FURTHER ADJUSTED
                                            ACTUAL   ADJUSTED  FOR THE OFFERING
                                           --------  --------  ----------------
                                                 (DOLLARS IN THOUSANDS)
Cash...................................... $ 39,969  $    --       $ 19,214
                                           ========  ========      ========
Long-term debt (including current
 portion):
 Senior Credit Facility................... $    --   $ 89,786      $ 89,786
 Discount Notes...........................   57,503       --            --
 Other....................................    1,313     1,313         1,313
                                           --------  --------      --------
    Total long-term debt..................   58,816    91,099        91,099
Minority interests........................    4,541     5,472         5,472
Stockholders' equity:
 Common Stock, $0.001 par value,
  55,000,000 shares authorized; 25,889,905
  shares outstanding, actual; 25,962,061
  shares outstanding, as adjusted; and
  26,462,061 shares outstanding as further
  adjusted (1)............................       26        26            26
 Additional paid-in capital...............  234,369   236,199       255,413
 Notes receivable from stockholders.......   (2,727)   (2,727)       (2,727)
 Retained earnings (deficit)..............  (28,153)  (35,876)      (35,876)
                                           --------  --------      --------
    Total stockholders' equity............  203,515   197,622       216,836
                                           --------  --------      --------
Total capitalization...................... $266,872  $294,193      $313,407
                                           ========  ========      ========

--------------------
(1) Does not include 1,639,360 shares issuable upon the exercise of options outstanding as of June 30, 1996.

                     SELECTED FINANCIAL AND OPERATING DATA

  The following table presents selected consolidated financial and operating data of the Company for the periods indicated. The consolidated financial data as of May 31, 1991, 1992, 1993, 1994 and 1995 and as of December 31, 1995 and
for each of the years in the five year period ended May 31, 1995 and the seven month period ended December 31, 1995 have been derived from the Company's audited consolidated financial statements. The consolidated financial data for the seven months ended December 31, 1994 and for the six month periods ended June 30, 1995 and 1996 are unaudited and include all adjustments consisting solely of normal recurring adjustments necessary to present fairly the Company's results of operations for the period indicated. The results of operations for the seven month periods ended December 31, 1994 and 1995 and for the six month periods ended June 30, 1995 and 1996 are not necessarily indicative of the results which may occur for the full fiscal year. The following financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and the notes thereto and the other information contained elsewhere in this Prospectus or incorporated herein by reference.

                                                                       SEVEN MONTHS             SIX MONTHS
                                                                           ENDED                  ENDED
                                    YEARS ENDED MAY 31,              DECEMBER 31, (1)            JUNE 30,
                          ---------------------------------------    --------------------    ----------------
                           1991    1992    1993    1994    1995        1994        1995       1995     1996
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 (2)
 Net operating revenues.  $53,019 $63,888 $71,576 $80,470 $98,968    $ 53,593    $ 89,711    $56,093 $114,820
 Facility operating
  expenses..............   37,016  45,599  49,440  56,828  65,583      36,012      57,406     36,420   76,647
 General and
  administrative
  expenses (3)..........    4,209   4,819   5,292   7,457   9,115       4,916       7,645      5,200    8,701
 Provision for doubtful
  accounts..............    1,846   2,118   2,050   1,550   2,371       1,363       1,811      1,266    2,333
 Depreciation and
  amortization..........    2,621   3,167   3,434   3,752   4,740       2,586       4,383      2,673    6,032
                          ------- ------- ------- ------- -------    --------    --------    ------- --------
 Total operating
  expenses..............   45,692  55,703  60,216  69,587  81,809      44,877      71,245     45,559   93,713
                          ------- ------- ------- ------- -------    --------    --------    ------- --------
 Operating income.......    7,327   8,185  11,360  10,883  17,159       8,716      18,466     10,534   21,107
 Interest expense, net..      208     110       9      13   7,203       3,300       5,584      4,547    2,537
                          ------- ------- ------- ------- -------    --------    --------    ------- --------
 Income before income
  taxes, minority
  interests and
  extraordinary item....    7,119   8,075  11,351  10,870   9,956       5,416      12,882      5,987   18,570
 Income taxes...........    2,519   2,875   4,129   4,106   3,511       1,933       4,631      2,078    7,151
                          ------- ------- ------- ------- -------    --------    --------    ------- --------
 Income before minority
  interests and
  extraordinary item....    4,600   5,200   7,222   6,764   6,445       3,483       8,251      3,909   11,419
 Minority interests in
  income of consolidated
  subsidiaries..........      479     535     775   1,046   1,593         833       1,784      1,010    1,417
                          ------- ------- ------- ------- -------    --------    --------    ------- --------
 Income before
  extraordinary item....  $ 4,121 $ 4,665 $ 6,447 $ 5,718 $ 4,852    $  2,650    $  6,467(4) $ 2,899 $ 10,002
                          ======= ======= ======= ======= =======    ========    ========    ======= ========
 Income per share before
  extraordinary item....                                  $  0.22(5) $   0.08(5) $   0.36(4) $  0.19 $   0.40

                                                                    SEVEN MONTHS      SIX MONTHS
                                                                        ENDED            ENDED
                                    YEARS ENDED MAY 31,           DECEMBER 31, (1)     JUNE 30,
                          --------------------------------------- ----------------- ---------------
                           1991    1992    1993    1994    1995     1994     1995    1995    1996
OPERATING DATA:
 Outpatient facilities
  (at period end).......       32      35      36      37      57       42       68      60     116
 Treatments (6).........  308,029 349,736 379,397 423,353 481,537  268,820  390,806 260,044 491,708
 Hospitals receiving
  inpatient services (at
  period end)...........       34      33      32      28      48       28       55      54      77

                                         MAY 31,                    DECEMBER 31, JUNE 30,
                          -------------------------------------     ------------ --------
                           1991   1992   1993    1994    1995           1995       1996
                                              (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital........  $5,471 $8,508 $14,609 $20,064 $14,971       $ 54,691   $108,053
 Total assets...........  26,876 32,509  36,003  43,621  77,558        163,998    291,046
 Long-term debt
  (including current
  portion)..............     465    437     267     198  88,142         55,894     58,816
 Mandatorily redeemable
  Common Stock (7)......     --     --      --      --    3,990            --         --
 Stockholders' equity
  (deficit).............  17,903 22,568  29,015  34,733 (30,879)(8)     82,804    203,515

                                                  (See Notes on following page)

--------------------
(1) In 1995, the Company changed its fiscal year to December 31 from May 31.
(2) The August 1994 Transaction and subsequent acquisitions had a significant impact on the Company's financial position and on the Company's results of operations. Consequently, the Balance Sheet Data as of May 31, 1995, December 31, 1995 and June 30, 1996 and the Income Statement Data for the fiscal year ended May 31, 1995, the seven months ended December 31, 1995 and the six months ended June 30, 1995 and 1996 are not directly comparable to corresponding information as of prior dates and for prior periods, respectively.
(3) General and administrative expenses for the fiscal years ended May 31, 1991, 1992, 1993 and 1994 include overhead allocations by the Company's former parent of $523,000, $662,000, $235,000 and $1,458,000, respectively. The overhead allocations for the fiscal years ended May 31, 1991, 1992 and 1993 were made using a different methodology than that used in the fiscal year ended May 31, 1994 and the substantial increase in that year reflects this change in methodology rather than a change in the level of services provided. No overhead allocation was made for the period from March 1, 1994 through the closing of the August 1994 Transaction, at which time the Company began to record general and administrative expenses as incurred on a stand-alone basis. General and administrative expenses for the fiscal year ended May 31, 1994 reflect $458,000 in expenses relating to a terminated equity offering.
(4) In December 1995, the Company recorded an extraordinary loss of $2,555,000, or $0.14 per share, net of tax, on the early extinguishment of debt. See Note 6 of Notes to Consolidated Financial Statements.
(5) Income per share before extraordinary item for the year ended May 31, 1995 and for the seven months ended December 31, 1994 is presented on a pro forma basis to give effect to the August 1994 Transaction as if it had occurred on June 1, 1994. See Note 1 of Notes to Consolidated Financial Statements.
(6) Represents dialysis treatments provided in outpatient facilities, at home and in acute care hospitals. Home dialysis treatments are stated in hemodialysis equivalents. Only treatments rendered by the Company after the acquisition of a facility are included.
(7) Mandatorily redeemable Common Stock represents shares of Common Stock issued in certain acquisitions subject to put options that terminated upon the completion of the Initial Public Offering. See Note 8 to Notes to Consolidated Financial Statements.
(8) In connection with the August 1994 Transaction, the Company paid a dividend to Tenet of $75.5 million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto contained elsewhere in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

BACKGROUND

  The Company was formed in contemplation of the August 1994 Transaction as the parent corporation of Total Renal Care, Inc. (formerly Medical Ambulatory Care, Inc.). In the August 1994 Transaction, the Company paid a dividend of $75.5 million to NME Properties out of the net proceeds from (i) the issuance of units consisting of an aggregate of $100 million in principal amount at maturity of 12% Senior Subordinated Discount Notes due 2004 (the "Discount Notes"), which were issued at approximately 70% of par, and 600,000 shares of Common Stock and (ii) borrowing under the Company's revolving credit facility with the Bank of New York (the "Senior Credit Facility"). The Company raised additional capital to fund the continuation of its growth strategy through the Initial Public Offering on October 30, 1995 in which the Company issued and sold 6,900,000 shares of its Common Stock and raised gross proceeds of $107 million. Concurrent with the Initial Public Offering, the Company listed its Common Stock on the New York Stock Exchange under the symbol "TRL." Subsequent to the Initial Public Offering the Company changed its fiscal year end from May 31 to December 31. The Company raised additional capital through a subsequent public offering on April 3, 1996 in which the Company issued and sold 3,500,000 shares of its Common Stock and raised net proceeds of $110.1 million. In July and September 1996 the Company retired all outstanding Discount Notes for an aggregate payment of $40 million (including consent payments of $1.1 million). In October 1996 the Company secured a seven year $400 million bank credit facility to provide further financing for the Company's growth strategy.

  Following the August 1994 Transaction, the Company implemented a growth strategy designed to enhance revenues and improve operating income. A major part of the Company's growth strategy is to expand the Company's existing facility network and to create new regional facility networks through acquisitions, de novo developments and hospital alliances. The acquisition of a facility has an immediate impact on the Company's results of operations by increasing revenues with minimal incremental general and administrative cost resulting in enhanced operating income. Since the August 1994 Transaction the Company has added 90 centers to its network (comprised of 78 acquisitions and ten de novo developments and management contracts with Georgetown University and the University of Southern California) representing, at the time of acquisition or commencement of operations, 1,272 dialysis stations and more than 6,700 patients. Of these increases, additions since the Initial Public Offering total 62 new centers (comprised of 54 acquisitions and seven de novo developments and one management contract with Georgetown University) representing, at the time of acquisition or commencement of operations, 885 dialysis stations and more than 4,600 patients.

  Following the August 1994 Transaction, the Company implemented a focused strategy to increase net operating revenues per treatment and improve operating income margins. The Company has significantly increased per-treatment revenues through the addition of in-house clinical laboratory services, improved pricing, increased utilization of ancillary services and the addition of in-house pharmacy services. To improve operating income, the Company also began a systematic review of the Company's vendor relations leading to the renegotiation of a number of supply contracts and insurance arrangements that reduced operating expenses. In addition the Company has focused on improving facility operating efficiencies and leveraging corporate and regional management. These improvements have been offset in part by increased amortization of goodwill and other intangible assets relating to the Company's acquisitions (all of which have been accounted for as purchase transactions) and start-up expenses related to de novo developments.

  The Company incurred approximately $70.4 million of indebtedness as a result of the August 1994 Transaction. The related interest expense has had a significant impact on the Company's results of operations for the fiscal year ended May 31, 1995, the seven months ended December 31, 1995 and the six months ended June 30, 1995 and 1996. The Company's results of operations for the year ended May 31, 1995, the seven months ended December 31, 1995 and the six months ended June 30, 1995 and 1996 have also been materially affected by the implementation of the Company's growth strategy. Consequently, the results of operations for the year ended May 31, 1995, the seven months ended December 31, 1995 and the six months ended June 30, 1995 and 1996 are not directly comparable to the results of operations for comparable prior periods.

NET OPERATING REVENUES

  Net operating revenues are derived primarily from four sources: (i) outpatient facility hemodialysis services, (ii) ancillary services, including EPO administration, clinical laboratory services and intravenous and oral pharmaceutical products and services, (iii) home dialysis services and related products and (iv) inpatient dialysis services provided to hospitalized patients pursuant to arrangements with hospitals. Additional revenues are derived from the provision of dialysis facility management services to certain subsidiaries and affiliated and unaffiliated dialysis centers. The Company's dialysis and ancillary services are reimbursed primarily under the Medicare ESRD program in accordance with rates established by HCFA. Payments are also provided by other third party payors, generally at rates higher than those reimbursed by Medicare for up to the first 21 months of treatment as mandated by law. Rates paid for services provided to hospitalized patients are negotiated with individual hospitals. For the year ended May 31, 1995, approximately 62% and 8% of the Company's net patient revenues were derived from reimbursement under Medicare and Medicaid, respectively. For the seven months ended December 31, 1995, approximately 60% and 7% of the Company's net patient revenues were derived from reimbursement under Medicare and Medicaid. For the six months ended June 30, 1996, approximately 60% and 6% of the Company's net patient revenues were derived from reimbursement under Medicare and Medicaid, respectively. See "Business--Operations--Sources of Revenue Reimbursement."

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth selected unaudited financial and operating information for each of the eight calendar quarters ended after the August 1994 Transaction:

                                                               QUARTERS ENDED
                         --------------------------------------------------------------------------------------------
                         SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30,  SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30,
                             1994          1994       1995      1995        1995          1995       1996      1996
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PER TREATMENT DATA)
Net operating revenues..    $22,434      $24,244     $25,469  $30,624      $37,415      $41,335     $50,237  $64,583
Facility operating
 expenses...............     15,265       16,017      16,922   19,498       23,884       26,673      33,329   43,318
General and
 administrative
 expenses...............      1,930        2,346       2,423    2,777        3,107        3,537       3,901    4,800
Operating income........      3,633        4,026       4,286    6,248        7,776        8,356       9,551   11,556
Income before
 extraordinary item.....      1,053          705       1,001    1,898        2,485        3,285       4,276    5,726
Income per share before
 extraordinary item.....     $ 0.01        $0.05       $0.07    $0.12        $0.16        $0.16     $  0.19  $  0.22
Outpatient facilities...         42           42          45       60           62           68         108      116
Treatments..............    112,407      120,443     123,107  136,937      163,633      179,807     217,451  274,256
Net operating revenues
 per treatment..........    $199.58      $201.29     $206.89  $223.64      $228.65      $229.89     $231.03  $235.48
Operating income
 margin ................       16.2%        16.6%       16.8%    20.7%        20.8%        20.2%       19.0%    17.9%

  Utilization of the Company's services is generally not subject to material seasonal fluctuations. The quarterly variations shown above reflect the significant impact of the Company's growth strategy and margin improvement programs.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated selected information expressed as a percentage of net operating revenues for such periods.

                                                   SEVEN MONTHS    SIX MONTHS
                               YEARS ENDED MAY         ENDED          ENDED
                                     31,           DECEMBER 31,     JUNE 30,
                              -------------------  --------------  ------------
                              1993   1994   1995    1994    1995   1995   1996
Net operating revenues......  100.0% 100.0% 100.0%  100.0%  100.0% 100.0% 100.0%
Facility operating expenses.   69.1   70.6   66.3    67.2    64.0   64.9   66.8
General and administrative
 expenses...................    7.4    9.3    9.2     9.2     8.5    9.3    7.6
Provision for doubtful
 accounts...................    2.8    1.9    2.4     2.5     2.0    2.3    2.0
Depreciation and
 amortization...............    4.8    4.7    4.8     4.8     4.9    4.8    5.3
Operating income............   15.9   13.5   17.3    16.3    20.6   18.8   18.4
Interest expense, net of
 interest income............     --     --    7.3     6.2     6.2    8.1    2.2
Income taxes................    5.8    5.1    3.5     3.6     5.2    3.7    6.2
Minority interests..........    1.1    1.3    1.6     1.6     2.0    1.8    1.2
Income before extraordinary
 item.......................    9.0    7.1    4.9     4.9     7.2    5.2    8.7

 SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1995

  Net Operating Revenues. Net operating revenues for the six months ended June 30, 1996 increased $58,727,000 to $114,820,000 from $56,093,000 for the six months ended June 30, 1995 representing a 104.7% increase. Of this increase, $46,470,000 was due to increased treatments from acquisitions, existing facility growth and from de novo developments. The remainder was due to an increase in net operating revenues per treatment, $233.51 in the first six months of 1996 compared to $215.70 in the first six months of 1995, and an increase in affiliated and unaffiliated facility management fees. The increase in operating revenues per treatment was due to the addition of the Company's ESRD laboratory, increased ancillary utilization primarily in the administration of EPO, an overall increase in average reimbursement rates, and the opening of an IV and oral pharmaceutical program and an access management program.

  Facility Operating Expenses. Facility operating expenses increased $40,227,000 to $76,647,000 in the first six months of 1996 from $36,420,000 in the first six months of 1995. As a percentage of net operating revenues, facility operating expenses increased to 66.8% in the first six months of 1996 from 64.9% in the first six months of 1995 due to the significant amount of recent acquisitions and de novo development activity with an operating expense structure that is initially higher due to integration costs incurred in the first few months of operations coupled with a lower base of revenue generated until the Company's ancillary programs are added, leading to an overall lower operating margin.

  General and Administrative Expenses. General and administrative expenses increased $3,501,000 to $8,701,000 in the first six months of 1996 from $5,200,000 in the first six months of 1995. As a percentage of net operating revenues, general and administrative expenses declined to 7.6% in the first six months of 1996 from 9.3% in the first six months of 1995. This decline as a percentage of net revenue is a result of revenue growth and economies of scale achieved through the leveraging of corporate staff across a higher revenue base.

  Provision for Doubtful Accounts. The provision for doubtful accounts increased $1,067,000 to $2,333,000 in the first six months of 1996 from $1,266,000 in the first six months of 1995. As a percentage of net operating revenues, the provision for doubtful accounts decreased to 2.0% in the first six months of 1996 from 2.3% in the first six months of 1995. Due to the significant acquisition activity since the first six months of 1995, the percentage of accounts receivable, for which the Company provision methodology will be applied, in the more recent aging categories has increased, causing a corresponding decrease in the provision as a percentage of revenues.

  Depreciation and Amortization. Depreciation and amortization increased $3,359,000 to $6,032,000 in the first six months of 1996 from $2,673,000 in the first six months of 1995. As a percentage of net operating revenues, depreciation and amortization increased to 5.3% in the first six months of 1996 from 4.8% in the first six months of 1995. The increase was attributable to goodwill, other intangibles and fixed assets recorded through acquisition activity and increased depreciation from new center leaseholds and routine capital expenditures.

  Operating Income. Operating income increased $10,573,000 to $21,107,000 in the first six months of 1996 from $10,534,000 in the first six months of 1995. As a percentage of net operating revenues, operating income deceased slightly to 18.4% in the first six months of 1996 from 18.8% in the first six months of 1995. This decrease in operating income is primarily due to an increase in depreciation and amortization as a percentage of net operating revenue.

  Interest Expense. Interest expense, net of interest income, decreased $2,010,000 in the first six months of 1996 from $4,547,000 in the first six months of 1995. As a percentage of net operating revenues, interest expense, net of interest income, decreased to 2.2% in the first six months of 1996 from 8.1% in the first six months of 1995. Cash interest expense during the first six months of 1996 was $922,000 and non-cash interest during the same period was $3,228,000 versus $301,000 and $4,420,000 in the first six months of 1995, respectively. The decrease in the first six months of 1996 non-cash interest expense was due primarily to the redemption of 35% of the accreted value of the Company's Discount Notes in December 1995. The increase in cash interest expense was due primarily to borrowings made under the Company's Senior Credit Facility to fund the Company's Caremark Acquisition. The increase in interest income was due to investments of excess cash generated from the Company's initial public offering and secondary equity offering placed in short-term high-grade instruments.

  Provisions for Income Taxes. Provision for income taxes increased $5,073,000 to $7,151,000 in the first six months of 1996 from $2,078,000 in the first six months of 1995. As a percentage of net operating revenues, provision for income taxes increased to 6.2% in the first six months of 1996 from 3.7% in the first six months of 1995 and the effective tax rate decreased to 41.7% from 41.8% over the same period. The increase as a percentage of net operating revenues was primarily due to the increased profitability of the Company in the first six months of 1996 versus the same period in the prior year.

  Minority Interest. Minority interests increased $407,000 to $1,417,000 in the first six months of 1996 from $1,010,000 in the first six months of 1995. As a percentage of net operating revenues, minority interest decreased to 1.2% in the first six months of 1996 from 1.8% in the first six months of 1995. This decrease in minority interest as a percentage of net operating revenues is a result of a relative proportionate decrease in the formation of partnership affiliates and subsidiaries as a percentage of total new acquisitions.

 SEVEN MONTHS ENDED DECEMBER 31, 1995 COMPARED TO SEVEN MONTHS ENDED DECEMBER 31, 1994

  Net Operating Revenues. Net operating revenues increased $36,118,000 to $89,711,000 for the seven months ended December 31, 1995 ("1995 Seven Month Period") from $53,593,000 for the seven months ended December 31, 1994 ("1994 Seven Month Period") representing a 67.4% increase. Of this increase $24,411,000 was due to increased treatments from acquisitions, existing facility growth and from de novo developments. The remainder was due to an increase in net operating revenues per treatment which was $229.55 in the 1995 Seven Month Period compared to $199.36 in the 1994 Seven Month Period, and an increase in affiliated and unaffiliated facility management fees. The increase in operating revenues per treatment was due to the addition of TRC's ESRD laboratory, an overall increase in reimbursement rates, increased ancillary services utilization primarily in the administration of EPO and the opening of its oral pharmaceutical and IV therapy program.

  Facility Operating Expenses. Facility operating expenses increased $21,394,000 to $57,406,000 in the 1995 Seven Month Period from $36,012,000 in the 1994 Seven Month Period and as a percentage of net operating revenue, facility operating expenses declined to 64.0% in the 1995 Seven Month Period from 67.2% in the 1994

Seven Month Period. In the 1995 Seven Month Period the decrease in facility operating expenses as a percentage of revenue was due to substantial reductions achieved in the costs of providing services, including medical and pharmaceutical supplies, and overall labor resource efficiencies.

  General and Administrative Expenses. General and administrative expenses increased $2,729,000 to $7,645,000 in the 1995 Seven Month Period from $4,916,000 in the 1994 Seven Month Period, and as a percentage of net operating revenue, general and administrative expenses declined to 8.5% in the 1995 Seven Month Period from 9.2% in the 1994 Seven Month Period. This decline as a percentage of net revenue is a result of revenue growth and economies of scale achieved through the leveraging of corporate staff across a higher revenue base.

  Provision for Doubtful Accounts. The provision for doubtful accounts increased $448,000 to $1,811,000 in the 1995 Seven Month Period from $1,363,000 in the 1994 Seven Month Period, and as a percentage of net operating revenue, provision for doubtful accounts decreased to 2.0% in the 1995 Seven Month Period from 2.5% in the 1994 Seven Month Period. The provision for doubtful accounts is influenced by the amount of net operating revenues generated from non-governmental payor sources. The decrease for the 1995 Seven Month Period reflects better management of accounts receivable, including increased collection efforts, billing accuracy and improved preauthorization procedures with payors.

  Depreciation and Amortization. Depreciation and amortization increased $1,797,000 to $4,383,000 in the 1995 Seven Month Period from $2,586,000 in the
1994 Seven Month Period, and as a percentage of net operating revenue, depreciation and amortization increased to 4.9% in the 1995 Seven Month Period from 4.8% in the 1994 Seven Month Period. This increase was attributable to increased amortization due to acquisition activity and increased depreciation from new center leaseholds and routine capital expenditures.

  Operating Income. Operating income increased $9,750,000 to $18,466,000 in the 1995 Seven Month Period from $8,716,000 in the 1994 Seven Month Period, and as a percentage of net operating revenue, operating income increased to 20.6% in the 1995 Seven Month Period from 16.3% in the 1994 Seven Month Period. This increase in operating income is primarily due to a decrease in facility operating expenses as a percentage of net operating revenue.

  Interest Expense. Interest expense, net of interest income, increased $2,284,000 to $5,584,000 in the 1995 Seven Month Period from $3,300,000 in the
1994 Seven Month Period, and as a percentage of net operating revenues, interest expense, net of interest income, was 6.2% in the 1995 Seven Month Period and 6.2% in the 1994 Seven Month Period. Cash interest expense during the 1995 Seven Month Period was $1,063,000 and non-cash interest during the same period was $5,228,000 versus $26,000 and $3,274,000 in the 1994 Seven Month Period, respectively. The increase in the 1995 Seven Month Period cash interest expense was due primarily to increased borrowing under the Senior Credit Facility and the increase in non cash interest expense was due to the August 11, 1994 issuance of the Discount Notes ("Discount Notes"), which resulted in four and a half months of interest expense recognized in the 1994 Seven Month Period as compared to a full seven months of interest expense recognized in the 1995 Seven Month Period. In addition, interest accrued in the 1995 Seven Month Period on a higher accreted principal amount through December 7, 1995, on which date the Company redeemed 35% of the principal amount of the Discount Notes at maturity. Cash interest will initially be incurred on the Discount Notes on August 15, 1997.

  Provision for Income Taxes. Provision for income taxes increased $2,698,000 to $4,631,000 in the 1995 Seven Month Period from $1,933,000 in the 1994 Seven Month Period, and as a percentage of net operating revenue, provision for income taxes increased to 5.2% in the 1995 Seven Month Period from 3.6% in the 1994 Seven Month Period. The increase was primarily due to the increased profitability of the Company in the 1995 Seven Month Period versus the same period in the prior year.

  Minority Interests. Minority interests increased $951,000 to $1,784,000 in the 1995 Seven Month Period from $833,000 in the 1994 Seven Month Period, and as a percentage of net operating revenue, minority interest increased to 2.0% in the 1995 Seven Month Period from 1.6% in the 1994 Seven Month Period. This increase in minority interest as a percentage of revenue is a result of increased profitability at these partnership affiliates and subsidiaries and an increase in the number of company facilities owned by such partnership affiliates.

  Extraordinary Loss. On December 7, 1995 the Company redeemed 35% of the accreted value of the Discount Notes at a redemption premium of 111% for a total redemption price of $31,912,000. In connection with this redemption, the Company recorded an extraordinary loss of $2,555,000 (net of income tax effect) in December 1995.

 FISCAL 1995, 1994 AND 1993

  Net Operating Revenues. Net operating revenues increased $18,498,000 to $98,968,000 for the fiscal year ended May 31, 1995 from $80,470,000 for fiscal year ended May 31, 1994 representing a 23.0% increase. In the fiscal year ended May 31, 1994 net operating revenues increased $8,894,000 from $71,576,000 for the fiscal year ended May 31, 1993 representing a 12.4% increase. Of these increases, $11,412,000 and $8,293,000 were due to increased treatments (including acquisitions) for the fiscal year ended May 31, 1995 and the fiscal year ended May 31, 1994, respectively. In the fiscal year ended May 31, 1995, the fiscal year ended May 31, 1994, and the fiscal year ended May 31, 1993, net operating revenues on a per-treatment basis were $205.53, $190.08, and $188.66, respectively. The increase in net operating revenues per treatment in the fiscal year ended May 31, 1995 was primarily due to the addition of a Company-owned laboratory, an overall increase in reimbursement rates, and increases in administration of EPO per treatment. The increase in net operating revenues per treatment for the fiscal year ended May 31, 1994 was due primarily to increases in administration of EPO. In the fiscal year ended May 31, 1995 and the fiscal year ended May 31, 1994, the increases were partially offset by the effect of decreases in Medicare and Medicaid reimbursement rates for EPO beginning January 1, 1994.

  Facility Operating Expenses. Facility operating expenses consist of costs and expenses specifically attributable to the operation of dialysis facilities, including operating and maintenance costs of such facilities, equipment, direct labor, and supply and service costs relating to patient care. In the fiscal year ended May 31, 1995, facility operating expenses increased $8,755,000 to $65,583,000 from $56,828,000 in the fiscal year ended May 31, 1994 and as a percentage of net operating revenues, facility operating expenses declined to 66.3% in the fiscal year ended May 31, 1995 from 70.6% in the fiscal year ended May 31, 1994. In the fiscal year ended May 31, 1995, the decrease in facility operating expenses as a percentage of net operating revenues was due to substantial reductions achieved in the costs of providing services, including medical supplies, general and corporate insurance products and overall labor resource efficiencies. In the fiscal year ended May 31, 1994, facility operating expenses increased $7,388,000 from $49,440,000 in the fiscal year ended May 31, 1993, and, as a percentage of net operating revenues, facility operating expenses increased to 70.6% in the fiscal year ended May 31, 1994 from 69.1% in the fiscal year ended May 31, 1993. In the fiscal year ended May 31, 1994, the increase in facility operating expenses as a percentage of net operating revenues was a result of increases in the cost of labor, supplies and services which were not completely offset by an increase in net operating revenues.

  General and Administrative Expenses. General and administrative expenses include headquarters expense and administrative, legal, quality assurance, information systems and centralized accounting support functions. In the fiscal year ended May 31, 1995, general and administrative expenses increased $1,658,000 to $9,115,000 from $7,457,000 in the fiscal year ended May 31,
1994, and as a percentage of net operating revenues, general and administrative expenses declined to 9.2% in the fiscal year ended May 31, 1995 from 9.3% in the fiscal year ended May 31, 1994. This decline as a percentage of net operating revenues is a result of revenue growth and includes the full impact of stand-alone costs incurred since August 11, 1994 in place of overhead allocations for services provided by Tenet. In the fiscal year ended May 31, 1994, general and administrative expenses increased $2,165,000 from $5,292,000 in the fiscal year ended May 31, 1993, and, as a percentage of net operating revenues, general and administrative expenses increased to 9.3% from 7.4% in 1993. This increase as a percentage of net operating revenues is primarily a result of a change in the overhead allocation methodology used by Tenet. During the fiscal year ended May 31, 1994 and the fiscal year ended May 31, 1993, the Company was charged an overhead allocation by Tenet of $1,458,000 and $235,000, respectively, which was included in general and administrative expenses. Additionally, the Company absorbed $458,000 of expenses associated with a terminated equity offering in the fiscal year ended May 31, 1994.

  Provision for Doubtful Accounts. In the fiscal year ended May 31, 1995, the provision for doubtful accounts increased $821,000 to $2,371,000 from $1,550,000 in the fiscal year ended May 31, 1994, and as a percentage of net operating revenues, the provision for doubtful accounts increased to 2.4% in the fiscal year ended May 31, 1995 from 1.9% in the fiscal year ended May 31, 1994. This increase was attributable to an increase in reserves for IDPN services rendered and increased amounts owed from private third party payors and patients. In the fiscal year ended May 31, 1994, the provision for doubtful accounts declined $500,000 from $2,050,000 in the fiscal year ended May 31, 1993, and as a percentage of net operating revenues, the provision for doubtful accounts declined to 1.9% in the fiscal year ended May 31, 1994 from 2.8% in the fiscal year ended May 31, 1993. The decline in the fiscal year ended May 31, 1994 was attributable to better management of accounts receivable, including increased collection efforts, billing accuracy and improved preauthorization procedures with payors. Additionally, during the fiscal year ended May 31, 1994 the Company experienced a decline in amounts billed directly to patients (co-payments and deductibles) due to the growth of its business with managed care organizations.

  Depreciation and Amortization. In the fiscal year ended May 31, 1995, depreciation and amortization increased $988,000 to $4,740,000 from $3,752,000 in the fiscal year ended May 31, 1994, and as a percentage of net operating revenues, depreciation and amortization increased to 4.8% in the fiscal year ended May 31, 1995 from 4.7% in the fiscal year ended May 31, 1994. This increase was attributable to increased amortization due to acquisition activity and increased depreciation from new center leaseholds and routine capital expenditures. In the fiscal year ended May 31, 1994, depreciation and amortization increased $318,000 from $3,434,000 in the fiscal year ended May 31, 1993, although as a percentage of net operating revenues, depreciation and amortization decreased to 4.7% in the fiscal year ended May 31, 1994 from 4.8% in the fiscal year ended May 31, 1993 due to a general increase in net operating revenues at existing facilities.

  Operating Income. In the fiscal year ended May 31, 1995, operating income increased $6,276,000 to $17,159,000 from $10,883,000 in the fiscal year ended May 31, 1994, and as a percentage of net operating revenues, operating income increased to 17.3% in the fiscal year ended May 31, 1995 from 13.5% in the fiscal year ended May 31, 1994. This increase in operating income is primarily due to a decrease in facility operating expenses as a percentage of net operating revenues. In the fiscal year ended May 31, 1994, operating income decreased $477,000 from $11,360,000 in the fiscal year ended May 31, 1993 and as a percentage of net operating revenues, operating income decreased to 13.5% in the fiscal year ended May 31, 1994 from 15.9% in the fiscal year ended May 31, 1993. The decrease in the fiscal year ended May 31, 1994 resulted primarily from the increase in general and administrative expenses, specifically a $1,223,000 increase in the Tenet overhead allocation and incurrence of $458,000 in expenses relating to a proposed equity offering of the Company which was subsequently terminated.

  Interest Expense. Prior to the fiscal year ended May 31, 1995, the Company did not have any significant interest bearing debt. In connection with the August 1994 Transaction and the implementation of the Company's growth strategy, the Company incurred substantial debt, some of which requires interest to be paid in cash and most of which is recognized as non-cash interest expense. For the fiscal year ended May 31, 1995, total interest expense, net of interest income, was $7,203,000, with non-cash interest expense of $6,947,000 and cash interest expense, net of cash interest income, of $256,000.

  Provision for Income Taxes. In the fiscal year ended May 31, 1995, the provision for income taxes decreased $595,000 to $3,511,000 from $4,106,000 in the fiscal year ended May 31, 1994, and as a percentage of net operating revenues, the provision for income taxes decreased to 3.5% in the fiscal year ended May 31, 1995 from 5.1% in the fiscal year ended May 31, 1994. This decrease was primarily due to the effects of the August 1994 Transaction, and the associated resulting increase in deductible non-cash interest expense causing a decline in income subject to income taxes of $914,000. In the fiscal year ended May 31, 1994, the provision for income taxes decreased $23,000 from $4,129,000 in the fiscal year ended May 31, 1993, and, as a percentage of net operating revenues, provision for income taxes decreased to 5.1% in the fiscal year ended May 31, 1994 from 5.8% in the fiscal year ended May 31, 1993.

  Minority Interests. Minority interests represent the pretax income earned by individuals who directly or indirectly own minority interests in the Company's partnership affiliates and the net income in two of the Company's corporate subsidiaries. In the fiscal year ended May 31, 1995, minority interests increased $547,000 to $1,593,000 from $1,046,000 in the fiscal year ended May 31, 1994, and as a percentage of net operating revenues, minority interests increased to 1.6% in the fiscal year ended May 31, 1995 from 1.3% in the fiscal year ended May 31, 1994. In the fiscal year ended May 31, 1994, minority interests increased $271,000 from $775,000 in the fiscal year ended May 31, 1993, and, as a percentage of net operating revenues, minority interests increased to 1.3% in the fiscal year ended May 31, 1994 from 1.1% in the fiscal year ended May 31, 1993. The increases for both periods resulted from increased profitability at these partnership affiliates and subsidiaries, relating primarily to increased treatments.

LIQUIDITY AND CAPITAL RESOURCES

  Net cash used by operating activities was $8,174,000 for the first six months of 1996. Net cash used by operating activities consists of the Company's net income, increased by non-cash expenses such as deprecation, amortization, non-cash interest, and the provision for doubtful accounts, and adjusted by changes in components of working capital, primarily accounts receivable, in the first six months of 1996. Net cash used in investing activities was $91,514,000 for the first six months of 1996. The Company's principal uses of cash in investing activities have been related to acquisitions, purchases of new equipment and leasehold improvements for the Company's outpatient facilities, as well as the development of new outpatient facilities. Net cash provided by financing activities was $109,476,000, of which the primary source of financing were $110,051,000 net proceeds from sale of common stock used to finance the Caremark Acquisition and the development of new facilities. The remaining cash required for other acquisitions, de novo developments and working capital needs were funded by the Company's available cash. As a result, cash increased by $9,788,000 in the first six months of 1996.

  In July 1996, the Company repurchased $27.4 million of the outstanding Discount Notes, at maturity, for $28.4 million. In September 1996, the Company completed a tender offer for its Discount Notes pursuant to which it purchased all outstanding Discount Notes, with a principal amount of $37.6 million at maturity, for $38.9 million and made aggregate consent payments of $1.1 million. The repurchase and tender offer resulted in an extraordinary loss of $7.7 million during the third quarter of 1996.

  Effective October 17, 1996, the Company refinanced its prior bank credit facility with the Senior Credit Facility, which permits borrowings of up to $400,000,000. Under the Senior Credit Facility, up to $50,000,000 may be used in connection with letters of credit, and up to $15,000,000 in short-term funds may be borrowed the same day notice is given to the banks under a "Swing Line" facility. In general, borrowings under the Senior Credit Facility bear interest at one of two floating rates selected by the Company: (i) the Alternate Base Rate (defined as the higher of The Bank of New York's prime rate or the federal funds rate plus 0.5%); and (ii) Adjusted LIBOR (defined as the 30-, 60-, 90- or 180-day London Interbank Offered Rate, adjusted for statutory reserves) plus a margin that ranges from 0.45% to 1.25% depending on the Company's leverage ratio. Swing Line borrowings bear interest at either a rate negotiated by the Company and the banks at the time of borrowing or, if no rate is negotiated and agreed, the Alternate Base Rate. Maximum borrowings under the Senior Credit Facility will be reduced by $50,000,000 on September 30, 2000, $75,000,000 on September 30, 2001, and another $75,000,000 on
September 30, 2002, and the Senior Credit Facility terminates on September 30, 2003. The Senior Credit Facility contains financial and operating covenants including, among other things, requirements that the Company maintain certain financial ratios and satisfy certain financial tests, and imposes limitations on the Company's ability to make capital expenditures, to incur other indebtedness and to pay dividends. As of the date hereof, the Company is in compliance with all such covenants.

  As of June 30, 1996, the Company had working capital of $108,053,000, including cash of $39,969,000.

  The Company anticipates that its aggregate capital requirements for purchases of equipment and leasehold improvements for outpatient facilities after June 30, 1996 through December 31, 1996 will be approximately $12.0 million.

  The Company's strategy is to continue to expand its operations both through development of de novo centers and through acquisitions. The development of a typical outpatient facility generally requires $700,000 for initial construction and equipment and $200,000 for working capital. Based on the Company's experience, a de novo facility typically achieves operating profitability, before depreciation and amortization, by the 12th to 15th month of operation. However, the period of time for a development facility to break even is dependent on many factors which can vary significantly from facility to facility, and, therefore, the Company's past experience may not be indicative of the performance of future developed facilities. The Company is currently developing eight new facilities.

  During the period January 1, 1996 through June 30, 1996, the Company paid approximately $81.5 million in consideration for acquisitions, including approximately $49.0 million for the Caremark Acquisition. From
June 30, 1996 to October 17, 1996, the Company completed acquisitions of 13 facilities for consideration of $59.7 million of which $57.6 million was paid in cash; the remainder in the issuance of common stock. See "Recent Facility Network Expansion."

  The Company believes that the net proceeds from this Offering, borrowings under the Senior Credit Facility, cash generated from operations and other current sources of financing will be sufficient to meet the Company's need for capital for the foreseeable future, including working capital, purchases of additional property and equipment for the operation of its existing facilities, and interest on the Senior Credit Facility. To continue its growth strategy, however, the Company may need to issue additional debt or equity securities. There can be no assurance that additional financing and capital, if and when required, will be available on terms acceptable to the Company or at all.

                                   BUSINESS

  The Company is a leading, high-quality provider of integrated dialysis services for patients suffering from ESRD. As a result of the Caremark Acquisition, the Company is now the third largest dialysis provider (based on number of patients served) in the United States. The Company currently provides dialysis and ancillary services to approximately 9,700 patients through a network of 127 outpatient dialysis facilities in 16 states, the District of Columbia and Guam. In addition, the Company provides inpatient dialysis services at 82 hospitals. The Company has implemented an aggressive growth strategy since the August 1994 Transaction, adding 90 outpatient dialysis facilities to its network as well as 54 hospital inpatient contracts. The Company has also expanded its in-house ancillary services to include ESRD laboratory and pharmacy facilities, as well as vascular access management and transplant services programs.

THE DIALYSIS INDUSTRY

 END-STAGE RENAL DISEASE

  ESRD is the state of advanced renal impairment that is irreversible and requires routine dialysis treatments or kidney transplantation to sustain life. Qualified patients in the United States with ESRD have been entitled since 1972 to Medicare benefits regardless of age or financial circumstances. According to figures published by HCFA, the number of patients requiring chronic dialysis services in the U.S. has increased at a 9% CAGR to 200,000 patients in 1995 from 66,000 in 1982. It is estimated that the ESRD population will continue to grow at a CAGR of approximately 9% over the next five years. The Company estimates that the U.S. market for outpatient and inpatient dialysis services in 1995 exceeded $11.1 billion.

  The Company attributes the continuing growth in the number of domestic ESRD patients principally to the aging of the general population and better treatment and longer survival of patients with hypertension, diabetes and other illnesses that lead to ESRD. Management also believes improved dialysis technology has enabled older patients and those who previously could not tolerate dialysis due to other illnesses to benefit from this life-prolonging treatment.

  There were over 2,700 dialysis facilities in the United States in 1995, of which approximately 30% were owned by independent physicians (down from 37% in 1992), 30% were hospital-based facilities (down from 33% in 1992), and 40% were owned by seven major multi-facility dialysis providers (up from 30% in 1992), including the Company. The dialysis services industry has been undergoing rapid consolidation. The Company believes that many physician owners are selling their facilities to obtain relief from changing government regulation and administrative constraints, to enable them to focus on patient care and to realize a return on their investment. Hospitals are also motivated to sell or outsource management of their facilities as they refocus their resources on their core business due to increasing competitive pressures within the hospital industry. The Company believes that these changes in the U.S. health care environment will continue to drive consolidation within the dialysis services industry.

 TREATMENT OPTIONS FOR END-STAGE RENAL DISEASE

  Treatment options for ESRD include hemodialysis, peritoneal dialysis and kidney transplantation. ESRD patients are treated predominantly in outpatient treatment facilities. HCFA estimates that as of December 31, 1995, 83% of the ESRD patients in the United States were receiving hemodialysis treatment in outpatient facilities, with the remaining patients being treated in the home either through peritoneal dialysis (16%) or home hemodialysis (1%).

  Hemodialysis. Hemodialysis, the most common form of ESRD treatment, is generally performed either in a freestanding facility or in a hospital-based facility. Hemodialysis uses an artificial kidney, called a dialyzer, to remove certain toxins, fluids and salt from the patient's blood combined with a machine to control external blood flow and to monitor certain vital signs of the patient. The dialysis process occurs across a semi-permeable membrane that divides the dialyzer into two distinct chambers. While blood is circulated through one chamber, a pre-mixed dialyzer fluid is circulated through the other chamber. The toxins and excess fluid from the blood selectively cross the membrane into the dialysis fluid. A hemodialysis treatment usually lasts approximately three hours and is performed three times per week per patient.

  Peritoneal Dialysis. Peritoneal dialysis is generally performed by the patient at home. There are several variations of peritoneal dialysis. The most common are continuous ambulatory peritoneal dialysis ("CAPD") and continuous cycling peritoneal dialysis ("CCPD") or automated peritoneal dialysis ("APD"). All forms of peritoneal dialysis use the patient's peritoneal (abdominal) cavity to eliminate fluid and toxins from the patient. CAPD utilizes a sterile, pharmaceutical-grade dialysis solution which is introduced into the patient's peritoneal cavity through a surgically placed catheter. Toxins in the blood continuously cross the peritoneal membrane into the dialysis solution. After several hours, the patient drains the used dialysis solution and replaces it with fresh solution. CCPD and APD are performed in a manner similar to CAPD, but use a mechanical device to cycle dialysis solution while the patient is sleeping or at rest.

  Other Treatment Options. An alternative treatment not provided by the Company is kidney transplantation. While transplantation, when successful, is generally the most desirable form of therapeutic intervention, the shortage of suitable donors limits the availability of this treatment option.

BUSINESS STRATEGY

  The Company has implemented an aggressive growth strategy since the August 1994 Transaction adding 90 outpatient dialysis facilities to its network as well as 54 hospital inpatient contracts. The Company has also expanded its in-house ancillary services to include ESRD laboratory and pharmacy facilities, as well as vascular access management and transplant services programs. The strong growth in the number of facilities and hospital contracts, combined with the enhancement of the Company's ancillary businesses, has resulted in an increase in net operating revenues of 111% to $64.6 million. Since June 1, 1996 the Company has acquired 15 facilities and a management contract with Georgetown University, which service together over 1,700 patients. As such acquisitions were completed on or after June 1, 1996, the full impact of the operations acquired are not reflected in the Company's financial results for the quarter ended June 30, 1996. As part of its growth strategy, the Company continually reviews and evaluates potential acquisition candidates and seeks to identify locations for de novo developments. The Company is currently developing eight new facilities scheduled for completion by the end of first quarter 1997.

  The Company's growth strategy is focused on establishing strong regional networks of clustered facilities that provide comprehensive care for ESRD patients. The Company believes that this approach enhances its operating efficiency and positions the Company to be a leader in a health care environment increasingly influenced by managed care. The Company strives to continue its growth and margin improvement by (i) expanding its existing networks and by creating new regional facility networks through acquisitions, de novo developments and the formation of hospital alliances, (ii) forming strategic alliances with managed care organizations and physicians, (iii) expanding the range of ancillary services it provides to patients,
(iv) continuously improving the quality of care provided through the Company's Quality Management Program and (v) maximizing operating efficiencies and utilization. As part of the Company's growth strategy, it has begun evaluating the development of operations in various overseas markets.

 CREATION AND EXPANSION OF THE FACILITY NETWORKS

  Acquisitions. The Company's acquisition strategy is to leverage its operating infrastructure in existing regions by acquiring centers where it already has a strong market presence and to establish a strong presence in new markets by acquiring clusters of facilities that can support new regional operating infrastructures. In reviewing a potential acquisition, the Company's evaluation includes analyzing financial pro formas, reviewing the local competitive market and assessing the target facility's reputation for providing quality care. Since the August 1994 Transaction, the Company has acquired 90 new facilities. The 90 new facilities have expanded the Company's existing facility networks and provided significant entries into new markets including the Minneapolis/St. Paul region, the Chicago metropolitan area, South Florida and the Houston metropolitan area.

  De Novo Developments. The Company develops new facilities to further enhance its regional clusters and better serve the managed care market, to accommodate the growing number of ESRD patients and to satisfy demand by local nephrologists. The Company has established an expertise in the design and construction of dialysis facilities, having developed ten of its dialysis facilities, since the August 1994 Transaction. In addition, the Company is currently developing eight new facilities.

  Hospital Alliances. Management believes alliances with hospital-based facilities represent a growth opportunity for the Company as hospitals refocus on their core business due to the changing competitive environment in the hospital industry. These alliances allow the Company to be a value-added partner for hospitals through application of the Company's industry-specific expertise to hospital-based dialysis facilities. Accordingly, the Company is actively pursuing alliances with academic medical centers, as well as community and county hospitals. In January 1995, the Company entered into an agreement with the University of Southern California ("USC") and USC Internal Medicine, Inc. ("IMI") pursuant to which the parties have established a long-term cooperative relationship for the operation of dialysis facilities in the area of the Los Angeles County/USC Medical Center. Under this cooperative relationship, the Company manages USC's existing outpatient dialysis facility and home dialysis program. The Company is currently developing, and will operate, a new dialysis facility located near USC's existing facility (expected to open in November 1996). IMI currently provides medical director services at the existing facility and will also provide these services at the new facility. In March 1995, the Company reached an agreement with Louisiana State University ("LSU") to hire certain LSU faculty nephrologists to serve as medical directors at certain dialysis facilities in the New Orleans metropolitan area. The Company has opened two new dialysis facilities in New Orleans since May 1995 in which LSU research nephrologists are currently serving as Medical Directors. In June 1996 the Company signed definitive agreements with Georgetown University to manage its existing facility and to purchase 80% of such facility in 1997. The Company also expects to open new dialysis facilities with Georgetown.

  The Company has signed a letter of intent with a major west coast medical center to develop a dialysis center for which medical directors services will be provided by the medical center's nationally recognized nephrologists.

 ALLIANCES WITH MANAGED CARE AND PHYSICIANS

  Alliances with Managed Care. The Company is committed to forming innovative alliances directly with managed care organizations by providing comprehensive, integrated ESRD services that deliver high-quality care and reduce overall healthcare costs. In July 1995, the Company was awarded the first long-term ESRD contract to develop and manage a dialysis center for Kaiser Permanente ("Kaiser") in San Diego, California and in March 1996 the 25-station facility was opened and currently serves over 80 dialysis patients. This contract is also the first "partnership" of its type for Kaiser. Kaiser contracts services for one of the largest dialysis and kidney transplant populations (approximately 3,000 in California) in the country.

  In August 1996, the Company entered into a contract with Aetna Health Plans of Louisiana, Inc. in which all of Aetna's ESRD patients in the Greater New Orleans area will be transfered to the Company's facilities from competitive facilities. In September, the Company entered into a contract with Maxicare of Louisiana, Inc. in which all of Maxicare's ESRD patients in the Greater New Orleans area will be transferred to the Company's facilities from competitive facilities. Both Aetna and Maxicare decided to transition their patients to the Company's facilities for a variety of reasons including the Company's (i) extensive geographic coverage of the area, (ii) Quality Management Program, and (iii) Clinical Information System.

  The Company believes that its managed care efforts have been strengthened as a result of the Caremark Acquisition, given the new affiliations established with highly respected research nephrologists and leaders in the development of nephrology networks and integrated delivery systems. Furthermore, the clustering of the Company's acquired facilities, including the Caremark Facilities, has allowed the Company to offer managed care payors broad facility networks that can support a large segment of each managed care payors' ESRD patient population within each of the Company's markets. As a result of its managed care programs, the Company has signed over 111 contracts with managed care payors.

  Alliances With Physicians. The Company seeks to organize and manage networks of nephrologists which further enhance the ability of these nephrologists and the Company to provide integrated ESRD services. The Company entered into a long-term management contract with Total Nephrology Care Network Medical Associates, a Professional Corporation (the "Physician Network"), a network of nephrologists in Southern California that works in conjunction with the Company to provide high-quality, integrated ESRD services while reducing total costs. The Physician Network markets the services of participating nephrologists to preferred provider organizations, insurance companies, health maintenance organizations and other third-party payors for ESRD services both on a discounted fee-for-service basis and on a prepaid or capitated basis. The Company is also responsible for providing billing, information systems and other services to the Physician Network. The Company is paid a management fee for all the services provided by the Company to the Physician Network. The Company is in the process of developing Physician Networks in its other major markets.

 COMPREHENSIVE RENAL SERVICES

  The Company is committed to broadening the range of services it provides to its ESRD patients while adding additional sources of revenue and profits. The Company acquired an ESRD laboratory in January 1995 that provides both routine (those in the Medicare composite rate) and non-routine (those for which an additional fee is charged) laboratory tests for its own and other ESRD patients throughout the United States. As part of the Caremark Acquisition, the Company also acquired an additional ESRD laboratory that provides the Company with additional capacity to accommodate its rapidly expanding patient base and allows the Company to perform an extended range of specialty tests.

  The Company opened a pharmacy in February 1995 that provides intravenous therapy for patients requiring nutritional support such as IDPN. The pharmacy also provides a comprehensive prescription oral drug program to patients receiving treatments at the Company's facilities. The Company's dialysis facilities administer EPO to patients upon a physician's prescription.

  In November 1995, the Company expanded its range of ESRD services by entering into two separate joint ventures to provide vascular access management services to ESRD patients. Clotting of the hemodialysis vascular access, the physical entry point to the circulatory system for the dialysis procedure, is one of the most common causes of hospitalization for ESRD patients. The Company's vascular access management program uses diagnostic and preventive procedures to help keep the access point functioning. The Caremark Acquisition includes vascular access services that have added to the Company's existing programs. The Caremark Acquisition also provided the Company with an entry into pre- and post-kidney transplant services programs.

  The Company is committed to expanding its home dialysis program. During the six months ended June 30, 1996, the Company increased the percentage of its patients receiving peritoneal dialysis to approximately 13% from 12% for the six month period ended December 31, 1995. Management believes that it can increase the proportion of its patients receiving peritoneal dialysis services, as an estimated 17% of all patients in the federal ESRD program at June 30, 1996 received such services.

 QUALITY MANAGEMENT PROGRAM

  The Company believes its reputation for quality care is a significant competitive advantage in attracting patients and physicians and in pursuing growth in the managed care environment. The Company engages in organized and systematic efforts to measure, maintain and improve the quality of services it delivers through its

Quality Management Program. In response to current payor demands for cost-effective health care treatments with measurable outcomes, the Company has developed a proprietary PC-based, networked clinical information system that provides managed care organizations with detailed patient outcome reports and critical on-line clinical information. See "Operations--Quality Assurance."

 MAXIMIZING OPERATING EFFICIENCIES

  The Company believes it has adequate capacity within its existing facilities network to accommodate greater patient volume and expects such operating leverage to contribute to increasing margins. In addition, at certain of its facilities, the Company is able to add dialysis stations to meet growing demand. Since the Initial Public Offering, the Company has added over 20 dialysis stations to four existing facilities and is currently expanding station capacity at several other facilities. The Company will continue to focus on enhancing operating efficiencies, including staffing, purchasing and financial reporting systems and controls.

OPERATIONS

 LOCATION, CAPACITY AND USE OF FACILITIES

  The Company currently operates 127 outpatient dialysis centers with 1,855 dialysis stations. The Company owns or operates, directly or through wholly-owned subsidiary corporations, 103 of these facilities. The remaining 24 centers are partially-owned by physicians. The Company's facilities range in size from eight to 52 dialysis stations. The facilities are located in the following states in the following numbers: California (33); Minnesota (22); Florida (16); Texas (8); Arizona (7); Illinois (7); Louisiana (6); Virginia
(6); Georgia (5); South Dakota (4); Maryland (3); Guam (2); New Mexico (2); South Carolina (2); District of Columbia (1); Pennsylvania (1); Washington (1) and Wisconsin (1). The Company also provides acute inpatient dialysis services to 82 hospitals. System-wide, the Company provides training, supplies and on-call support services to all of its CAPD and CCPD patients.

 OPERATION OF FACILITIES

  The Company's dialysis facilities are designed specifically for outpatient hemodialysis and generally contain, in addition to space for dialysis treatments, a nurses' station, a patient weigh-in area, a supply room, a water treatment space used to purify the water used in hemodialysis treatments, a dialyzer reprocessing room (where, with both the patient's and physician's consent, the patient's dialyzer is sterilized for reuse), staff work areas, offices and a staff lounge and kitchen. Many of the Company's facilities also have a designated area for training patients in home dialysis. Each facility also offers amenities for the patients, such as a color television with headsets at each dialysis station.

  In accordance with conditions for participation in the Medicare ESRD program, each facility has a qualified Medical Director. See "Physician Relationships" below. Each facility also has an Administrator, typically a registered nurse, who supervises the day-to-day operations of each facility and the staff. The staff of each facility typically consists of registered nurses, licensed practical or vocational nurses, patient care technicians, a social worker, a registered dietician, a unit clerk and bio-medical technicians.

  All of the Company's facilities offer high-flux and high-efficiency hemodialysis, which most physicians practicing at the Company's facilities deem suitable for most of their patients. High-flux and high-efficiency hemodialysis utilize machinery that allow patients to dialyze in a shorter period of time per treatment because such methods cleanse the blood at a faster rate than conventional hemodialysis. Many of the Company's facilities also offer conventional hemodialysis. The Company considers the equipment installed in its facilities to be among the most technologically advanced equipment presently available to the dialysis industry.

  Many of the Company's facilities also offer various forms of home dialysis, primarily CAPD. Home dialysis services consist of providing equipment and supplies, training, patient monitoring and follow-up assistance to patients who prefer and are able to receive dialysis treatments in their homes. Patients and their families or other patient helpers are trained by a registered nurse to perform either CAPD or CCPD at home. Company training programs for CAPD or CCPD generally encompass two to three weeks.

 INPATIENT DIALYSIS SERVICES

  The Company provides inpatient dialysis services (excluding physician professional services) to 82 hospitals. These services are required in connection with the hospital's inpatient services for a per treatment fee individually negotiated with the hospital. In most instances, the Company transports the dialysis equipment and supplies to the hospital when requested and administers the dialysis treatment. Examples of cases in which such inpatient services are required include patients with acute kidney failure resulting from trauma or similar causes, patients in the early stages of ESRD and ESRD patients who require hospitalization for other reasons.

 ANCILLARY SERVICES

  Dialysis facilities provide a comprehensive range of ancillary services to ESRD patients, the most significant of which is the administration of EPO upon a physician's prescription. EPO is a bio-engineered protein which stimulates the production of red blood cells and is used in connection with all forms of dialysis to treat anemia, a medical complication frequently experienced by ESRD patients. The Company also has a licensed pharmacy which provides ESRD patients with oral medications and IDPN services upon a physician's prescription. Other ancillary services include studies to test the degree of bone deterioration; electrocardiograms ("EKGs"); nerve conduction studies to test the degree of deterioration of nerves; doppler flow testing to test the effectiveness of the patient's vascular access for dialysis; and blood transfusions.

  In February 1995, the Company acquired a licensed clinical laboratory specializing in ESRD patient testing. Concurrently the Company entered into a management agreement with an independent third-party to manage the laboratory. With the Caremark Acquisition, the Company acquired an additional ESRD laboratory that provides the Company with additional laboratory capacity and further expands the range of specialty tests provided by the Company. These ESRD laboratories provide various forms of laboratory tests, a large majority of which are performed for the Company's outpatient dialysis facilities. The types of laboratory tests performed at the ESRD laboratories consist of (i) blood tests which are reimbursed as part of the dialysis composite rate; (ii) blood tests ordered for co-morbidity ESRD conditions (i.e., diseases that are the result of or cause of ESRD) and (iii) general symptom testing. In addition, the laboratory acquired in the Caremark Acquisition provides specialty tests, including therapeutic drug monitoring, bone deterioration and renal stone disease monitoring and certain pre and post-kidney transplant testing.

  In November 1995, the Company expanded its range of ESRD services by entering into two separate joint ventures to provide vascular access management services to ESRD patients. Clotting of the hemodialysis vascular access, the physical entry point to the circulatory system for the dialysis procedure, is one of the most common causes of hospitalization for ESRD patients. The vascular access management program uses diagnostic and preventive procedures to help keep the access point functioning. The Caremark Acquisition includes additional vascular access services that will add to the Company's existing programs. The Caremark Acquisition also provided the Company with an entry into pre- and post-kidney transplant services.

 PHYSICIAN RELATIONSHIPS

  A key factor in the success of a facility is its relationship with local nephrologists. An ESRD patient generally seeks treatment at a facility near such patient's home and where such patient's nephrologist has practice privileges. Consequently, the Company relies on its ability to meet the needs of referring physicians in order to continue to receive physician referrals of ESRD patients.

  The conditions of participation in the Medicare ESRD program mandate that treatment at a dialysis facility be "under the general supervision of a Director who is a physician." The Company has engaged qualified physicians or groups of qualified physicians to serve as Medical Directors for each of its facilities. Generally, the Medical Director must be board eligible or board certified in internal medicine or pediatrics and have had at least 12 months of experience or training in the care of patients at ESRD facilities. At some facilities, the Company also contracts with one or more physicians to serve as Assistant or Associate Medical Directors or to direct specific programs, such as CAPD training.

  Medical Directors, Associate Medical Directors and Assistant Medical Directors enter into written contracts with the Company which specify their duties and establish their compensation (which is fixed for periods of one year or more). The majority of such contracts are for a ten year period from the date of signing. Such agreements are terminable under certain circumstances by either party on advance written notice. The Company believes that this allows the Company to evaluate frequently the quality of the Medical Director's performance; however, the lack of long-term contracts with physicians could result in the loss of certain key physicians at particular facilities, which could have a material adverse effect on the operations of such facilities. The compensation of the Medical Directors and other physicians under contract is separately negotiated for each facility and generally depends upon competitive factors in the local market, the physician's professional qualifications and responsibilities and the size and utilization of the facility or relevant program.

  As is often true in the dialysis industry, one or a few physicians account for all or a significant portion of a dialysis facility's patient referral base. Therefore the Company's selection of a location for a dialysis facility is determined in part by the location of the practice of physicians or nephrologists whose practices include significant numbers of patients needing dialysis. The loss of an important referring physician at a particular facility could have a material adverse effect on the operations of that facility.

  Generally, the Company has non-competition agreements with its Medical Directors or referring physicians. In all cases in which the Company acquired a facility from one or more physicians, or where one or more physicians own interests in facilities as partners or co-shareholders with the Company, such physicians have agreed to refrain from owning interests in and serving as Medical Directors of competing facilities for various periods. In other cases, physicians who provide Medical Director services have executed non-competition agreements. While not frequent, the Company has from time to time experienced competition from a dialysis facility established by a former Medical Director following the termination of his or her relationship with the Company.

 QUALITY ASSURANCE

  Quality Management Program. The Company engages in organized and systematic efforts to measure, maintain and improve the quality of services it delivers and believes that it has earned a favorable reputation for quality in the dialysis community. The Company has implemented a Quality Management Program designed to measure outcomes and improve the quality of its services. The Company has also developed and has rolled-out a proprietary PC-based clinical information system to support its Quality Management and Managed Care Programs. The Company's Quality Management Program and clinical information systems have been developed under the direction of the Company's Vice President-Quality Management and Integrated Programs, who is a Clinical Professor of Medicine at the University of California Medical Center in San Francisco. The implementation of the Quality Management Program is being coordinated by the Company's Corporate Director of Quality Management and twelve regional Quality Management Coordinators. This corporate quality management team works with each facility's multi-disciplinary quality management team (including the Medical Director) at each facility to implement the Program. The Quality Management Program involves all areas of the Company's services, monitoring and evaluating all of the Company's activities with a focus on continuous improvement. These objectives are accomplished through measurable trend analysis based on specific statistical tools for analysis and communication, and through continuing employee and patient education.

  Clinical Information Systems. To support the Quality Management Program and in response to current payor demands for cost-effective health care treatments with measurable outcomes, the Company has developed a proprietary PC-based, networked clinical information system that will provide the facilities and managed care organizations with detailed patient outcome reports and critical clinical information. The clinical information system is being rolled-out to all the Company's facilities. Furthermore, the Company has implemented connectivity between Kaiser's mainframe and the Company's clinical information system at the new Mission Dialysis Center in San Diego.

  Physician Advisory Board. The Company has a Physicians Advisory Board consisting of certain Medical Directors of facilities from different regions of the country who advise management on the Company's Quality Management Program. Members of the Physicians Advisory Board respond to specific questions on quality issues and the Physicians Advisory Board meets semi-annually to discuss Company quality and related operational issues. In addition, the Company has formed an Academic Physicians Advisory Board in which leading researchers that work with the Company meet to discuss and review recent research development and clinic data with the Company's senior management. The Company believes its reputation for quality care is a competitive advantage in attracting new patients and new referring physicians.

  Patient Satisfaction. Since 1991, the Company has retained an independent consulting firm to conduct patient satisfaction surveys. These surveys track and identify trends in resulting patient satisfaction indicators that are in turn shared with management, Medical Directors and patients for discussion. In conjunction with the patient satisfaction surveys, the Company is currently developing a pilot program in cooperation with its laboratory to analyze specific laboratory test data and related patient treatment outcome data to evaluate patient treatment quality. The Company also compiles patient hospitalization and related patient treatment outcomes data and is developing standards to evaluate such data as part of the Company's national Quality Management Program.

 SOURCES OF REVENUE REIMBURSEMENT

  The following table provides information for the periods indicated regarding the percentage of Company net patient revenues provided by (i) the Medicare ESRD program, (ii) Medicaid, (iii) private/alternative payors, such as private insurance and private funds, and (iv) hospital inpatient dialysis services.

                                                     SEVEN MONTHS    SIX MONTHS
                                 YEARS ENDED MAY         ENDED         ENDED
                                       31,           DECEMBER 31,     JUNE 30,
                                -------------------  --------------  ----------
                                1993   1994   1995    1994    1995      1996
Medicare.......................  66.5%  65.6%  62.0%   59.4%   60.2%    60.3%
Medicaid.......................   8.4    9.0    8.1     9.3     6.7      6.1
Private/alternative payors.....  19.0   19.7   24.3    26.3    27.9     27.7
Hospital inpatient dialysis
 services......................   6.1    5.7    5.6     5.0     5.2      5.9
                                -----  -----  -----  ------  ------    -----
Total.......................... 100.0% 100.0% 100.0%  100.0%  100.0%   100.0%
                                =====  =====  =====  ======  ======    =====

  Under the Medicare ESRD program, Medicare reimburses dialysis providers for the treatment of individuals who are diagnosed to have ESRD and are eligible for participation in the Medicare program, regardless of age or financial circumstances. For each treatment, Medicare pays 80% of the amount set by the Medicare prospective reimbursement system, and a secondary payor (usually Medicare supplemental insurance or the state Medicaid program) pays approximately 20% of the amount set by the Medicare prospective reimbursement system. From time to time the Company pays Medicare supplemental insurance premiums for patients with financial need. All of the states in which the Company operates dialysis facilities provide Medicaid benefits to qualified recipients to supplement their Medicare entitlement. The Medicare and Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy and governmental funding restrictions, some of which may have the effect of decreasing program payments, increasing costs or modifying the way the Company operates its dialysis business. See "-- Medicare Reimbursement."

  Assuming a patient is eligible for participation in the Medicare program, the commencement date of Medicare benefits for ESRD patients electing hemodialysis is dependent on several factors. For ESRD patients 65 years of age or older who are not covered by an employer group health plan, Medicare coverage commences immediately. For ESRD patients 65 years of age or older who are covered by an employer group health plan, Medicare coverage commences after an 18-month coordination period. ESRD patients under 65 years of age who are not covered by an employer group health plan (for example, the uninsured, those covered by Medicaid and those covered by an individual health insurance policy) must wait 90 days after commencing dialysis treatments to be eligible for Medicare benefits. During the first 90 days of treatment, the patient, Medicaid or the private insurer is responsible for payment (and, in the case of the individual covered by private insurance, such responsibility is limited to the terms of the policy, with the patient being responsible for the balance). ESRD patients under 65 years of age who are covered by an employer group health plan must wait 21 months after commencing dialysis treatments before Medicare becomes the primary payor. During the first 21 months of treatments, the employer group health plan is responsible for payment at its negotiated rate or, in the absence of such a rate, at the Company's usual and customary rates, and the patient is responsible for deductibles and co-payments, if applicable, under the terms of the employer group health plan.

  If an ESRD patient with an employer group health plan elects home dialysis training during the first 90 days of dialysis, Medicare becomes the primary payor after 18 months. If an ESRD patient without an employer group health plan begins home dialysis training during the first three months of dialysis, Medicare immediately becomes the primary payor.

  On August 10, 1993, the provisions of the Omnibus Budget Reconciliation Act of 1993 ("OBRA 93") became effective. The OBRA 93 provisions were originally interpreted by HCFA to require employer group health sponsored insurance plans ("EGHP") to be the primary payor for ESRD patients for the first 18 months of service regardless of whether such patients were otherwise Medicare eligible. In April 1995, HCFA issued instructions of clarification to the fiscal intermediaries that Medicare would continue as the primary payor during such period if such patients were originally Medicare eligible but not yet suffering from ESRD. In June 1995, a preliminary injunction was issued by a federal court preventing HCFA from retroactively applying its reinterpretation of the OBRA 93 regulations as unlawful retroactive rulemaking. Accordingly, the Company has recognized as revenue payments from private payors in excess of the revenue previously recognized at lower rates which are attributable to such patients. The Company intends to continue to recognize revenues as cash is received in the future. The Company cannot estimate, at the present time, the potential impact that any final ruling or interpretation or the timing of the same may have upon earnings.

 CERTAIN PAYOR ARRANGEMENTS

  The Company has entered into contracts with third-party payors, including many leading health maintenance organizations in the Company's service areas, to provide dialysis services to their beneficiaries. The Company is a party to non-exclusive agreements with certain of such third-party payors and termination of such third-party agreements could have an adverse effect on the Company. The Company has a contract with the Department of Health and Human Services Navajo Area Indian Health Service to provide (i) chronic dialysis services to Native Americans at the Company's facilities in Farmington and Shiprock, New Mexico as well as at the Company's facilities in Chinle, Kayenta, Tuba City and Ganado, Arizona and (ii) acute dialysis in Indian Health Service Hospitals in Chinle and Tuba City (the "Indian Health Service Contract"). The Company is providing dialysis services to a substantial number of chronic dialysis patients pursuant to the Indian Health Service Contract.

 MEDICARE REIMBURSEMENT

  The Company is reimbursed by Medicare under a prospective reimbursement system for chronic dialysis services provided to ESRD patients. Under this system, the reimbursement rates are fixed in advance and have been adjusted from time to time by Congress. Although this form of reimbursement limits the allowable charge per treatment, it provides the Company with predictable and recurring per-treatment revenues and allows the Company to retain any profit earned. Medicare has established a composite rate set by HCFA that governs the Medicare reimbursement available for a designated group of dialysis services, including the dialysis treatment, supplies used for such treatment, certain laboratory tests and certain medications. The Medicare composite rate is subject to regional differences based upon certain factors, including regional differences in wage earnings. Certain other services and items are eligible for separate reimbursement under Medicare and are not part of the composite rate, including certain drugs (including EPO), blood (for amounts in excess of three units per patient per year), and certain physician-ordered tests provided to dialysis patients. Claims for Medicare reimbursement must generally be presented within 15 to 27 months of treatment depending on the month in which the service was rendered and for Medicaid secondary reimbursement, if applicable, within 60 to 90 days after payment of the Medicare claim. The Company generally submits claims monthly and is usually paid by Medicare within 30 days of the submission. If in the future Medicare were to include in its composite reimbursement rate any of the ancillary services presently reimbursed separately, the Company would not be able to seek separate reimbursement for these services and this would adversely affect the Company's results of operations to the extent a corresponding increase were not provided in the Medicare composite rate.

  The Company receives reimbursement for outpatient dialysis services provided to Medicare-eligible patients at rates that are currently between $118 and $138 per treatment, depending upon regional wage variations. The Medicare reimbursement rate is subject to change by legislation and recommendations by the Prospective Payment Assessment Commission ("PROPAC"). The Medicare ESRD reimbursement rate was unchanged from commencement of the program in 1972 until 1983. From 1983 through December 1990 numerous Congressional actions resulted in net reduction of the average reimbursement rate from a fixed fee of $138 per treatment in 1983 to approximately $125 per treatment in 1990. Congress increased the ESRD reimbursement rate, effective January 1, 1991, resulting in an average ESRD reimbursement rate of $126 per treatment. In 1990, Congress required that the Department of Health and Human Services ("HHS") and PROPAC study dialysis costs and reimbursement and make findings as to the appropriateness of ESRD reimbursement rates. In March 1995, PROPAC recommended no changes be made in the reimbursement rate. However, Congress is not required to implement this recommendation and could either raise or lower the reimbursement rate. The Company is unable to predict what, if any, future changes may occur in the rate of reimbursement, or, if made, whether any such changes will have a material effect on the Company's revenues and net earnings.

  On June 1, 1989, the FDA approved the production and sale of EPO, and HCFA approved Medicare reimbursement for EPO's use by dialysis patients. EPO stimulates the production of red blood cells and is beneficial in the treatment of anemia, with the effect of reducing or eliminating the need for blood transfusions for dialysis patients. Physicians began prescribing EPO for their patients in the Company's dialysis facilities in August 1989.

  From June 1, 1989 through December 31, 1990, the Medicare ESRD program reimbursed for EPO at the fixed rate of $40 per administration of EPO in addition to the dialysis facility's allowable composite rate for dosages of up to 9,999 units per administration. For higher dosages, an additional $30 per EPO administration was allowed. Effective January 1, 1991, the Medicare allowable prescribed rate for EPO was changed to $11 per 1,000 units, rounded to the nearest 100 units. Subsequently, legislation was enacted to reduce the Medicare prescribed rate for EPO by $1 per 1,000 units after December 31, 1993. There can be no assurance that the Company can maintain current operating margins in the future for EPO administrations due to potential reimbursement decreases, or to potential increases in product costs from its sole manufacturer.

  The Company provides certain of its patients with IDPN, a nutritional supplement administered during dialysis to patients suffering from nutritional deficiencies. The Company has historically been reimbursed by the Medicare program for the administration of IDPN therapy. Beginning in 1993, HCFA designated four DMERCs to process reimbursement claims for IDPN therapy. The DMERCs established new, more stringent medical policies for reimbursement of IDPN therapy, and many dialysis providers' claims have subsequently been denied or delayed. Where appropriate, the Company has appealed and continues to appeal such denials. In addition, the DMERCs are reportedly reviewing the existing IDPN medical policies. The final outcome of appeals and the anticipated review is uncertain and may ultimately reduce the number of patients eligible to receive reimbursement for IDPN therapy. The Company has continued to provide IDPN therapy to its patients pending clarification of this policy. A significant reduction in the number of patients eligible to receive reimbursement for IDPN therapy or the amount of Medicare reimbursement therefor would have an adverse effect on the Company's future net operating revenues and net income.

 MEDICAID REIMBURSEMENT

  Medicaid programs are state administered programs partially funded by the federal government. These programs are intended to provide coverage for patients whose income and assets fall below state defined levels and who are otherwise uninsured. The programs also serve as supplemental insurance programs for the Medicare co-insurance portion and provide certain coverages (e.g., oral medications) that are not covered by Medicare.

State regulations generally follow Medicare reimbursement levels and coverages without any co-insurance amounts. Certain states, however, require beneficiaries to pay a monthly share of the cost based upon levels of income or assets. Further, the State of Florida does not provide Medicaid benefits on a primary insurance basis, but does provide benefits as a secondary insurer to Medicare. Within the State of Florida, various governmental subdivision agencies provide insurance coverage for the indigent who are otherwise uninsured. The Company is a licensed ESRD Medicaid provider in all states in which it does business.

GOVERNMENT REGULATION

 GENERAL

  The Company's dialysis operations are subject to extensive governmental regulations at the federal, state and local levels. These regulations require the Company to meet various standards relating to, among other things, the management of facilities, personnel, maintenance of proper records, equipment and quality assurance programs. The dialysis facilities are subject to periodic inspection by state agencies and other governmental authorities to determine if the premises, equipment, personnel and patient care meet applicable standards. To receive Medicare reimbursement, the Company's dialysis facilities must be certified by HCFA. All of the Company's dialysis facilities are so certified.

  Any loss by the Company of its various federal certifications, its authorization to participate in the Medicare or Medicaid programs or its licenses under the laws of any state or other governmental authority from which a substantial portion of its revenues is derived or a change resulting from healthcare reform reducing dialysis reimbursement or reducing or eliminating coverage for dialysis services would have a material adverse effect on the Company's business. To date, the Company has not had any difficulty in maintaining its licenses or its Medicare and Medicaid authorizations. The healthcare services industry will continue to be subject to intense regulation at the federal and state levels, the scope and effect of which cannot be predicted. No assurance can be given that the activities of the Company will not be reviewed and challenged or that healthcare reform will not result in a material adverse change to the Company.

 FRAUD AND ABUSE

  The Company's dialysis operations are subject to the illegal remuneration provisions of the Social Security Act (sometimes referred to as the "anti-kickback" statute) and similar state laws that impose criminal and civil sanctions on persons who solicit, offer, receive or pay any remuneration, whether directly or indirectly, in return for inducing the referral of a patient for treatment or the ordering or purchasing of items or services that are paid for in whole or in part by Medicare, Medicaid or similar state programs. Violations of the federal anti-kickback statute are punishable by criminal penalties, including imprisonment, fines or exclusion of the provider from future participation in the Medicare and Medicaid programs, and civil penalties, including assessments of $2,000 per improper claim for payment plus twice the amount of such claim and suspension from future participation in Medicare and Medicaid. Some state statutes also include criminal penalties. While the federal statute expressly prohibits transactions that have traditionally had criminal implications, such as kickbacks, rebates or bribes for patient referrals, its language has not been limited to such obviously wrongful transactions. Court decisions state that, under certain circumstances, the statute is also violated when one purpose (as opposed to the "primary" or a "material" purpose) of a payment is to induce referrals. Proposed federal legislation would expand the federal illegal remuneration laws to include referrals of any patients regardless of payor source.

  In July 1991 and in November 1992, the Secretary of HHS published regulations that create exceptions or "safe harbors" for certain business transactions. Transactions that are structured within the safe harbors will be deemed not to violate the federal illegal remuneration statute. For a business arrangement to receive the protection of a relevant safe harbor, each and every element of the safe harbor must be satisfied. Transactions that do not satisfy all elements of a relevant safe harbor do not necessarily violate the illegal remuneration statute, but may be subject to greater scrutiny by enforcement agencies. The Company believes its arrangements with referring physicians are in material compliance with applicable laws. The Company seeks wherever practicable to structure its various business arrangements to satisfy as many safe harbor elements as possible under the circumstances. Except with respect to the Company's lease arrangements with referring physicians, which the Company believes materially satisfy all the relevant safe harbor requirements, none of the Company's arrangements satisfy all elements of a relevant safe harbor. Although the Company has never been challenged under these statutes and believes it complies in all material respects with these and all other applicable laws and regulations, there can be no assurance that the Company will not be required to change its practices or experience a material adverse effect as a result of any such challenge.

  The conditions of participation in the Medicare ESRD program mandate that treatment at a dialysis facility be "under the general supervision of a Director who is a physician." Generally, the Medical Director must be board eligible or board certified in internal medicine or pediatrics and have had at least 12 months of experience or training in the care of patients at ESRD facilities. The Company has by written agreement engaged qualified physicians or groups of qualified physicians to serve as Medical Directors for its facilities. At some facilities the Company also contracts with one or more physicians to serve as Assistant or Associate Medical Directors, or to direct specific programs, such as CAPD training, or to provide Medical Director services for acute dialysis services provided to hospitals. The compensation of the Medical Directors and other physicians under contract is separately negotiated for each facility and generally depends upon competitive factors in the local market, the physician's professional qualifications and responsibilities and the size and utilization of the facility or relevant program. The aggregate compensation of the Medical Directors and other physicians under contract is fixed for periods of one year or more by written agreement. Because in all cases the Company's Medical Directors and the other physicians under contract refer patients to the Company's facilities, the federal anti-kickback statute may apply. The Company believes it is in material compliance with the anti-kickback statute with respect to its arrangements with these physicians under contract. Among the safe harbors promulgated by the Secretary of HHS is one relevant to the Company's arrangements with its Medical Directors and the other physicians under contract. That safe harbor, generally applicable to personal services and management contracts, sets forth six requirements. None of the Company's agreements with its Medical Directors or other physicians under contract satisfy all of these elements. However, the Company believes that, except in cases where a facility is in transition from one Medical Director to another, or where the term of an agreement with a physician has expired and a new agreement is in negotiation, the Company's agreements with its Medical Directors and other physicians under contract satisfy five of the six safe harbor requirements.

  Eleven of the Company's dialysis facilities are owned by general partnerships in which physicians who refer patients to the facilities hold interests (four facilities are owned by general partnerships in which non-referring physicians hold interests). In addition, four of the Company's facilities are owned by Limited Liability Partnerships (LLP) in which physicians who refer patients to the facility hold interests. Five of the Company's dialysis facilities are owned by two majority-owned subsidiary corporations in which physicians who refer patients to the facilities hold shares of stock. Because these physicians refer patients to these facilities, the anti-kickback statute may apply. The Company believes these business arrangements are in material compliance with the anti-kickback statute. With regard to the anti-kickback statute, there is a relevant safe harbor (the "small entity investment interests" safe harbor) which, although none of these arrangements satisfies all elements of that safe harbor, the Company believes that each of the above-mentioned partnerships satisfies a majority of the safe harbor's elements. While the Company believes there are good arguments to the contrary, a majority of these elements may not be satisfied with respect to the above-mentioned subsidiary corporations.

  Sixteen of the Company's dialysis facilities are leased from entities in which physicians who refer patients to the centers hold interests, and one additional facility is leased from certain non-referring physicians with whom the Company is in partnership at two facilities. In addition, a medical facility at which the Company provides ESRD ancillary services is leased from physicians who refer patients for the provision of such ancillary services. Because of the referral of patients to the facilities by these physicians, the anti-kickback statute may apply. The Secretary of HHS has promulgated a safe harbor relevant to such arrangements, generally applicable to space rentals. The Company believes that these leases are in material compliance with the anti-kickback statute and that the leases satisfy in all material respects each of the elements of the space rental safe harbor.

  On July 21, 1994, the Secretary of HHS proposed a rule that the Secretary said "would modify the original set of safe harbor provisions to give greater clarity to the rulemaking's original intent." The proposed rule would, among other things, make changes to the safe harbors on personal services and management contracts, small entity investment interests and space rentals. The Company does not believe that its conclusions with respect to the application of these safe harbors to its current arrangements as set forth above would change if the proposed rule were adopted in the form proposed. However, the Company cannot predict the outcome of the rulemaking process or whether changes in the safe harbors rule will affect the Company's position with respect to the anti-kickback statute.

  Several states in which the Company operates dialysis facilities, including California, Virginia, Georgia, Florida, Illinois, Minnesota and Maryland, have enacted statutes prohibiting physicians from holding financial interests in various types of medical facilities to which they refer patients.

  A California statute makes it unlawful for a physician who has, or a member of whose immediate family has, a financial interest with or in an entity to refer a person to that entity for laboratory, diagnostic nuclear medicine, radiation oncology, physical therapy, physical rehabilitation, psychometric testing, home infusion therapy, or diagnostic imaging goods or services. Under the statute, "financial interest" includes, among other things, any type of ownership interest, debt, loan, lease, compensation, remuneration, discount, rebate, refund, dividend, distribution, subsidy or other form of direct or indirect payment, whether in money or otherwise, between a physician and the entity to which the physician makes a referral for the items described above. The statute also prohibits the entity to which the referral was made from presenting a claim for payment to any payor for a service furnished pursuant to a prohibited referral and prohibits a payor from paying for such a service. Violation of the statute by a physician is a misdemeanor and subjects the physician to civil fines. Violation of the prohibition on submitting a claim in violation of the statute is a public offense, subjecting the offender to a fine of up to $15,000 for each violation and possible action against licensure. Some of the Company's facilities perform laboratory services incidental to dialysis services pursuant to the orders of referring physicians; certain laboratory services, which are performed by laboratories independent of the Company for all outpatient dialysis patients, are identified as included among the services for which the Company is financially responsible under the composite rate under Medicare and under other payment arrangements. Therefore, although the Company does not believe that the statute is intended to apply to laboratory services that are provided incident to dialysis services, it is possible that the statute could be interpreted to apply to such laboratory services. The statute includes certain exemptions from its prohibitions. However, the California statute includes no explicit exemption for Medical Director services or other services for which the Company contracts with and compensates referring physicians in California or for partnership interests of the type held by the referring physicians in eight of the Company's facilities in California. Thus, if the California statute is interpreted to apply to referring physicians with whom the Company contracts, by law, for Medical Director and similar services and with the referring physicians with whom it is in partnership, the Company would be required to restructure some or all of its relationships with such referring physicians. The consequences of such restructuring, if any, cannot be predicted.

  A Virginia statute (the "Virginia Statute") generally prohibits a physician from referring a patient for health services to an entity outside the physician's office if the physician or any of the physician's immediate family members is an investor in such entity unless the physician directly provides health services within the entity and will be personally involved with the provision of care to the referred patient or has been granted an exception by the Virginia Board of Health Professions (the "Virginia Board"). Violation of the Virginia Statute by the physician constitutes grounds for disciplinary action as unprofessional conduct and subjects the entity to which a prohibited referral is made to a monetary penalty of not more than $20,000 per referral, bill or claim if the entity knows or has reason to know that the referral is prohibited by the Virginia Statute. With respect to investment interests acquired prior to February 1, 1993, compliance with the Virginia Statute is required by July 1, 1996. Investment interests of the physicians holding minority interests in the Company's Virginia facilities were acquired prior to February 1, 1993. The Company believes it is reasonable to argue that physicians who refer patients to dialysis facilities directly provide health care within such facilities and are personally involved with the provision of care to such referred patients within the meaning of the Virginia Statute. However, the Company is unaware of any official interpretation of the Virginia Statute by any agency charged with its enforcement that either supports or rejects this interpretation of the Virginia Statute. The Company also believes that, as a public policy matter, it would be reasonable to argue that the Virginia Board should grant an exception to a physician who is an investor in a dialysis facility to which such physician refers his or her patients for care. However the Company is not aware of the grant of any exception by the Board with respect to ownership interests in dialysis facilities by physicians who refer patients to such facilities. The Company believes that, if necessary, the ownership of its Virginia facilities could be restructured to conform to the requirements of the Virginia Statute.

  A Georgia statute (the "Georgia Statute"), prohibits a health care provider (defined to include physicians) from referring a patient for the provision of designated health services to an entity in which the healthcare provider has an investment interest, unless the provider satisfies certain disclosure requirements. An "investment interest" is defined as an equity or debt security issued by an entity, including shares of stock in a corporation, units or other interests in a partnership, bonds, debentures, notes or other equity interest or debt instruments, but excludes investments in a publicly held corporation with total assets over $50 million whose shares are traded on a national exchange or over-the-counter market if the investment interest constitutes ownership of less than one percent of the corporation, there are no special stock classes for health care provider investors, and no income from the investment interest is tied to the volume of referrals. The term "entity" is defined as any individual, partnership, firm, corporation or other business entity. A "designated health service" is defined as clinical laboratory services, physical therapy services, rehabilitation services, diagnostic imaging services, pharmaceutical services and outpatient surgical services. While dialysis is not itself a designated health service, a dialysis supplier could be subject to the Georgia Statute to the extent that the dialysis service involves the provision of clinical laboratory services, pharmaceutical services or outpatient surgical services. To comply with the Georgia Statute, the health care provider must furnish the patient with a written disclosure form approved by the health care provider's respective board of licensure, informing the patient of (i) the existence of the investment interest, (ii) the name and address of each applicable entity in which the referring health care provider is an investor, and (iii) the patient's right to obtain the items or services at the location or from the health care provider or supplier of the patient's choice. In addition, the provider must post a copy of the disclosure form in a conspicuous public place in the provider's office. The Georgia Statute applies to any consideration paid as compensation or in any manner which is a product of, or incident to, or in any way related to any membership, proprietary interest or co-ownership with an individual, group or organization to whom patients, clients or customers are referred or to any employer-employee or independent contractor relationship including those that may occur in a limited partnership, profit-sharing arrangement, or other similar arrangement with any licensed person to whom these patients are referred. The health care provider or an entity may not present a claim for payment to any individual, third-party payor, or other entity for services provided pursuant to a prohibited referral. If the health care provider or entity improperly collects any amount, the provider or entity must refund such amount to the payor or individual. Any health care provider or other entity that enters into an arrangement or scheme which the health care provider or entity knows or should know has a principal purpose of assuring referrals by the health care provider to a particular entity is subject to a civil penalty of not more than $50,000 for each such circumvention, arrangement or scheme. Furthermore, any person who presents or causes to be presented a bill for a claim for services that such person knows or should know is for a service for which payment may not be made under the Georgia Statute is subject to a civil penalty of up to $15,000 for each such service. The Company believes that all physicians who have an investment interest in the Company and who also refer patients to the Company's dialysis facilities are in compliance with the disclosure requirements of the Georgia statute and will be exempt from such statute.

  A Florida statute (the "Florida Statute") prohibits health care providers (defined to include physicians) from referring a patient for the provision of designated health services to an entity in which the health care provider is an investor or has an investment interest. The term "designated health services" means clinical laboratory services, physical therapy services, comprehensive rehabilitative services, diagnostic imagining services and radiation therapy services. "Comprehensive rehabilitative services" includes speech, occupational or physical therapy services on an outpatient or ambulatory basis. The term "referral" includes any referral of a patient by a physician for infusion therapy services to a patient of that physician or a member of that physician's group practice. Further, a health care provider may not refer a patient for the provision of any other health care item or service (i.e., an item or service that is not a "designated health service") to an entity in which the health care provider is an investor unless the entity is a publicly traded corporation whose shares are traded on a national exchange or on the over-the-counter market with total assets over $50 million, or certain disclosure requirements are met and (i) no more than 50 percent of the value of the investment interests are held by investors who are in a position to make referrals to the entity, (ii) the terms under which an investment interest is offered to an investor who is in a position to make referrals to the entity are no different from the terms offered to investors who are not in a position to make such referrals, (iii) the terms offered to an investor in a position to make referrals are not related to the previous or expected volume of referrals from that investor to the entity, and (iv) there is no requirement that an investor make referrals or be in a position to make referrals to the entity as a condition for becoming or remaining an investor. The Florida Statute carries with it penalties of up to $15,000 for each service for any person who presents or causes to be presented a bill or claim for services that such person knows or should know is prohibited. Furthermore, any health care provider or other entity that enters into an arrangement or scheme which the physician or entity knows or should know has a principal purpose of assuring referrals by the physician to a particular entity may be subject to a civil penalty of up to $100,000 for each such arrangement. With respect to disclosure requirements for permissible referrals, a health care provider who makes a permitted referral must provide the patient with a written disclosure form informing the patient of extensive information, including the existence of the investment interest, the names and addresses of at least two alternative sources of such services and the name and address of each applicable entity in which the referring provider is an investor. A violation of the disclosure requirements constitutes a misdemeanor and may be grounds for disciplinary action. The Company believes that all physicians with an investment interest in the Company who also refer patients to the Company's dialysis facilities are in compliance with the disclosure requirements of the Florida statute and continue to be exempt from such statute.

  An Illinois Statute (the "Illinois Statute") provides that a health care provider (defined to include physicians) may not refer a patient for health services to an entity outside the health care provider's office or group practice in which the health care provider's office or group practice in which the health care provider is an investor unless the health care provider directly provides health services within the entity and will be personally involved with the provision of care to the referred patient. The term "health services" means health care procedures and services provided by or through a health care provider. The term "investment interest" means an equity or debt security issued by an entity including shares of stock in a corporation. The Illinois Statute applies to referrals for health services made on or after January 1, 1993; however, if a health care provider acquired an investment interest before July 1, 1992, the Illinois Statute does not apply to referrals made for health services before January 1, 1996. The Illinois Statute includes two potential exceptions. First, it is not a violation for a health care provider to refer a patient for health services to a publicly-traded entity in which he or she has an investment interest provided that certain conditions are met. Under the second exception, assuming that the Illinois Health Facilities Planning Board determines that this exception is applicable, a health care provider may invest in and refer to an entity if there is demonstrated need in the community for the entity and alternative financing is not available. The Illinois Statute may prohibit physicians who own stock in the Company from referring patients to the Company, and may prohibit the Company from billing for services rendered pursuant to such impermissible referrals. The Company believes that it is reasonable to argue that physicians who refer patients to dialysis facilities are directly providing health care within such facilities and are personally involved with the provision of care to such referred patients within the meaning of the Illinois Statute. The Company is unaware, however, of any official interpretation of the Illinois Statute by any agency charged with its enforcement that either supports or rejects this interpretation of the Illinois Statute. The Company believes that all physicians who have an investment interest in the Company and who also refer patients to the Company's dialysis facilities are in compliance with the disclosure requirements of the Illinois statute and may be exempt from such statute.

  A Minnesota statute (the "Minnesota Statute") prohibits physicians from referring a patient to any health care provider in which the referring physician has a significant financial interest unless the physician has disclosed the physician's own financial interest. Violation of the Minnesota Statute by the physician constitutes grounds for disciplinary action against the physician. The term "health care provider" is defined to include certain licensed individuals such as physicians, dentists and the like, physician assistants and mental health practitioners and nursing homes. The term "significant financial interest" is not defined by the Statute. It could be construed to include compensation received by physicians as medical directors or consultants. However, the Statute does not on its face appear to apply to the Company's facilities. The Company believes that it will be exempt from such Statute.

  A Maryland statute (the "Maryland Statute") prohibits health care practitioners from referring patients to a health care entity in which the health care practitioner or the health care practitioner's immediate family owns a beneficial interest or has a compensation arrangement. The term "compensation arrangement" does not include an arrangement between a health care entity and a health care practitioner or the immediate family member of a health care practitioner for the provision of any services, as an independent contractor, if the arrangement is for identifiable services, the amount of the remuneration under the arrangement is consistent with the fair market value of the service and is not determined in a manner that takes into account, directly or indirectly, the volume or value of any referrals by the referring health care practitioner; and the compensation is provided in accordance with an agreement that would be commercially reasonable even if no referrals were made to the health care provider. The Company believes that it will be exempt from such statute.

  The Company believes it is in material compliance with current applicable laws and regulations. No assurance can be made that in the future the Company's business arrangements, past or present, will not be the subject of an investigation or prosecution by a federal or state governmental authority. Such an investigation or prosecution could result in any, or any combination, of the penalties discussed above depending upon the agency involved in such investigation and prosecution. None of the Company's business arrangements with physicians, vendors, patients or others have been the subject of investigation by any governmental authority. No assurance can be given that the Company's activities will not be reviewed or challenged by regulatory authorities. The Company monitors legislative developments and would seek to restructure a business arrangement if the Company determined that one or more of its business relationships placed it in material noncompliance with such a statute.

 STARK I

  Stark I restricts physician referrals for clinical laboratory services to entities with which a physician or an immediate family member has a "financial relationship." The entity is precluded from claiming payment for such services under the Medicare or Medicaid programs, is liable for the refund of amounts received pursuant to prohibited claims, can receive civil penalties of up to $15,000 per service and can be excluded from participation in the Medicare and Medicaid programs. Because of its broad language, Stark I may be interpreted by HCFA to apply to the Company's operations. However, regulations interpreting Stark I have created an exception to its applicability for services furnished in a dialysis facility if payment for those services is included in the ESRD composite rate. The Company believes that its compensation arrangements with medical directors and other physicians under contract are in material compliance with the provisions of Stark I.

 STARK II

  Stark II restricts physician referrals for certain "designated health services" to entities with which a physician or an immediate family member has a "financial relationship." The entity is prohibited from claiming payment for such services under the Medicare or Medicaid programs, is liable for the refund of amounts received pursuant to prohibited claims, can receive civil penalties of up to $15,000 per service and can be excluded from participation in the Medicare and Medicaid programs. Comparable provisions applicable to clinical laboratory services became effective in 1992. Stark II provisions which may be relevant to the Company became effective on January 1, 1995.

  Because of its broad language, Stark II may be interpreted by HCFA to apply to the Company's operations. Consequently, Stark II may require the Company to restructure certain existing compensation agreements with its Medical Directors and to repurchase or to request the sale of ownership interests in subsidiaries and partnerships held by referring physicians or, in the alternative, to refuse to accept referrals for designated health services from such physicians. The Company believes, but cannot assure, that if Stark II is interpreted to apply to the Company's operations, the Company will be able to bring its financial relationships with referring physicians into material compliance with the provisions of Stark II, including relevant exceptions. If the

Company cannot achieve such material compliance, and Stark II is broadly interpreted by HCFA to apply to the Company, such application of Stark II could have a material adverse effect on the Company. A broad interpretation of Stark II to include dialysis services and items provided incident to dialysis services would apply to the Company's competitors as well.

  A "financial relationship" under Stark II is defined as an ownership or investment interest in, or a compensation arrangement between, the physician and the entity. The Company has entered into compensation agreements with its Medical Directors and other referring physicians; some Medical Directors either own stock in a Company subsidiary which operates a particular dialysis facility or a partnership interest in a Company dialysis facility; and 16 of the Company's dialysis facilities are leased from entities in which physicians who refer patients to the facilities hold interests. In the case of five of the Company's facilities, the spouse of the Medical Director is an employee of the Company. Certain of the Medical Directors, as part of their compensation, and certain of the physicians from whom the Company has acquired dialysis facilities, as part of the consideration for such acquisitions, have acquired stock or stock options in the Company. The Company believes that the granting of the stock and stock options is in material compliance with the anti-kickback statute, Stark II and the various state statutes.

  Stark II includes certain exceptions. A personal services compensation arrangement is excepted from Stark II prohibitions if (i) the arrangement is set out in writing, signed by the parties, and specifies the services covered by the arrangement, (ii) the arrangement covers all of the services to be provided by the physician (or an immediate family member of such physician) to the entity, (iii) the aggregate services contracted for do not exceed those that are reasonable and necessary for the legitimate business purposes of the arrangement, (iv) the term of the arrangement is for at least one year, (v) the compensation to be paid over the term of the arrangement is set in advance, does not exceed fair market value, and is not determined in a manner that takes into account the volume or value of any referrals or other business generated between the parties, (vi) the services to be performed do not involve the counseling or promotion or a business arrangement or other activity that violates any state or federal law and (vii) the arrangement meets such other requirements that may be imposed pursuant to regulations promulgated by HCFA. The Company believes that its compensation arrangements with Medical Directors and other physicians under contract materially satisfy the personal services exception to the Stark II prohibitions.

  Payments made by a lessor to a lessee for the use of premises are excepted from Stark II prohibitions if (i) the lease is set out in writing, signed by the parties, and specifies the premises covered by the lease, (ii) the space rented or leased does not exceed that which is reasonable and necessary for the legitimate business purposes of the lease or rental and is used exclusively by the lessee when being used by the lessee, subject to certain permitted payments for common areas, (iii) the lease provides for a term of rental or lease for at least one year, (iv) the rental charges over the term of the lease are set in advance, are consistent with fair market value, and are not determined in a manner that takes into account the volume or value of any referrals or other business generated between the parties, (v) the lease would be commercially reasonable even if no referrals were made between the parties, and (vi) the lease meets such other requirements that may be imposed pursuant to regulations promulgated by HCFA. The Company believes that its leases with referring physicians materially satisfy the lease of premises exception to the Stark II prohibitions. The Stark II exception provisions that are applicable to physician ownership interests in entities to which they make referrals do not encompass the kinds of ownership arrangements that referring physicians own in Company subsidiaries that operate particular dialysis facilities.

  For purposes of Stark II, "designated health services" includes: clinical laboratory services, radiology and other diagnostic services, durable medical equipment, parenteral and enteral nutrients, equipment and supplies, prosthetics and prosthetic devices, home health services, outpatient prescription drugs, and inpatient and outpatient hospital services. The Company believes that the language and legislative history of Stark II indicate that Congress did not intend to include dialysis services and the services and items provided incident to dialysis services within the Stark II prohibitions. However, the Company's provision of, or arrangement and assumption of financial responsibility for, outpatient prescription drugs, including EPO and IDPN, clinical laboratory services, facility dialysis services and supplies, home dialysis supplies and equipment, and services to hospital inpatients and outpatients under its dialysis services agreements with hospitals, include services and items which could be construed as designated health services within the meaning of Stark II. Although the Company does not bill Medicare or Medicaid for hospital inpatient and outpatient services, the Company's Medical Directors may request or establish a plan of care that includes dialysis services for hospital inpatients and outpatients that may be considered a referral to the Company within the meaning of Stark II.

 MEDICARE

  Because the Medicare program represents a substantial portion of the federal budget, Congress takes action in almost every legislative session to modify the Medicare program for the purpose of reducing the amounts otherwise payable from the program to health care providers. Legislation or regulations may be enacted in the future that may significantly modify the ESRD program or substantially reduce the amount paid for Company services. Further, statutes or regulations may be adopted which impose additional requirements in order for the Company to be eligible to participate in the federal and state payment programs. Such new legislation or regulations may adversely affect the Company's business operations.

 OTHER REGULATIONS

  The Company's operations are subject to various state hazardous waste disposal laws. Those laws as currently in effect do not classify most of the waste produced during the provision of dialysis services to be hazardous, although disposal of non-hazardous medical waste is also subject to regulation. Occupational Safety and Health Administration regulations require employers of workers who are occupationally subject to blood or other potentially infectious materials to provide those workers with certain prescribed protections against bloodborne pathogens. The regulatory requirements apply to all health care facilities, including dialysis facilities, and require employers to make a determination as to which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide or employ hepatitis B vaccinations, personal protective equipment, infection control training, post-exposure evaluation and follow-up, waste disposal techniques and procedures, and engineering and work practice controls. Employers are also required to comply with certain record-keeping requirements. The Company believes it is in material compliance with the foregoing laws and regulations.

  Some states have established certificate of need ("CON") programs regulating the establishment or expansion of health care facilities, including dialysis facilities. The Company believes it is in material compliance with all state CON laws, as applicable, in which it does business.

  Although the Company believes it complies in all material respects with current applicable laws and regulations, the health care service industry will continue to be subject to substantial regulation at the federal and state levels, the scope and effect of which cannot be predicted by the Company. No assurance can be given that the Company's activities will not be reviewed or challenged by regulatory authorities.

COMPETITION

  The dialysis industry is fragmented and highly competitive, particularly in terms of acquisition of existing dialysis facilities and developing relationships with referring physicians. Competition for qualified physicians to act as Medical Directors is also high. There were over 2,700 dialysis facilities in the United States in 1995, of which approximately 30% were owned by independent physicians (down from 37% in 1992), 30% were hospital-based facilities (down from 33% in 1992), and 40% were owned by seven major multi-facility dialysis providers (up from 30% in 1992), the largest of which is National Medical Care, Inc. ("NMC"). NMC is a subsidiary of W. R. Grace & Co., which, in February 1996, announced its intention to spin-off NMC pursuant to an agreement whereby NMC will subsequently be merged with Fresenius A.G. In September 1996, the stockholders of W.R. Grace & Co. approved the spin-off. There are also a number of health care providers that have entered or may decide to enter the dialysis business. Certain of the Company's competitors have substantially greater financial resources than the Company and may compete with the Company for acquisitions and development of facilities in markets targeted by the Company. Competition for acquisitions has increased the cost of acquiring existing dialysis facilities. While it occurs infrequently, the Company has experienced competition from the establishment of a facility by a former Medical Director or referring physician.

INSURANCE

  The Company carries property and general liability insurance, professional liability insurance and other insurance coverage in amounts deemed adequate by management. However, there can be no assurance that any future claims will not exceed applicable insurance coverage. Furthermore, no assurance can be given that malpractice and other liability insurance will be available at a reasonable cost or that the Company will be able to maintain adequate levels of malpractice insurance and other liability insurance in the future. Physicians practicing at the Company's facilities are required to maintain their own malpractice insurance. However, the Company maintains coverage for the activities of its Medical Directors (but not for their individual private medical practices).

EMPLOYEES

  As of October 11, 1996, the Company had over 2,900 employees, including a professional staff of over 1,900 registered nurses and technicians, a corporate and regional staff of approximately 285 employees and a facilities support and maintenance staff of approximately 725 employees. Of the Company's employees, approximately 2,150 are full time employees. With the exception of Stan Lindenfeld, M.D., an officer of the Company, Medical Directors of the Company's dialysis facilities are not employees of the Company.

PROPERTIES

  The Company operates 127 outpatient dialysis facilities, of which six are located in premises leased by the Company or its respective general partnerships or subsidiary corporations. The Company leases 16 facilities from entities in which referring physicians hold an interest. The Company's leases generally cover periods from five to ten years and typically contain renewal options of five to ten years at the fair rental value at the time of renewal or at rates subject to consumer price index increases since the inception of the lease. The Company's facilities range in size from approximately 2,000 to 10,000 square feet, with an approximate average size of 4,800 square feet. The Company's headquarters are located in a 17,000 square foot facility in Torrance, California. The Company's headquarters lease expires in 2000. The Company's general accounting office in Tacoma, Washington, is also leased for a term expiring in 2000. The Company owns one property that it is presently leasing to a third party. The Company considers its physical properties to be in good operating condition and suitable for the purposes for which they are being used.

  Certain of the Company's facilities are operating at or near capacity. However, the Company believes it has adequate capacity within most of its existing facilities to accommodate significantly greater patient volume through increased hours and/or days of operation, or through the addition of dialysis stations at a given facility upon obtaining appropriate governmental approvals. With respect to other facilities, the Company believes that it can lease space at economically reasonable rates in the area of each of these facilities. Expansion or relocation of Company facilities would be subject to review for compliance with conditions relating to participation in the Medicare ESRD program. In states that require a CON, approval of a Company application would be necessary for expansion.

LEGAL PROCEEDINGS

  The Company is subject to claims and suits in the ordinary course of business, including those arising from patient treatment, for which the Company believes it will be covered by malpractice insurance. The Company does not believe that the ultimate resolution of pending proceedings will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company are as follows:

             NAME            AGE                    POSITION
   Victor M.G. Chaltiel       55 Chairman of the Board, Chief Executive
                                  Officer, President and Director
   Leonard W. Frie            49 Executive Vice President and Chief Operating
                                 Officer
   Mary Ellen Chambers, R.N.  34 Vice President, Managed Care and Pharmacy
                                 Services
   Barry C. Cosgrove          39 Vice President, General Counsel and Secretary
   Sidney J. Kernion          55 Vice President, Operations--Eastern Division
   John E. King               35 Vice President, Finance and Chief Financial
                                 Officer
   Stan M. Lindenfeld, M.D.   49 Vice President, Quality Management and
                                  Integrated Programs
   Lois A. Mills, R.N.        57 Vice President, Operations--Western Division
   Maris Andersons            59 Director
   Peter T. Grauer            51 Director
   Marsha M. Plotnitsky       41 Director
   David B. Wilson            37 Director

  Victor M.G. Chaltiel has been the Chairman, CEO and President of the Company and a Director of the Company since August 1994. Mr. Chaltiel served as President and CEO of Abbey Healthcare Group, Inc. ("Abbey") from November 1993 to February 1994 and prior thereto as Chairman, CEO and President of Total Pharmaceutical Care, Inc. ("TPC") from March 1989 to November 1993, when Abbey completed its acquisition of TPC. From May 1985 to October 1988, Mr. Chaltiel served as President, Chief Operating Officer and a Director of Salick Health Care, Inc., a publicly-held company focusing on the development of outpatient cancer and dialysis treatment centers. Mr. Chaltiel served in a consulting capacity with Salick Health Care, Inc. from October 1988 until he joined TPC. Prior to May 1985, Mr. Chaltiel was associated with Baxter International, Inc. ("Baxter") for 18 years in numerous corporate and divisional management positions, including Corporate Group Vice President with responsibility for the International Group and five domestic divisions with combined revenue in excess of $1 billion, President of Baxter's Artificial Organs Division, Vice President of its International Division, Area Managing Director for Europe, and President of its French operations. While at Baxter, Mr. Chaltiel was instrumental in the development and successful worldwide commercialization of CAPD, currently the most common mode of home dialysis.

  Leonard W. Frie has been Executive Vice President and Chief Operating Officer of the Company since August 1994. Mr. Frie was President of the Company from April 1994 through August 1994. Prior thereto, Mr. Frie served as President of Medical Ambulatory Care, Inc. and its subsidiaries since 1984.

  Mary Ellen Chambers, R.N., has been Vice President, Managed Care and Pharmacy Services for the Company since August 1994. Ms. Chambers was Vice President of Managed Care for TPC, with which she was associated from 1987 through July 1994. From 1984 to 1987, Ms. Chambers practiced oncology nursing at Goleta Valley Community Hospital as a Registered Nurse.

  Barry C. Cosgrove has been Vice President, General Counsel and Secretary of the Company since August 1994. Prior to joining the Company, from May 1991 to April 1994, he served as Vice President, General Counsel and Secretary of TPC. From February 1988 to 1991, Mr. Cosgrove served as Vice President and General Counsel of McGaw Laboratories, Inc. (a subsidiary of the Kendall Company). Prior to February of 1988, Mr. Cosgrove was with the Kendall Company for seven years in numerous corporate legal and management positions, including Assistant to the General Counsel.

  Sidney J. Kernion has served as Vice President, Operations--Eastern Division of the Company since August 1994. Mr. Kernion served in the same capacity with Medical Ambulatory Care, Inc., from April 1, 1992.

Mr. Kernion was employed by Tenet for 20 years and performed various operational functions for Medical Ambulatory Care, Inc. since July 1983.

  John E. King has been the Vice President, Finance and Chief Financial Officer for the Company since its inception in April 1994. Mr. King served in the same capacity with Medical Ambulatory Care, Inc. from May 1, 1993. From December 1990 to April 1993, he was the Chief Financial Officer for one of Tenet's general acute hospitals.

  Stan M. Lindenfeld, M.D., a nephrologist, has served as the Vice President, Quality Management and Integrated Programs of the Company since January 1995 and has served as a Medical Director for the Company since 1981. Since 1988 he has held the position of Clinical Professor of Medicine at the University of California Medical Center in San Francisco. Dr. Lindenfeld developed the Office of Clinical Resources Management at the University of California Medical Center in San Francisco and has served as its Director since July, 1993.

  Lois A. Mills, R.N., has been a Vice President, Operations--Western Division of the Company since August 1994, and has been in charge of Operations for the Western Region for the Company and Medical Ambulatory Care, Inc. since April 1992. Ms. Mills has a long and varied experience in nursing (patient care) and as an administrator. Ms. Mills has been with the Company for 19 years serving as Staff Nurse (1976), Head Nurse (1978), Hemodialysis Supervisor (1980), Assistant Administrator (1983) and Regional Administrator for dialysis centers.

  Maris Andersons has been a Director of the Company since August 1994. Mr. Andersons is a Senior Vice President and Treasurer of Tenet and has held various senior executive offices with Tenet since 1976. Prior to joining Tenet, Mr. Andersons served as a Vice President of Bank of America.

  Peter T. Grauer has been a Director of the Company since August 1994. Mr. Grauer has been a Managing Director of DLJMB since September 1992. From April 1989 to September 1992, he was a Co-Chairman of Grauer & Wheat, Inc., an investment firm specializing in leveraged buyouts. Prior thereto Mr. Grauer was a Senior Vice President of DLJ. Mr. Grauer is a Director of S.D. Warren Holdings Corporation, Doane Products Co. and Jitney Jungle Stores Co.

  Marsha M. Plotnitsky has been a Director of the Company since July 1995. Ms. Plotnitsky is a Managing Director in Mergers and Acquisitions at DLJ. She joined DLJ in 1984 and has been in her present position since 1991.

  David B. Wilson has been a Director of the Company since August 1994. Mr. Wilson has been a Senior Vice President of DLJMB since January 1993, and from January 1992 to January 1993 he was a Vice President of DLJ. From April 1989 to December 1991 he was a Vice President at Grauer & Wheat, Inc. Mr. Wilson is a director of several privately-held companies.

  The Company intends to nominate additional independent directors as required by the New York Stock Exchange.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table provides information as of September 30, 1996 as to the beneficial ownership, as defined by the regulations of the Securities and Exchange Commission, of Common Stock by (i) each person known to the Company to be the beneficial owner of 5% or more of the Common Stock and (ii) the Selling Stockholders.

                                                                          SHARES OF COMMON
                          SHARES OF COMMON STOCK                               STOCK
                            BENEFICIALLY OWNED       SHARES TO BE SOLD   BENEFICIALLY OWNED
                          PRIOR TO THE OFFERING      IN THE OFFERING(1)  AFTER THE OFFERING
                          --------------------------------------------- --------------------
NAME OF BENEFICIAL OWNER    NUMBER      PERCENTAGE         NUMBER        NUMBER   PERCENTAGE
Victor M.G. Chaltiel....                           %                                     %
DLJ Merchant Banking
 Partners, L.P. and
 related
 stockholders (2)
  DLJ Merchant Banking
   Partners, L.P. ......
  DLJ International
   Partners, C.V. ......
  DLJ Offshore Partners,
   C.V. ................
  DLJ First ESC, LLC....
  DLJ Merchant Banking
   Funding, Inc. .......
NME Properties Corp. ...
Putnam Fiduciary Trust
 Company and Putnam
 Investment Management,
 Inc. (3)...............
Trust Company of the
 West Investment
 Management Company and
 Trust Company of the
 West Asset Management
 Company (4)............
Other Selling
 Stockholders (5).......

--------------------
 *Less than 1%

(1) Does not include shares subject to the Underwriters' over-allotment option granted by the Selling Stockholders.

(2) Each of these stockholders is a related investor (collectively, the "Related Investors") and is affiliated with Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). The address of DLJ Merchant Banking Partners, L.P. ("DLJMBP"), DLJ First ESC, LLC ("DLJESC") and DLJ Merchant Banking Funding, Inc. ("DLJMBF") is 277 Park Avenue, New York, New York 10172. The address of each of DLJ International Partners, C.V. ("DLJIP") and DLJ Offshore Partners, C.V. ("DLJOP") is John B. Gorsiraweg 6, Willemstad, Curacao, Netherlands Antilles. As a general partner of each of DLJMBP, DLJIP and DLJOP, DLJ Merchant Banking, Inc. may be deemed to beneficially own indirectly all of the shares held directly by DLJMBP, DLJIP and DLJOP, and as the parent of each of DLJ Merchant Banking, Inc. and DLJMBF, DLJ, Inc. may be deemed to beneficially own indirectly all of the shares held by DLJMBP, DLJIP, DLJOP, DLJ LBO Planned Management Corporation ("DLJLBO"), the manager of DLJESC and DLJMBF. DLJ, Inc. is an 80.2% owned subsidiary of The Equitable Companies Incorporated ("Equitable"). Equitable is an approximately 61% owned subsidiary of The Mutuelles AXA ("AXA"). The address of DLJ Merchant Banking, Inc., DLJLBO and DLJ, Inc. is 277 Park Avenue, New York, New York 10172. Equitable and AXA may be deemed to be beneficial owners of the Common Stock owned by the Related Entities.

(3) Shares of Common Stock beneficially owned prior to the Offering and shares to be sold in the Offering by the following investment funds that are clients of Putnam Fiduciary Trust Company or Putnam Investment Management, Inc., as investment advisors, consist of: Putnam Capital Manager Trust-
    High Yield Fund (       shares owned;        shares to be sold); Putnam
    High Yield Management Trust (       shares owned;       shares to be
    sold); Putnam High Yield Trust (        shares owned;         shares to be
    sold); Putnam High Yield Advantage (        shares owned;        shares to
    be sold); Putnam Managed High Yield Trust (       shares owned;
    shares to be sold); Putnam Master Income Trust (       shares owned;
    shares to be sold); Putnam Premier Income Trust (       shares owned;
           shares
   to be sold); Putnam Master Intermediate Income Trust (       shares owned;
         shares to be sold); Putnam Diversified Income Trust (        shares
   owned;        shares to be sold); and Putnam Capital Manager-Diversified
   Income Trust (       shares owned;       shares to be sold).

(4) Shares of Common Stock beneficially owned prior to the Offering and shares to be sold in the Offering by the following investment funds that are clients of Trust Company of the West Investment Management Company and Trust Company of the West Asset Management Company, as investment
    advisors, consist of: Crescent/MACH I Partners, L.P. (        shares
    owned;        shares to be sold) and TCW Shared Opportunity Fund II, L.P.
    (        shares owned;        shares to be sold).

(5) Certain other stockholders (the "Other Selling Stockholders") have the right to sell shares in the Offering. No Other Selling Stockholder owns more than 1% of the outstanding number of shares of Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering, the Company will have 26,467,029 shares of Common Stock outstanding assuming no exercise of outstanding options under the Company's employee stock plans. Of these shares, approximately shares (including the shares registered in this Offering and the approximately 1,757,000 shares outstanding that are registered pursuant to registration statements on Form S-8) will be freely tradeable without restriction under the Securities Act (except any shares held by persons deemed to be "affiliates" of the Company, which shares will be subject to certain resale limitations of
Rule 144 under the Securities Act). Approximately           outstanding shares
of Common Stock which will be outstanding after this Offering are not registered pursuant to the Securities Act and are "restricted securities" within the meaning of Rule 144 under the Securities Act. Such shares will become freely tradeable without restriction under Rule 144 (subject to volume limitations) between November 1996 and August 1998. Such shares, as well as any Common Stock held by any person deemed to be an affiliate of the Company, may be sold only if registered under the Securities Act or sold in accordance with an available exemption from registration thereunder. For purposes of Rule 144 under the Securities Act, an "affiliate" of an issuer is a person who directly, or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such issuer.

  Persons holding shares of Common Stock that constitute restricted securities, and any affiliates of the Company, may be able to sell shares of Common Stock without registration in accordance with Rule 144 under the Securities Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned his or her shares for a least two years, including any such persons who are affiliates of the Company, would be entitled to sell, within any three month period, a number of shares of Common Stock that does not exceed the greater of (i) one percent of the then outstanding number of shares or (ii) one percent of the average weekly trading volume of the shares during the four calendar weeks preceding each such sale. In addition, sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. After shares are held for three years, a person who is not an affiliate of the Company is entitled to sell such shares under Rule 144 without regard to such volume limitations, manner of sale, notice or public information requirements under Rule 144. Sales of shares by affiliates will continue to be subject to such volume limitations, manner of sale, notice and public information requirements. The Commission has published a notice of proposed rulemaking that, if adopted as proposed, would shorten the applicable holding periods under Rule 144(d) and Rule 144(k) to one and two years, respectively (from the current two and three-year periods). The Company cannot predict whether such amendments will be adopted or the effect thereof on the trading market for its Common Stock.

  The Company has filed with the Commission registration statements on Form S-8 covering 5,200,000 shares of Common Stock issued or reserved for issuance pursuant to grants of stock awards and options to purchase Common Stock under the Company's employee stock plans. Shares of Common Stock issued pursuant to such plans may be resold by affiliates and non-affiliates into the public market (subject, in the case of affiliates, to certain resale limitations of Rule 144).

  The Company and its directors and executive officers, the Selling Stockholders, stockholders with registration rights and certain other stockholders have agreed pursuant to the Underwriting Agreement and other agreements that they will not offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to any shares of their Common Stock without the prior written consent of the Underwriters for a period of 90 days from the date of this Prospectus, except that the Company may, without such consent, issue stock and options to purchase stock (i) pursuant to certain employee stock plans of the Company and (ii) as consideration in connection with acquisitions provided that the transferee of such options or stock is bound by the same "lock-up" agreement with the Underwriters. See "Underwriting."

  Sales of substantial amounts of unregistered Common Stock into the public market could adversely affect the prevailing market price for the Common Stock and the ability of the Company to raise equity capital. The Company can make no prediction as to the effect, if any, that sales of shares of its unregistered Common Stock, or the availability of such shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Such sales may also make it more difficult for the Company to sell equity securities or equity-related securities at a time and price that it deems appropriate.

REGISTRATION RIGHTS

  The Shareholders Agreement (as defined below) provides that, giving effect to consummation of this Offering, the holders of approximately shares of Common Stock and options to purchase shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Subject to certain limitations, if the Company registers any of its securities under the Securities Act, either for its own account or the account of other security holders, such holders are entitled to written notice of the registration and are entitled to include (at the Company's expense) such shares therein; provided, among other conditions, that the underwriters of any such offering have the right to limit the number of such shares included in the registration. In addition, certain of such holders can require the Company to file registration statements under the Securities Act and the Company is required to use its best efforts to effect such registrations, subject to certain conditions and limitations. All fees, costs and expenses of such registrations (other than underwriting discounts, commissions and transfer taxes and certain legal fees of selling stockholders) will be borne by the Company.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The Company historically engaged in various intercompany transactions with and was provided certain services by Tenet and its affiliates, for which Tenet allocated overhead costs, as set forth in the Company's financial statements. At the closing of the August 1994 Transaction, (a) the Company, NME Properties, DLJMB, and certain members of management entered into the Shareholders Agreement (the "Shareholders Agreement") and (b) the Company and Tenet entered into a Non-Competition Agreement ("Non-Competition Agreement") and a Services Agreement (the "Services Agreement"). These agreements (together with the Company's existing agreements to provide dialysis services to 11 Tenet hospitals on a set fee-per-treatment basis and existing leases for three facilities owned by Tenet affiliates) govern their relationships. In addition, in connection with the August 1994 Transaction, DLJMB was reimbursed by the Company for DLJMB's reasonable expenses (including legal fees) and DLJ was paid usual and customary fees for acting as financial advisor. DLJ was also paid usual and customary fees for acting as underwriter in connection with the sale of the Discount Notes and in connection with the Company's public offerings on October 30, 1995 and April 3, 1996. At the closing of the August 1994 Transaction, all items included in the intercompany receivable due to TRC from Tenet were extinguished other than amounts payable relating to dialysis services rendered by TRC to Tenet or its affiliates and laboratory services rendered to TRC by Tenet or its affiliates.

  Pursuant to the Shareholders Agreement, the Company's Board consists of five members: four nominated by DLJMB and one nominated by NME Properties. Upon consummation of the Offering, DLJMB's right to nominate directors will terminate. The four individuals previously nominated by DLJMB (three of which are DLJMB employees) and elected as Company directors will remain directors, however, until the next election or any earlier resignation and to that extent and until such time continue to be able to influence significantly the affairs of the Company, including corporate transactions such as any "going private" transaction, merger, consolidation or sale of all or substantially all of the Company's assets. The Company has been informed that two of such DLJMB employees intend to resign as directors upon consummation of the Offering. The Shareholders Agreement also provides for restrictions on transfers of Common Stock, certain rights of first refusal in favor of DLJMB in the event NME Properties proposes to transfer shares of Common Stock and certain rights and obligations on the part of NME Properties to participate in transfers of shares by DLJMB.

  The Shareholders Agreement restricts DLJMB from owning more than 50% of (or controlling) other dialysis entities except as part of the process of combining such entities with the Company. The Shareholders Agreement further provides that DLJMB and NME Properties each have the right, subject to certain conditions, to request that the Company register shares of the Common Stock they own under the Securities Act of 1933, as amended (but not more than four times each), and to participate in other registrations of the Company's securities, in each case at the Company's expense.

  Pursuant to the Non-Competition Agreement, Tenet may not own, operate or manage a mobile or free-standing dialysis unit within the United States and may not (subject to certain exceptions) seek to cause physicians who are parties to arrangements with the Company to refer patients requiring services provided by the Company to other providers of those services. The Company is not permitted (subject to certain exceptions) to own, operate or manage any mobile or free-standing healthcare unit or service, other than dialysis units, within 30 miles (or ten miles in the case of a metropolitan area with a population of at least two million) of a Tenet acute-care hospital or outpatient facility offering the same healthcare services. If the Company subsequently acquires, as part of a larger acquisition, an operation that otherwise would violate the Non-Competition Agreement, the Company will have one year to dispose of the operation (subject to rights of first refusal held by Tenet). The Non-Competition Agreement automatically terminates in August 1999, or upon a sale or change of control of Tenet, whichever is the earlier. In addition, upon such a sale or change of control, DLJMB and/or the Company will be entitled to repurchase NME Properties' interest in the Company at the fair market value thereof. The Non-Competition Agreement will also terminate if DLJMB requires NME Properties to sell its Common Stock as part of a transfer of shares by DLJMB.

  Pursuant to the Services Agreement, Tenet provided certain limited administrative services to the Company through December 31, 1994, for which Tenet was reimbursed its costs. In addition, to the extent permitted by Tenet's and the Company's respective purchasing arrangements, until August 11, 1999 unless there is a sale or change in control of Tenet, both Tenet and the Company will be entitled to participate in the other party's joint purchasing arrangements.

  In connection with the August 1994 Transaction, the Company and Tenet agreed that the Company's contracts to provide acute dialysis services to 11 Tenet hospitals would continue on their then current terms. The Company also has certain rights of first refusal until August 11, 1999 to continue to provide services to such Tenet hospitals.

  DLJMB has arranged a procurement program designed to realize the benefits of the combined purchasing power of the various companies within the DLJMB portfolio as well as the other affiliates of DLJMB, including Donaldson, Lufkin & Jenrette, Inc. ("DLJ Inc.") and The Equitable Companies Incorporated. The program is focused on securing efficiencies in the procurement of property and casualty insurance, telecommunication services and employee medical benefits and insurance. DLJMB offers its purchasing program to all DLJMB portfolio companies, regardless of the size of DLJMB's ownership interest. As a DLJMB portfolio company, the Company has taken advantage of this purchasing program, resulting in a reduction of property and casualty insurance premiums of over 35%. The Company plans to explore opportunities for further savings through the purchase of telecommunications services, employee medical benefits and other insurance under the DLJMB purchasing program.

  Certain of the Company's officers and employees have received loans from the Company in connection with the purchase of shares of Common Stock. All of the loans have similar terms. The loans bear interest at the lower of 8% or the prime rate, and are secured by all of the borrower's interests in capital stock of the Company, including all vested stock options. When made, the loans had a four-year term and one quarter of the original principal amount thereof plus all accrued interest thereon had to be paid annually, subject to the limitation that the borrower was not required to make any payment that exceeded 50% of the proceeds of such borrower's after-tax bonus from the Company (based on maximum tax rates then in effect). In July 1995, the Board approved a one-year deferral of all scheduled principal and accrued interest payments under all such loans. No other terms of the loans have been changed. As of September 30, 1996, Leonard W. Frie and Barry C. Cosgrove had loans outstanding from the Company with principal amounts of $100,000 and $70,000, respectively (with respect to Mr. Cosgrove, $50,000 was borrowed to purchase shares of Common Stock and $20,000 was borrowed for relocation costs). Victor M.G. Chaltiel had an outstanding loan of $835,000 prior to the addition on September 18, 1995 of $2,678,447 pursuant to similar loans in connection with Mr. Chaltiel's exercise of options for 886,667 shares of Common Stock. Mr. Chaltiel received a similar loan from the Company on April 15, 1996, in the amount of $173,073, in connection with additional taxes associated with the exercise of such options. See "Management--Employment Agreements."

  Maris Andersons, a Director of the Company, serves as a consultant to the Company. He has been granted options, vesting over four years, to purchase an aggregate of 46,183 shares of Common Stock, of which 8,000 of such options have been exercised, in consideration for these services.

                         DESCRIPTION OF CAPITAL STOCK

  The following summary is a description of certain provisions of the Company's Certificate of Incorporation, as amended and restated (the "Certificate of Incorporation"). Such summary does not purport to be complete and is subject to, and is qualified in its entirety by, all of the provisions of the Certificate of Incorporation.

  The Company's authorized capital stock consists of 55,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of Preferred Stock, $0.001 par value ("Preferred Stock").

COMMON STOCK

  As of September 30, 1996, there were 25,967,029 shares of Common Stock issued and outstanding. The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The Company is subject to certain restrictions on its ability to pay dividends on the Common Stock under the Senior Credit Facility and under the indenture governing the Discount Notes.

  Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of Stockholders. There are no cumulative voting rights applicable to the Common Stock.

  Subject to the preferences applicable to shares of Preferred Stock outstanding at any time, holders of shares of Common Stock are entitled to dividends, if, when and as declared by the Board of Directors from funds legally available therefor and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities and preferred stock preferences, if any.

  The authorized but unissued shares of Common Stock are available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Common Stock may be listed. Shares of Common Stock are not redeemable and there are no sinking fund provisions.

PREFERRED STOCK

  The Certificate of Incorporation authorizes the Company's Board of Directors to establish series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the voting powers, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as are stated in the resolutions of the Board of Directors providing for such series.

  The authorized but unissued shares of Preferred Stock are available for issuance without further action by the Company's stockholders. This will allow the Company to issue shares of Preferred Stock without the expense and delay of a special stockholders' meeting, unless such action is required by applicable law or the rules of any stock exchange on which the Company's securities may be listed. The Company believes that the Preferred Stock will provide flexibility in structuring possible future financing and acquisitions, and in meeting other corporate needs. Although the Company's Board of Directors has no intention at the present time of doing so, it could issue a series of Preferred Stock, the terms of which, subject to certain limitations imposed by the securities laws, impede the completion of a merger, tender offer or other takeover attempt. The Company's Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders at the time of issuance. The Company's Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.

TRANSFER AGENT

  The Company's registrar and transfer agent for the Common Stock is The Bank of New York.

                                 UNDERWRITING

  Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), the Underwriters named below, for whom Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as representatives (the "Representatives"), have agreed to purchase from the Company and the Selling Stockholders an aggregate of 3,000,000 shares of Common Stock. The number of shares that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                       NUMBER OF
                  UNDERWRITERS                                          SHARES
Donaldson, Lufkin & Jenrette Securities Corporation...................
Merrill Lynch, Pierce, Fenner & Smith Incorporated....................
UBS Securities LLC....................................................
                                                                       ---------
    Total............................................................. 3,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares (other than shares covered by the over-allotment option described below) must be purchased.

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose to offer the shares of Common Stock in part directly to the public initially at the Price to the Public set forth on the cover page of this Prospectus and in part to certain dealers at such price
less a concession not in excess of $     per share; that the Underwriters may
allow, and such dealers may reallow, a concession not in excess of $     per
share on sales to other dealers; and that after the Offering, the Price to the Public, concession and discount to dealers may be changed by the Representatives.

  The Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 450,000 shares of Common Stock at the initial Price to the Public less underwriting discounts and commissions. The Underwriters may exercise such option only for the purpose of covering over-allotments, if any, incurred in connection with the sale of shares of Common Stock offered hereby. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase the same proportion of such additional shares as the number of other shares to be purchased by that Underwriter bears to the total number of shares set forth on the cover page of this Prospectus.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  Subject to certain exceptions (including certain issuances by the Company of Common Stock in connection with acquisitions), the Company, all of its executive officers and directors and certain stockholders of the Company, including all of the Selling Stockholders, each have agreed not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for such Common Stock or cause to be filed with the Securities and Exchange Commission a registration statement under the Securities Act to register any shares of the Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the Common Stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation for a period of 90 days after the date of this Prospectus.

  The provisions of Schedule E ("Schedule E") to the By-laws of the National Association of Securities Dealers, Inc. (the "NASD") apply to the Offering. Under the By-laws of the NASD, when a NASD member such as DLJ distributes an affiliated company's equity securities, one of the following two criteria must be met: (1) the price of such equity security can be no higher than that recommended by a "qualified independent underwriter" or (2) the offering is of a class of equity securities for which a "bona fide independent market" exists. Because the shares of Common Stock are traded on the New York Stock Exchange, the aggregate trading volume for the twelve months immediately preceding the filing of the registration statement of which this Prospectus forms a part was at least 100,000 shares and the Company had outstanding for the twelve month period immediately preceding the filing of such registration statement a minimum of 250,000 publicly held shares, a" bona fide independent market" exists. Accordingly, the price of the Common Stock will not be passed upon by a "qualified independent underwriter."

  Pursuant to the provisions of Schedule E, NASD members may not execute transactions in the Shares in discretionary accounts without the prior written approval of the customer.

                                 LEGAL MATTERS

  Certain legal matters with respect to the legality of the Shares offered hereby will be passed upon for the Company by Riordan & McKinzie, a Professional Corporation, Orange County, California. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California.

                                    EXPERTS

  The consolidated financial statements of Total Renal Care Holdings, Inc. as of December 31, 1995 and the seven months then ended and May 31, 1995 and the year then ended included in this Prospectus have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The historical audited combined financial statements of Center for Kidney Disease, Inc., Venture Dialysis Center, Inc. and Miami Beach Kidney Center, Inc. for the year ended December 31, 1994 incorporated in this Prospectus by reference to the Company's Form 8-K/A dated September 29, 1995; the historical audited combined financial statements of Southwest Renal Care, Ltd. and Dialysis Medical Supplies, Inc. for the year ended October 31, 1995 incorporated in this Prospectus by reference to the Company's Form 8-K/A dated February 13, 1996; the historical audited financial statements of Downtown Dialysis Center, Inc. for the year ended December 31, 1995 incorporated in this Prospectus by reference to the Company's Form 8-K dated March 18, 1996; the financial statements of the Nephrology Business of Caremark International Inc. as of December 31, 1995 and 1994 and for the years ended December 31, 1995 and 1994 and for the one month ended December 31, 1993 incorporated in this Prospectus by reference to the Company's Form 8-K dated March 18, 1996; and the financial statements of Pasadena Dialysis Center, Inc. for the year ended December 31, 1995, the financial statements of Burbank Dialysis Group, Inc. for the year ended December 31, 1995, the combined financial statements of Piedmont Dialysis, Inc. and Peralta Renal Center for the year ended December 31, 1995, the combined financial statements of Bertha Sirk Dialysis Center, Inc. and Greenspring Dialysis Center, Inc. for the year ended December 31, 1995, and the combined financial statements of Houston Kidney Center, Northwest Kidney Center, LLP, North Houston Kidney Center, LLP, and Houston Kidney Center-- Southeast, LLP for the year ended December 31, 1995 incorporated by reference in this Prospectus by reference to the Company's Form 8-K dated October 18, 1996 have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The consolidated balance sheet of Total Renal Care Holdings, Inc. and subsidiaries as of May 31, 1994 and the related consolidated statements of income, stockholders' equity (deficit) and cash flows for each of the years in the two-year period ended May 31, 1994 and the related financial statement schedule have been included herein and in the Registration Statement in reliance on the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG Peat Marwick LLP's report on the consolidated financial statements of Total Renal Care Holdings, Inc. refers to a change in the method of accounting for income taxes by adopting Statement of Financial Accounting Standards No. 109, Accounting For Income Taxes, effective June 1, 1993.

  The financial statements of Greer Kidney Center, Inc. and Upstate Dialysis Center, Inc. as of December 31, 1994 and 1995 and for the years then ended incorporated in this Prospectus by reference to the Company's Form 8-K dated March 18, 1996 have been so incorporated in reliance on the reports of Meeks, Roberts, Ashley, Sumner & Sirmans, independent certified public accountants, given upon the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, and in accordance therewith files reports and other information with the Commission. A copy of the reports and other information filed by the Company with the Commission may be inspected without charge at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the
Commission: the Midwest Regional Office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and the Northeast Regional Office at 13th Floor, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports and other information concerning the Company are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition the Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

  The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated herein by reference:

    (1) The Company's Annual Report on Form 10-K for its fiscal year ended May 31, 1995;

    (2) The Company's Annual Report on Form 10-K for the transitional fiscal year ended December 31, 1995;

    (3) The Company's Quarterly Reports on Form 10-Q for the periods ended August 31, 1995; November 30, 1995; March 30, 1996 and June 30, 1996;

    (4) The Company's Current Reports on Form 8-K dated May 15, 1995; May 22, 1995; August 1, 1995; December 14, 1995; December 20, 1995, March 18, 1996,
  August 29, 1996 and October 18, 1996 and the Company's Current Reports on Form 8-K/A-1 dated July 15, 1995; September 29, 1995; and February 13, 1996;

    (5) The description of the Common Stock contained in the Company's Form 8-A dated October 23, 1995; and

    (6) All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), (c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, modified or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of the Prospectus under
Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests should be directed to Total Renal Care Holdings, Inc., Attention: John E. King, 21250 Hawthorne Boulevard, Suite 800, Torrance, California 90503, telephone number (310) 792-2600.

                         INDEX TO FINANCIAL STATEMENTS

  TOTAL RENAL CARE HOLDINGS, INC.

                                                                            PAGE
Report of Independent Accountants of Price Waterhouse LLP.................. F-2
Independent Auditors' Report of KPMG Peat Marwick LLP...................... F-3
Consolidated Balance Sheets................................................ F-4
Consolidated Statements of Income.......................................... F-5
Consolidated Statements of Stockholders' Equity (Deficit).................. F-6
Consolidated Statements of Cash Flows...................................... F-7
Notes to Consolidated Financial Statements................................. F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Total Renal Care Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity (deficit), and of cash flows present fairly, in all material respects, the financial position of Total Renal Care Holdings, Inc. and its subsidiaries at December 31, 1995 and May 31, 1995, and the results of their operations and their cash flows for the periods then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Seattle, Washington
March 15, 1996

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Total Renal Care Holdings, Inc.:

We have audited the accompanying consolidated balance sheet of Total Renal Care Holdings, Inc. (formerly Total Renal Care, Inc.) and subsidiaries as of May 31, 1994, and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the years in the two-year period ended May 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total Renal Care Holdings, Inc. and subsidiaries as of May 31, 1994, and the results of their operations and their cash flows for each of the years in the two-year period ended May 31, 1994 in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, effective June 1, 1993 the Company changed its method of providing for income taxes by adopting Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

KPMG Peat Marwick LLP

Seattle, Washington
July 8, 1994

                        TOTAL RENAL CARE HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                    MAY 31,
                            ------------------------
                                                      DECEMBER 31,    JUNE 30,
                               1994         1995          1995          1996
                                                                    (UNAUDITED)
          ASSETS
 Cash and cash equiva-
  lents...................  $ 1,449,000 $  2,046,000  $ 30,181,000  $ 39,969,000
 Accounts receivable, less
  allowance for doubtful
  accounts of $1,927,000,
  $4,434,000, $5,668,000
  and $9,752,000
  (unaudited),
  respectively............   13,538,000   23,652,000    40,014,000    82,375,000
 Receivable from Tenet....    9,427,000      401,000       432,000       390,000
 Inventories..............    1,223,000    1,731,000     2,482,000     4,339,000
 Deferred income taxes....    1,133,000    1,283,000     1,542,000     1,925,000
 Prepaid expenses and
  other current assets....      330,000      693,000       843,000     2,421,000
                            ----------- ------------  ------------  ------------
     Total current assets.   27,100,000   29,806,000    75,494,000   131,419,000
 Property and equipment,
  net.....................   14,128,000   18,051,000    25,505,000    44,456,000
 Notes receivable from
  stockholder.............                               1,379,000     1,678,000
 Investment in affiliate,
  at equity...............                                 972,000       995,000
 Other long-term assets...       14,000      552,000       885,000       887,000
 Intangible assets, net...    2,379,000   29,149,000    59,763,000   111,611,000
                            ----------- ------------  ------------  ------------
                            $43,621,000 $ 77,558,000  $163,998,000  $291,046,000
                            =========== ============  ============  ============
 LIABILITIES, MANDATORILY
  REDEEMABLE COMMON STOCK
     AND STOCKHOLDERS'
      EQUITY (DEFICIT)
 Accounts payable.........  $ 3,250,000 $  4,849,000  $  7,901,000  $  6,245,000
 Employee compensation and
  benefits................    2,430,000    4,914,000     5,012,000     7,469,000
 Other accrued liabili-
  ties....................    1,345,000    4,750,000     7,006,000     9,131,000
 Income taxes payable.....                                 314,000           --
 Current portion of long-
  term obligations........       11,000      322,000       570,000       521,000
                            ----------- ------------  ------------  ------------
     Total current liabil-
      ities...............    7,036,000   14,835,000    20,803,000    23,366,000
                            ----------- ------------  ------------  ------------
 Long-term debt...........      187,000   87,820,000    55,324,000    58,295,000
                            ----------- ------------  ------------  ------------
 Deferred income taxes....      611,000      518,000       510,000       523,000
                            ----------- ------------  ------------  ------------
 Other long-term liabili-
  ties....................          --           --      1,214,000       806,000
                            ----------- ------------  ------------  ------------
 Minority interests.......    1,054,000    1,274,000     3,343,000     4,541,000
                            ----------- ------------  ------------  ------------
 Mandatorily redeemable
  common stock............          --     3,990,000           --            --
                            ----------- ------------  ------------  ------------
 Commitments and contin-
  gencies (Notes 7 and 12)
 Stockholders' equity
  (deficit)
   Common stock, voting
    ($.001 par value,
    1,000,000, 50,000,000,
    55,000,000 and
    55,000,000 (unaudited)
    shares authorized;
    66,667, 12,309,384,
    22,308,207 and
    25,889,905 (unaudited)
    shares issued and
    outstanding)..........                    12,000        22,000        26,000
   Common stock, Class B
    nonvoting ($.001 par
    value; 0, 5,000,000,
    5,000,000 and
    5,000,000 (unaudited)
    shares authorized; 0,
    600,000, 0 and 0
    (unaudited) shares
    issued and
    outstanding)..........                     1,000
   Additional paid-in cap-
    ital..................                12,683,000   123,710,000   234,369,000
   Notes receivable from
    stockholders..........                (1,508,000)   (2,773,000)   (2,727,000)
   Retained earnings (def-
    icit).................   34,733,000  (42,067,000)  (38,155,000)  (28,153,000)
                            ----------- ------------  ------------  ------------
     Total stockholders'
      equity (deficit)....   34,733,000  (30,879,000)   82,804,000   203,515,000
                            ----------- ------------  ------------  ------------
                            $43,621,000 $ 77,558,000  $163,998,000  $291,046,000
                            =========== ============  ============  ============

          See accompanying notes to consolidated financial statements.

                        TOTAL RENAL CARE HOLDINGS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                     SEVEN MONTHS                SIX MONTHS
                                 YEAR ENDED MAY 31,               ENDED DECEMBER 31,           ENDED JUNE 30,
                         -------------------------------------  ------------------------  -------------------------
                            1993         1994         1995         1994         1995         1995          1996
                                                                (UNAUDITED)                     (UNAUDITED)
Net operating revenues.. $71,576,000  $80,470,000  $98,968,000  $53,593,000  $89,711,000  $56,093,000  $114,820,000
                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
Operating expenses
Facilities..............  49,440,000   56,828,000   65,583,000   36,012,000   57,406,000   36,420,000    76,647,000
General and
 administrative.........   5,292,000    7,457,000    9,115,000    4,916,000    7,645,000    5,200,000     8,701,000
Provision for doubtful
 accounts...............   2,050,000    1,550,000    2,371,000    1,363,000    1,811,000    1,266,000     2,333,000
Depreciation and
 amortization...........   3,434,000    3,752,000    4,740,000    2,586,000    4,383,000    2,673,000     6,032,000
                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
Total operating
 expenses...............  60,216,000   69,587,000   81,809,000   44,877,000   71,245,000   45,559,000    93,713,000
                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
Operating income........  11,360,000   10,883,000   17,159,000    8,716,000   18,466,000   10,534,000    21,107,000
Interest expense........     (49,000)     (56,000)  (7,447,000)  (3,378,000)  (6,291,000)  (4,721,000)   (4,150,000)
Interest income.........      40,000       43,000      244,000       78,000      707,000      174,000     1,613,000
                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
Income before income
 taxes, minority
 interests and
 extraordinary item.....  11,351,000   10,870,000    9,956,000    5,416,000   12,882,000    5,987,000    18,570,000
Income taxes............   4,129,000    4,106,000    3,511,000    1,933,000    4,631,000    2,078,000     7,151,000
                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
Income before minority
 interests and
 extraordinary item.....   7,222,000    6,764,000    6,445,000    3,483,000    8,251,000    3,909,000    11,419,000
Minority interests in
 income of consolidated
 subsidiaries...........     775,000    1,046,000    1,593,000      833,000    1,784,000    1,010,000     1,417,000
                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
Income before
 extraordinary item.....   6,447,000    5,718,000    4,852,000    2,650,000    6,467,000    2,899,000    10,002,000
Extraordinary loss
 related to early
 extinguishment of debt,
 net of tax.............                                                       2,555,000
                         -----------  -----------  -----------  -----------  -----------  -----------  ------------
Net income.............. $ 6,447,000  $ 5,718,000  $ 4,852,000  $ 2,650,000  $ 3,912,000  $ 2,899,000  $ 10,002,000
                         ===========  ===========  ===========  ===========  ===========  ===========  ============
Earnings (loss) per
 common share:
Income before
 extraordinary item.....                                                     $      0.36  $      0.19  $       0.40
Extraordinary items.....                                                           (0.14)
                                                                             -----------  -----------  ------------
Net income..............                                                     $      0.22  $      0.19  $       0.40
                                                                             ===========  ===========  ============
Weighted average number
 of common shares and
 equivalents
 outstanding............                                                      17,824,000   15,418,000    24,837,000
                                                                             ===========  ===========  ============
Pro forma data
 (unaudited)
Net income per common
 share..................                           $      0.22  $      0.08
                                                   ===========  ===========
Weighted average number
 of common shares and
 equivalents
 outstanding............                            15,316,000   14,381,000
                                                   ===========  ===========

          See accompanying notes to consolidated financial statements.

                        TOTAL RENAL CARE HOLDINGS, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                              NOTES
                             COMMON STOCK     ADDITIONAL    RECEIVABLE     RETAINED
                          ------------------   PAID-IN         FROM        EARNINGS
                            SHARES   AMOUNT    CAPITAL     STOCKHOLDERS   (DEFICIT)       TOTAL
Balance at June 1, 1992.      66,667                                     $ 22,568,000  $ 22,568,000
Net income..............                                                    6,447,000     6,447,000
                          ----------                                     ------------  ------------
Balance at May 31, 1993.      66,667                                       29,015,000    29,015,000
Net income..............                                                    5,718,000     5,718,000
                          ----------                                     ------------  ------------
Balance at May 31, 1994.      66,667                                       34,733,000    34,733,000
Shares issued to Tenet..   2,933,334 $ 3,000 $      1,000                                     4,000
Shares issued in change
 of control:
 DLJMB..................   7,000,000   7,000   10,493,000                                10,500,000
 Employees..............   1,246,667   1,000    1,869,000  $  (995,000)                     875,000
Shares issued in offer-
 ing....................     600,000   1,000      899,000                                   900,000
Stock issuance costs....                       (2,172,000)                               (2,172,000)
Dividend paid to Tenet:
 Cash...................                                                  (75,500,000)  (75,500,000)
 Intercompany receiv-
  able..................                                                   (6,152,000)   (6,152,000)
Shares issued to employ-
 ees and others.........     765,252   1,000    1,147,000     (513,000)                     635,000
Shares issued in acqui-
 sitions................     297,464              446,000                                   446,000
Net income..............                                                    4,852,000     4,852,000
                          ---------- ------- ------------  -----------   ------------  ------------
Balance at May 31, 1995.  12,909,384  13,000   12,683,000   (1,508,000)   (42,067,000)  (30,879,000)
Net proceeds from ini-
 tial public offering...   6,900,000   6,000   98,288,000                                98,294,000
Shares and options is-
 sued in acquisitions...     742,820   1,000    5,334,000                                 5,335,000
Shares issued to employ-
 ees and others.........      27,670               59,000      (13,000)                      46,000
Options exercised.......   1,046,666   1,000    1,565,000   (1,330,000)                     236,000
Conversion of
 mandatorily redeemable
 common stock...........     681,667   1,000    3,989,000                                 3,990,000
Payments on notes
 receivable, net of
 interest accrued.......                                        78,000                       78,000
Income tax benefit
 related to stock
 options exercised......                        1,792,000                                 1,792,000
Net income..............                                                    3,912,000     3,912,000
                          ---------- ------- ------------  -----------   ------------  ------------
Balance at December 31,
 1995...................  22,308,207  22,000  123,710,000   (2,773,000)   (38,155,000)   82,804,000
Net proceeds from public
 offering (unaudited)...   3,500,000   4,000  109,965,000                               109,969,000
Shares issued to
 employees and others
 (unaudited)............         998               10,000                                    10,000
Options exercised (unau-
 dited).................      80,700               71,000                                    71,000
Payments on notes
 receivable, net of
 interest
 accrued (unaudited)....                                        46,000                       46,000
Income tax benefit
 related to stock
 options
 exercised (unaudited)..                          613,000                                   613,000
Net income (unaudited)..                                                   10,002,000    10,002,000
                          ---------- ------- ------------  -----------   ------------  ------------
Balance at June 30, 1996
 (unaudited)............  25,889,905 $26,000 $234,369,000  $(2,727,000)  $(28,153,000) $203,515,000
                          ========== ======= ============  ===========   ============  ============


          See accompanying notes to consolidated financial statements.

                        TOTAL RENAL CARE HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       SEVEN MONTHS                 SIX MONTHS
                                  YEAR ENDED MAY 31,                ENDED DECEMBER 31,            ENDED JUNE 30,
                         --------------------------------------  --------------------------  --------------------------
                            1993         1994          1995          1994          1995          1995          1996
                                                                 (UNAUDITED)                        (UNAUDITED)
Cash flows from
 operating activities
 Net income............  $ 6,447,000  $ 5,718,000  $  4,852,000  $  2,650,000  $  3,912,000  $  2,899,000  $ 10,002,000
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities:
 Depreciation and
  amortization.........    3,434,000    3,752,000     4,740,000     2,586,000     4,383,000     2,673,000     6,032,000
 Extraordinary item....                                                           4,258,000
 Noncash interest......                               6,947,000     3,274,000     5,228,000     4,420,000     3,228,000
 Deferred income taxes.     (316,000)     213,000      (716,000)       16,000      (469,000)     (256,000)     (369,000)
 Provision for doubtful
  accounts.............    2,050,000    1,550,000     2,371,000     1,363,000     1,811,000     1,266,000     2,333,000
 Loss (gain) on
  disposition of
  property and
  equipment............     (137,000)      98,000       (34,000)                   (144,000)      (52,000)        4,000
 Minority interests in
  income of
  consolidated
  subsidiaries.........      775,000    1,046,000     1,593,000       833,000     1,784,000     1,010,000     1,417,000
 Changes in operating
  assets and
  liabilities, net of
  effect of
  acquisitions:
  Accounts receivable..   (2,037,000)  (1,957,000)   (9,547,000)   (4,023,000)  (15,256,000)   (7,026,000)  (25,791,000)
  Inventories..........      (83,000)    (108,000)     (122,000)     (303,000)     (331,000)       (9,000)     (762,000)
  Prepaid expenses and
   other current
   assets..............       (1,000)     109,000      (856,000)     (261,000)     (134,000)     (315,000)   (1,436,000)
  Other long-term
   assets..............                                                            (300,000)
  Accounts payable.....   (2,076,000)     272,000      (536,000)      728,000       205,000       870,000    (4,056,000)
  Employee compensation
   and benefits........     (447,000)     445,000     1,994,000         2,000      (622,000)    1,525,000       457,000
  Other accrued
   liabilities.........       (6,000)     924,000     4,383,000       544,000       461,000      (243,000)    1,610,000
  Income taxes payable.                                               465,000       277,000      (770,000)     (433,000)
  Other long-term
   liabilities.........                                               107,000     1,214,000        56,000      (410,000)
                         -----------  -----------  ------------  ------------  ------------  ------------  ------------
   Net cash provided by
    (used in) operating
    activities.........    7,603,000   12,062,000    15,069,000     7,981,000     6,277,000     6,048,000    (8,174,000)
                         -----------  -----------  ------------  ------------  ------------  ------------  ------------
Cash flows from
 investing activities
 Purchases of property
  and equipment........   (4,140,000)  (4,380,000)   (3,835,000)     (860,000)   (3,748,000)   (3,444,000)  (11,833,000)
 Additions to
  intangible assets....       (7,000)    (161,000)     (358,000)     (159,000)     (972,000)     (363,000)   (1,966,000)
 Cash paid for
  acquisitions, net of
  cash acquired........                             (22,476,000)   (5,722,000)  (28,303,000)  (16,753,000)  (77,867,000)
 Investment in
  affiliate............                                                            (972,000)                    (24,000)
 Issuance of long-term
  note receivable......                                                          (1,379,000)                   (299,000)
 Proceeds from
  disposition of
  property and
  equipment............      493,000       82,000        62,000        28,000       244,000       244,000       139,000
 Proceeds from
  collection of notes
  receivables..........       60,000       95,000
 Contributions from
  minority interests...                                                                                         336,000
                         -----------  -----------  ------------  ------------  ------------  ------------  ------------
   Net cash used in
    investing
    activities.........   (3,594,000)  (4,364,000)  (26,607,000)   (6,713,000)  (35,130,000)  (20,316,000)  (91,514,000)
                         -----------  -----------  ------------  ------------  ------------  ------------  ------------
Cash flows from
 financing activities
 Advances (to) from
  Tenet................   (4,330,000)  (5,604,000)    2,874,000     3,499,000
 Proceeds from issuance
  of note payable......                                                             258,000                       3,000
 Principal payments on
  long-term
  obligations..........      (39,000)     (39,000)     (367,000)      (11,000)     (880,000)     (518,000)     (584,000)
 Cash dividends paid to
  Tenet................                             (75,500,000)  (75,500,000)
 Net proceeds from debt
  offering.............                              66,841,000    66,140,000
 Cash paid to retire
  bonds................                                                         (31,912,000)
 Proceeds from bank
  credit facility......                              13,253,000                  21,341,000    17,800,000    51,000,000
 Payment of bank credit
  facility.............                              (4,000,000)                (31,625,000)   (4,000,000)  (51,000,000)
 Net proceeds from
  issuance of common
  stock................                              10,742,000    10,810,000    98,941,000        54,000   110,051,000
 Income tax benefit
  related to stock
  options exercised....                                                           1,792,000                     613,000
 Cash received on notes
  receivable from
  stockholders.........                                                             175,000                     140,000
 Distributions to
  minority interests...     (610,000)    (819,000)   (1,708,000)     (723,000)   (1,102,000)   (1,133,000)     (747,000)
                         -----------  -----------  ------------  ------------  ------------  ------------  ------------
   Net cash provided by
    (used in) financing
    activities.........   (4,979,000)  (6,462,000)   12,135,000     4,215,000    56,988,000    12,203,000   109,476,000
                         -----------  -----------  ------------  ------------  ------------  ------------  ------------
Net increase (decrease)
 in cash...............     (970,000)   1,236,000       597,000     5,483,000    28,135,000    (2,065,000)    9,788,000
Cash and cash
 equivalents at
 beginning of period...    1,183,000      213,000     1,449,000     1,449,000     2,046,000     6,931,000    30,181,000
                         -----------  -----------  ------------  ------------  ------------  ------------  ------------
Cash and cash
 equivalents at end of
 period................  $   213,000  $ 1,449,000  $  2,046,000  $  6,932,000  $ 30,181,000  $  4,866,000  $ 39,969,000
                         ===========  ===========  ============  ============  ============  ============  ============

          See accompanying notes to consolidated financial statements.

                        TOTAL RENAL CARE HOLDINGS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization

  Total Renal Care Holdings, Inc. (the Company) operates kidney dialysis facilities and provides related medical services in Medicare certified dialysis facilities in various geographic sectors in the United States and in Guam.

  The Company was a wholly owned subsidiary of Tenet Healthcare Corporation (Tenet, formerly National Medical Enterprises, Inc.) until August 1994. In August 1994, the Company completed a public offering of senior subordinated notes and Class B common stock, the proceeds of which were used to partially fund a dividend to Tenet. Immediately after payment of the dividend, Donaldson, Lufkin, Jenrette Merchant Banking Funding, Inc. and certain of its affiliates (DLJMB) and certain members of management acquired newly issued Class A common stock of the Company to effect a change in control of the Company. Following these transactions DLJMB owned 59% of the Company's outstanding common stock. Although there was a change in control, the Company's accounts were not adjusted from their historical bases due to the significant continuing ownership interest of Tenet.

 Basis of presentation

  The consolidated financial statements include the accounts of Total Renal Care Holdings, Inc. and its wholly-owned and majority-owned corporate subsidiaries and partnership investments. All significant intercompany transactions and balances have been eliminated in consolidation.

 Net operating revenues

  Revenues are recognized when services and related products are provided to patients in need of ongoing life sustaining kidney dialysis treatments. Operating revenues consist primarily of dialysis and ancillary fees from patient treatments. These amounts are reported at the amounts expected to be realized from governmental and third-party payors, patients and others for services provided. Receivables which are deemed uncollectible are reflected in the provision for doubtful accounts as a component of operating expenses in the consolidated statements of income.

  During the years ended May 31, 1993, 1994 and 1995 and the seven months ended December 31, 1995, the Company received approximately 75%, 75%, 70% and 67%, respectively, of its dialysis revenues from Medicare and Medicaid programs. Accounts receivable from Medicare and Medicaid amounted to $8,783,000, $15,855,000 and $21,862,000 as of May 31, 1994 and 1995 and
December 31, 1995, respectively. Medicare historically pays approximately 80% of government established rates for services provided by the Company. The remaining 20% is typically paid by state Medicaid programs, private insurance companies or directly by the patients receiving the services.

  Medicare and Medicaid programs funded by the U.S. government generally reimburse the Company under prospective payment systems at amounts different from the Company's established private rates. Revenues under these programs are generally recognized at prospective rates which are subject to periodic adjustment by federal and state agencies. The Company bills non-governmental third-party payors at established private rates. The Company has contracts for the provision of dialysis services to members of certain managed care organizations which generally include rate provisions at less than the established private rates.

                        TOTAL RENAL CARE HOLDINGS, INC.

  In August 1993, the provisions of the Omnibus Budget Reconciliation Act of 1993 ("OBRA 93") became effective. The OBRA 93 provisions were originally interpreted by the Health Care Financing Administration (HCFA) to modify the requirements that employer group health sponsored insurance plans (private payors) be the primary payor for end-stage renal disease (ESRD) patients who subsequently become dually entitled to Medicare benefits because of ESRD following initial eligibility under age or disability provisions. In July 1994, HCFA instructed the Medicare fiscal intermediaries to retroactively apply the provisions of OBRA 93 to August 10, 1993. In April 1995, HCFA issued instructions of clarification to the fiscal intermediaries that it had misinterpreted the OBRA regulations and that Medicare would continue as the primary payor after dual eligibility was achieved under the ESRD provision. In June 1995, a preliminary injunction was issued by a federal court preventing HCFA from retroactively applying its reinterpretation of the OBRA 93 regulations as unlawful retroactive rulemaking. The Company has recognized revenue related to payments which have been received from private payors in excess of the revenue previously recognized at lower rates. For the seven months ended December 31, 1995, the Company recognized approximately $800,000 of such payments. The Company intends to continue to recognize revenues in the future as cash is received. The Company believes that there are additional amounts that may be recoverable under the OBRA 93 provisions.

 Cash and cash equivalents

  Cash equivalents are highly liquid investments with original maturities of three months or less.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market and consist principally of drugs and dialysis related supplies.

 Property and equipment

  Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization expense are computed using the straight-line method over the useful lives of the assets estimated as follows: buildings, 20 to 40 years; leaseholds and improvements, over the shorter of their estimated useful life or the lease term; and equipment, 3 to 15 years.

 Intangible assets

  Business acquisition costs allocated to patient lists are amortized over five years using the straight-line method. Business acquisition costs allocated to covenants not to compete are amortized over the terms of the agreements, typically seven to ten years, using the straight-line method. Deferred debt issuance costs are amortized over the term of the debt using the effective interest method.

  The excess of aggregate purchase price over the fair value of net assets of businesses acquired is recorded as goodwill. Goodwill is amortized over 15 to 25 years using the straight-line method.

  The carrying value of intangible assets is assessed for any permanent impairment by evaluating the operating performance and future undiscounted cash flows of the underlying businesses. Adjustments are made if the sum of the expected future net cash flows is less than book value. Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS 121), requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. SFAS 121 is required to be implemented by the Company for the fiscal year beginning January 1, 1996 and is not expected to have a significant impact on the Company's financial statements.

                        TOTAL RENAL CARE HOLDINGS, INC.

 Income taxes

  Effective June 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). The statement requires recognition of deferred income taxes for all temporary differences between the tax and financial reporting bases of the Company's assets and liabilities based on enacted tax rates applicable to the periods in which the differences are expected to be recovered or settled. Adoption of SFAS 109 did not have a material impact on the Company's financial statements.

  Following the change in control described above, the Company's results of operations were no longer included in Tenet's consolidated federal and applicable unitary state income tax returns. For financial reporting purposes, the provision for income taxes for fiscal year 1994 and through August 11 of the first quarter of fiscal year 1995 was calculated as if the Company filed separate federal and state income tax returns.

 Minority interest

  Minority interest represents the proportionate equity interest of other partners and stockholders in the Company's consolidated entities which are not wholly owned. As of December 31, 1995, this comprised nine limited partnerships and two corporations.

 Earnings per share and unaudited pro forma net income per share

  Earnings per share are calculated by dividing net income before extraordinary item, the extraordinary loss and net income by the weighted average number of shares of common stock outstanding. When dilutive, stock options and warrants are included as share equivalents using the treasury stock method.

  Pro forma net income per share for the seven months ended December 31, 1994 and the year ended May 31, 1995 has been computed as if the August 11, 1994 recapitalization transaction described above occurred on June 1, 1994 (see Notes 6 and 8). Specifically, net income has been decreased $1,551,000 to reflect an increase in general and administrative expenses ($625,000) for estimated incremental costs of the Company as a stand-alone entity, increases in interest expense ($1,811,000), amortization expense ($105,000) and bank fees ($42,000) for the issuance of the 12% senior subordinated debt, and a corresponding decrease to the provision for income taxes ($1,032,000) for the tax effect of the pro forma adjustments. Shares issued as part of the recapitalization were also assumed to have been outstanding from June 1, 1994.

  During the period from October 1, 1994 to November 2, 1995, the Company issued approximately 2,190,000 shares and options at prices significantly below the assumed offering price of the Company's initial public offering (see
Note 8). Such shares and common stock equivalents have been included in the number of shares outstanding from June 1, 1994 using the treasury stock method and an offering price of $15.50 per share.

  Earnings per share amounts are not presented for fiscal years 1993 and 1994 as the historical equity structure is not considered meaningful.

 Financial instruments

  The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable, employee compensation and benefits, and other accrued liabilities. These balances, as presented in the financial statements at December 31, 1995, approximate their fair value.

  The Company has long-term debt, which is also a financial instrument. The fair market value of the long-term debt is approximately $64,180,000, which is greater than its carrying value of $55,894,000. The fair value has been estimated based upon market quotations of the 12% Senior Subordinate Discount Notes which are publicly traded.

 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

                        TOTAL RENAL CARE HOLDINGS, INC.

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Unaudited interim financial statements

  In December 1995, the Company changed its year-end to December 31 from May
31. The information presented as of June 30, 1996 and for the seven months ended December 31, 1994 and the six month periods ended June 30, 1995 and 1996 has not been audited. In the opinion of management, the unaudited interim consolidated balance sheet, statements of income, of stockholders' equity (deficit) and of cash flows include all adjustments consisting solely of normal recurring adjustments necessary to present fairly the Company's consolidated results of operations and cash flows as of and for the periods indicated.

 Reclassifications

  Certain prior year balances have been reclassified to conform to the current year presentation.

2. PROPERTY AND EQUIPMENT

  Property and equipment comprise the following:

                                               MAY 31,
                                      --------------------------  DECEMBER 31,
                                          1994          1995          1995
   Land.............................. $    262,000  $    267,000  $    309,000
   Buildings.........................    3,018,000     3,054,000     4,072,000
   Leaseholds and improvements.......    9,891,000    10,934,000    12,211,000
   Equipment.........................   16,545,000    22,742,000    26,737,000
   Construction in progress..........      411,000        37,000     2,097,000
                                      ------------  ------------  ------------
                                        30,127,000    37,034,000    45,426,000
   Less accumulated depreciation and
    amortization.....................  (15,999,000)  (18,983,000)  (19,921,000)
                                      ------------  ------------  ------------
   Net property and equipment........ $ 14,128,000  $ 18,051,000  $ 25,505,000
                                      ============  ============  ============

  Depreciation and amortization expense on property and equipment was $2,630,000, $2,961,000, $3,163,000 and $2,326,000 for the years ended May 31,
1993, 1994 and 1995 and the seven months ended December 31, 1995, respectively.

3. INTANGIBLE ASSETS

  A summary of intangible assets is as follows:

                                                 MAY 31,
                                          -----------------------  DECEMBER 31,
                                             1994        1995          1995
   Goodwill.............................. $2,865,000  $21,647,000  $46,791,000
   Patient lists.........................  2,751,000    4,055,000    6,505,000
   Noncompete agreements.................    398,000    3,856,000   10,005,000
   Deferred debt issuance costs..........               4,400,000    3,324,000
   Other.................................    254,000      653,000      491,000
                                          ----------  -----------  -----------
                                           6,268,000   34,611,000   67,116,000
   Less accumulated amortization......... (3,889,000)  (5,462,000)  (7,353,000)
                                          ----------  -----------  -----------
                                          $2,379,000  $29,149,000  $59,763,000
                                          ==========  ===========  ===========

                        TOTAL RENAL CARE HOLDINGS, INC.

  Amortization expense applicable to intangible assets was $804,000, $791,000, $1,577,000 and $2,057,000 for the years ended May 31, 1993, 1994 and 1995 and the seven months ended December 31, 1995, respectively.

4. OTHER ACCRUED LIABILITIES

  Other accrued liabilities comprise the following:

                                                    MAY 31,
                                             --------------------- DECEMBER 31,
                                                1994       1995        1995
   Customer refunds......................... $  978,000 $3,908,000  $4,981,000
   Payable to former owners of acquired
    facility (Note 13)......................                         1,243,000
   Other....................................    367,000    842,000     782,000
                                             ---------- ----------  ----------
                                             $1,345,000 $4,750,000  $7,006,000
                                             ========== ==========  ==========

5. INCOME TAXES

  The provision for income taxes consists of the following:

                                                                    SEVEN MONTHS
                                        YEAR ENDED MAY 31,             ENDED
                                 ---------------------------------  DECEMBER 31,
                                    1993        1994       1995         1995
   Current
     Federal.................... $3,630,000  $3,084,000 $3,275,000   $3,708,000
     State......................    815,000     809,000    952,000      954,000
   Deferred
     Federal....................   (268,000)    170,000   (555,000)       9,000
     State......................    (48,000)     43,000   (161,000)     (40,000)
                                 ----------  ---------- ----------   ----------
                                 $4,129,000  $4,106,000 $3,511,000   $4,631,000
                                 ==========  ========== ==========   ==========

  Temporary differences which give rise to deferred tax assets and liabilities are as follows:

                                                 MAY 31,
                                          ----------------------  DECEMBER 31,
                                            1994        1995          1995
   Receivables, primarily allowance for
    doubtful accounts.................... $ 844,000  $ 1,521,000  $ 1,653,000
   Accrued vacation......................   289,000      347,000      459,000
   Intangible assets.....................                             325,000
   Deferred compensation.................    78,000      117,000      117,000
                                          ---------  -----------  -----------
     Gross deferred tax assets........... 1,211,000    1,985,000    2,554,000
                                          ---------  -----------  -----------
   Depreciation and amortization.........  (549,000)    (547,000)    (952,000)
   Intangible assets.....................   (88,000)     (88,000)
   Change in tax accounting method.......               (585,000)    (570,000)
   Other.................................   (52,000)
                                          ---------  -----------  -----------
     Gross deferred tax liabilities......  (689,000)  (1,220,000)  (1,522,000)
                                          ---------  -----------  -----------
     Net deferred tax assets............. $ 522,000  $   765,000  $ 1,032,000
                                          =========  ===========  ===========

                        TOTAL RENAL CARE HOLDINGS, INC.

  A reconciliation between the Company's effective tax rate and the U.S. federal income tax rate on income is as follows:

                                              YEAR ENDED MAY       SEVEN MONTHS
                                                   31,                ENDED
                                              ------------------   DECEMBER 31,
                                              1993   1994   1995       1995
   Federal income tax rate................... 34.0%  34.0%  34.0%      35.0%
   State taxes, net of federal benefit.......  4.5%   5.2%   5.2%       3.6%
   Minority interests........................ (2.0%) (3.0%) (5.0%)     (4.7%)
   Nondeductible amortization of intangible
    assets...................................  0.2%   0.6%   0.9%       2.9%
   Other..................................... (0.3%)  1.0%   0.2%      (0.8%)
                                              ----   ----   ----       ----
                                              36.4%  37.8%  35.3%      36.0%
                                              ====   ====   ====       ====

6. LONG-TERM DEBT AND OTHER

  Long-term debt and other comprises:

                                                 MAY 31,
                                           ---------------------  DECEMBER 31,
                                             1994       1995          1995
   12% Senior Subordinated Discount Notes
    (net of unamortized discount of
    $22,659,000 and $11,180,000
    respectively).........................           $77,341,000  $53,820,000
   Senior Credit Facility.................            10,100,000
   Capital lease obligations (Note 7).....               591,000    1,680,000
   Other.................................. $198,000      110,000      394,000
                                           --------  -----------  -----------
                                            198,000   88,142,000   55,894,000
   Less current portion...................  (11,000)    (322,000)    (570,000)
                                           --------  -----------  -----------
                                           $187,000  $87,820,000  $55,324,000
                                           ========  ===========  ===========

 12% Senior Subordinated Discount Notes

  In August 1994, the Company completed a public offering of 100,000 units, each consisting of $1,000 of 12% Senior Subordinated Discount Notes (the Notes) and six shares of nonvoting Class B common stock. Aggregate proceeds from the offering were $71,294,000, of which $900,000 was allocated to the Class B common stock, based upon the estimated value of the stock, and the remaining $70,394,000 to the Notes. The Notes mature on August 15, 2004. Interest does not accrue on the Notes until August 15, 1997. Commencing on February 15, 1998, cash interest on the Notes will be payable semiannually at a rate of 12% per annum. Prior to February 15, 1998, interest will be paid in kind through amortization of the discount. The discount is amortized using the effective interest rate of 12.39%.

  The Company has certain rights to redeem the Notes at specified percentages in various circumstances as specified in the agreement. Upon a change of control, as defined and other than the change of control discussed in Note 1, the Company is required to offer to repurchase all of the Notes at 101% of the accreted value through August 15, 1997 and at 101% of face value thereafter. Additionally, the Company has the right to redeem the Notes beginning August 15, 1999 at the accreted value plus a defined premium.

  On December 7, 1995, the Company redeemed 35% of the accreted value of the Notes equaling $28,749,000 at a redemption premium of 111% for a total redemption price of $31,912,000. An extraordinary loss on the early extinguishment of debt of $4,258,000, net of income tax effect of $1,703,000, was recorded during the seven months ended December 31, 1995.

                        TOTAL RENAL CARE HOLDINGS, INC.

  The Notes are subordinated to all senior debt and are guaranteed on a senior subordinated basis by certain of the Company's wholly owned subsidiaries (the Guarantor Subsidiaries) subject to certain specified limitations (see Note
16).

  The Notes contain certain restrictive and financial covenants including limitations on additional indebtedness, limitations on payment of dividends other than the dividend discussed in Note 8, and redemption of capital stock, limitations on the sales of assets and capital stock of certain subsidiaries and limitations on the Company's ability to consolidate, merge or transfer assets to another entity. The Company is in compliance with all covenants.

 Senior Credit Facility

  Effective August 11, 1994, the Company's wholly owned subsidiary, Total Renal Care, Inc. (TRC, formerly Medical Ambulatory Care, Inc.), entered into a credit agreement providing for a senior secured revolving credit facility. This credit agreement, as amended and restated on March 15, 1996, provides a $100,000,000 senior secured revolving credit facility (the Senior Credit Facility). Borrowings under the Senior Credit Facility may be used to purchase certain domestic companies engaged in the treatment of end-stage renal disease with up to $10,000,000 available for general corporate and working capital purposes. The Senior Credit Facility expires on February 15, 2002 and may be extended for one year upon prior written notice to and consent of the lenders. The amount available under the Senior Credit Facility will be reduced by $10,000,000, $15,000,000 and $15,000,000 at February 15, 1999, 2000 and 2001,
respectively. Additionally, mandatory prepayments are required under certain circumstances including certain equity and debt issuances or the sale of certain assets.

  Loans under the Senior Credit Facility will bear interest at either (1) the higher of the bank's prime rate or the federal funds rate plus .5% per annum or (2) adjusted LIBOR, as defined, plus an applicable margin, at the Company's option, payable at least quarterly. The applicable margin will vary between
 .625% and 1.5% based on the Company's leverage ratio, as defined. The Senior Credit Facility includes a commitment fee of between .25% and .5% of the unused portion based on the Company's leverage ratio, as defined.

  The Company and TRC's wholly owned subsidiaries have guaranteed TRC's obligations under the Senior Credit Facility on a senior basis and have pledged their assets (including the stock of their subsidiaries) in support of such guarantees. Additionally, the Senior Credit Facility is secured by all of the tangible and intangible assets of TRC and certain subsidiaries.

  The Senior Credit Facility contains certain restrictive and financial covenants including a limitation on the sale of assets, limitations on investments and limitations on the incurrence of additional indebtedness. The Company is in compliance with all covenants.

  Maturities of long-term debt for the years ending December 31 are as follows:

         1996......................................... $   570,000
         1997.........................................     482,000
         1998.........................................     392,000
         1999.........................................     362,000
         2000.........................................     268,000
         Thereafter...................................  65,000,000

                        TOTAL RENAL CARE HOLDINGS, INC.

7. LEASES

  The Company leases the majority of its facilities under noncancelable operating leases expiring in various years through 2006. Certain of these facilities leases are with Tenet (Note 10). Most lease agreements cover periods from five to ten years and contain renewal options of five to ten years at the fair rental value at the time of renewal or at rates subject to consumer price index increases since the inception of the lease. In the normal course of business, operating leases are generally renewed or replaced by other similar leases.

  Future minimum lease payments under noncancelable operating leases for the years ending December 31 are as follows:

         1996......................................... $ 5,175,000
         1997.........................................   4,805,000
         1998.........................................   4,083,000
         1999.........................................   3,532,000
         2000.........................................   2,222,000
         Thereafter...................................   4,330,000
                                                       -----------
         Total minimum lease payments................. $24,147,000
                                                       ===========

  Rental expense under all operating leases for the years ended May 31, 1993, 1994 and 1995 and the seven months ended December 31, 1995 amounted to $2,713,000, $3,016,000, $3,323,000 and $2,644,000, respectively.

  The Company also leases certain equipment under capital lease agreements. Future minimum lease payments under capital leases for the years ending December 31 are as follows:

         1996.......................................... $  499,000
         1997..........................................    437,000
         1998..........................................    402,000
         1999..........................................    392,000
         2000..........................................    278,000
                                                        ----------
                                                         2,008,000
         Less--Portion representing interest...........   (328,000)
                                                        ----------
         Total capital lease obligation, including
          current
          portion of $489,000.......................... $1,680,000
                                                        ==========

  The net book value of fixed assets under capital lease was $1,652,000 at December 31, 1995. Capital lease obligations are included in long-term debt and other.

8. STOCKHOLDERS' EQUITY

 Initial public offering of common stock

  On November 3, 1995, the Company completed an initial public offering of its common stock at an offering price of $15.50 per share. The Company received net proceeds of $98.3 million after the deduction of underwriting discounts and commissions and other expenses. The Company used net proceeds of $31.9 million to redeem 35% of the Notes and $31 million to repay all then outstanding borrowings on the Senior Credit Facility (Note 6). The remainder of the proceeds will be used for general corporate purposes, acquisitions, de novo facility developments and other capital expenditures.

                        TOTAL RENAL CARE HOLDINGS, INC.

 Change in shares and stock split

  In July 1994, the Company's Certificate of Incorporation was amended to increase the number of authorized shares of common stock from 1,000 shares to 35,000,000 shares and to reduce the par value of such stock from $1.00 per share to $.001 per share. Concurrent with this change, the Board of Directors approved a 1,000-for-1 stock split. Shares held by Tenet were the only shares affected by this action. Following the split, Tenet purchased an additional 2,933,334 shares of common stock for $4,400.

  During October 1995 and in anticipation of the initial public offering, the Company's directors redesignated the Class A common stock as "common stock", authorized an increase in the authorized number of shares of common stock to 55,000,000, authorized 5,000,000 new shares of $.001 par value preferred stock, and approved a three-into-two reverse stock split of the Company's Class A and Class B common stock. Additionally, during the seven months ended December 31, 1995, all Class B common stock was converted to common stock. All information in these consolidated financial statements pertaining to shares of common stock and per share amounts have been restated to retroactively reflect the stock splits.

 Debt offering

  In August 1994, the Company completed a public offering of 100,000 units, each consisting of a $1,000 Senior Subordinated Discount Note (see Note 6), and six shares of Class B common stock. The shares became separately transferrable from the Notes in February 1995 and were valued at $1.50 per share which represented the stock's estimated fair value at the date of issuance as determined by the Company.

 Dividends

  Immediately following the public debt offering in August 1994, the Company paid Tenet a dividend totaling $81,652,000. The dividend comprised $75,500,000 in cash and $6,152,000 in the forgiveness of Tenet's intercompany balance due the Company.

 1994 Stock Plan

  In August 1994, the Company established the Total Renal Care Holdings, Inc. 1994 Equity Compensation Plan (the 1994 Stock Plan) which provides for awards of nonqualified stock options to purchase common stock and other rights to purchase shares of common stock to certain employees, directors and facility medical directors of the Company.

  Under terms of the 1994 Stock Plan, options granted generally vest on the ninth anniversary of the date of grant, subject to accelerated vesting in the event the Company meets certain performance criteria.

  Purchase rights to acquire 788,670 Class A common shares for $1.50-$6.00 per share have been awarded to certain employees under the 1994 Stock Plan, the majority of which were granted in connection with the change in control. All such rights were exercised and the Company received notes for the uncollected portion of the purchase proceeds. The notes bear interest at the lesser of the Bank of New York's prime rate or 8%, are full recourse to the employees, and are secured by the employees' stock. The notes are repayable four years from the date of issuance, subject to certain prepayment requirements. At December 31, 1995, the outstanding notes plus accrued interest totaled $378,000.

  During the year ended May 31, 1995, 886,667 of the options issued to purchase common stock were issued to the Company's President. These options originally vested 50% over four years and 50% in the same manner as other options granted under the 1994 Stock Plan.

  In September 1995, the Board of Directors and stockholders agreed to accelerate the Company's President's vesting period and all of the options became 100% vested. Pursuant to this action, the Company's President exercised all of the stock options through issuance of a full recourse note of $1,330,000 bearing interest at the lesser of prime or 8%. Additionally, the Company's President executed a full recourse note for $1,379,000

                        TOTAL RENAL CARE HOLDINGS, INC.

bearing interest at the lesser of prime or 8% per annum to meet his tax liability in connection with the stock option exercise. These notes are secured by other shares of company stock and mature in September 1999 or upon disposition of the common stock by the Company's President.

  Activity with respect to the 1994 Stock Plan is as follows:

                                            SHARES      OPTIONS      EXERCISE
                                          AVAILABLE   OUTSTANDING     PRICE
   Authorization of the plan.............  4,000,000
   Purchase rights granted...............   (761,000)
   Options granted....................... (1,718,334)  1,718,334          $1.50
                                          ----------  ----------
   Balance at May 31, 1995...............  1,520,666   1,718,334          $1.50
   Purchase rights granted...............    (27,670)
   Options granted.......................   (193,343)    193,343   $1.50-$26.88
   Options exercised.....................             (1,046,666)         $1.50
                                          ----------  ----------
   Balance at December 31, 1995..........  1,299,653     865,011   $1.50-$26.88
                                          ==========  ==========

  As of December 31, 1995, 211,113 options were vested under the 1994 Stock
Plan.

 1995 Stock Plan

  In November 1995, the Company established the Total Renal Care Holdings, Inc. 1995 Equity Incentive Plan (1995 Stock Plan) which provides awards of stock options and the issuance of common shares subject to certain restrictions to certain employees, directors and other individuals providing services to the Company. There are 1,000,000 common shares reserved for issuance under the 1995 Stock Plan. No shares or options have been issued as of December 31, 1995.

 Stock Purchase Plan

  In November 1995, the Company established the Total Renal Care Holdings, Inc. Employees Stock Purchase Plan (the Stock Purchase Plan) which entitles each employee to purchase up to $25,000 of common stock during each calendar year. The amounts used to purchase stock are typically accumulated through payroll withholdings. The Stock Purchase Plan allows employees to purchase stock for the lesser of 100% of the fair market value on the first day of the purchase right period or 85% of the fair market value on the last day of the purchase right period. Except for the initial purchase right period which begins on November 3, 1995, the date of completion of the initial public offering, and will end on December 31, 1996, each purchase right period begins on January 1 or July 1, as selected by the employee and ends on December 31. At December 31, 1995, $411,000 in payroll withholdings related to the Stock Purchase Plan was included in accrued employee compensation and benefits.

 Stock issued outside of plans

  In connection with the change in control, the Company awarded its President and Chief Operating Officer purchase rights to acquire 1,113,333 and 133,333 Class A common shares, respectively, at a purchase price of $1.50 per share. These rights were awarded outside of the 1994 Stock Plan in connection with the respective employment agreements. All such rights were exercised and the Company received notes totaling $995,000 for the uncollected portion of the purchase proceeds. The notes bear terms similar to those issued in connection with the 1994 Stock Plan.

 New accounting pronouncement

  In December 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). This pronouncement requires the

                        TOTAL RENAL CARE HOLDINGS, INC.

Company to elect to account for stock-based compensation on a fair value based model or an intrinsic value based model. The intrinsic value based model is currently used by the Company and is the accounting principle prescribed by Accounting Principles Board No. 25, Accounting for Stock Issued to Employees (APB 25). Under this model, compensation cost is the excess, if any, of the quoted market price of the stock at the date of grant or other measurement date over the amount an employee must pay to acquire the stock. The fair value based model prescribed by SFAS 123 would require the Company to value stock-based compensation using an accepted valuation model. Compensation cost would be measured at the grant date based on the value of the award and would be recognized over the service period which is usually the vesting period.

  The Company has elected to continue to apply the provisions of APB 25 to their employee stock-based compensation plans. SFAS 123 requires disclosure in the footnotes of the pro forma impact on net income and earnings per share of the difference between compensation expense using the intrinsic value method and the fair value method. The adoption of SFAS 123 is required for the fiscal year ending December 31, 1996, and will not have an impact on the Company's financial position or results of operations.

9. MANDATORILY REDEEMABLE COMMON STOCK

  Of the shares of common stock issued in connection with the acquisitions (Note 13), 1,215,000 included a put option to require the Company to repurchase the shares in May 2000 at stipulated amounts. The put options expired upon completion of the Company's initial public offering of common stock. As of May 31, 1995, 681,667 of these shares were outstanding and presented as mandatorily redeemable common stock on the consolidated balance sheet. All of these shares were converted into common stock during the seven months ended December 31, 1995.

10. TRANSACTIONS WITH RELATED PARTIES

 Tenet

  Prior to August 1994, the Company maintained an intercompany payable/receivable account with Tenet to fund operating cash requirements or to concentrate excess cash at Tenet for investment purposes. The Company was charged interest on balances payable to Tenet; however, interest was not earned on receivable balances. No interest was incurred during the years ended May 31, 1993, 1994 and 1995 and the seven months ended December 31, 1995.

  The Company was charged an overhead allocation for services rendered on its behalf by Tenet. For the year ended May 31, 1993, Tenet charged the Company $235,000 primarily based on an estimation of services directly provided to the Company and secondarily on a ratio of the Company's gross revenues to total Tenet consolidated gross revenues. For the year ended May 31, 1994, the charge of $1,458,000 was based on a ratio of the Company's operating costs to total Tenet consolidated operating costs through February 28, 1994. There were no overhead costs charged after February 28, 1994. These amounts have been included in general and administrative expenses.

  The Company also provides dialysis services to Tenet hospital patients under agreements with terms of one to three years. The contract terms are comparable to contracts with unrelated third parties. Included in the receivable from Tenet are amounts related to these services of $385,000, $401,000 and $432,000 at May 31, 1994 and 1995 and December 31, 1995, respectively. Net operating revenues received from Tenet for these services were $2,084,000, $2,248,000, $2,130,000 and $1,332,000 for the years ended May 31, 1993, 1994 and 1995 and the seven months ended December 31, 1995, respectively.

  Prior to October 1994, company employees were eligible to participate in the Tenet Retirement Savings Plan, a defined contribution retirement plan, covering substantially all full-time employees, whereby employees' contributions to the plan were matched by the Company up to certain limits. Defined contributions made by the Company for the years ended May 31, 1993, 1994 and 1995 amounted to $376,000, $411,000 and $152,000, respectively.

                        TOTAL RENAL CARE HOLDINGS, INC.

  Prior to December 1994, the Company was insured for employee health coverage and a substantial portion of workers' compensation through self-insurance programs administered by Tenet. Additionally, all professional and general liability risks were insured by a wholly owned subsidiary of Tenet. The Company has no liability for employee health coverage claims incurred prior to December 31, 1994 or workers' compensation claims prior to August 11, 1994. Insurance expense under these programs amounted to $2,263,000, $2,962,000 and $1,409,000 for years ended May 31, 1993, 1994 and 1995, respectively.

 DLJMB

  An affiliate of DLJMB was the underwriter for the initial public offering of common stock, the public debt offering of units comprising Senior Subordinated Discount Notes and Class B common stock and DLJMB participated in the change in control transaction in which DLJMB and certain employees acquired 74% of the Company. Fees for these transactions were $7,245,000, $2,496,000 and $1,160,000, respectively.

11. EMPLOYEE BENEFIT PLAN

  The Company has a savings plan (the Plan) for substantially all employees, which has been established pursuant to the provisions of Section 401(k) of the Internal Revenue Code (IRC). The Plan provides for employees to contribute from 1% to 15% of their base annual salaries on a tax-deferred basis not to exceed IRC limitations. The Company, in its sole discretion, may make a contribution under the Plan each fiscal year as determined by the Board of Directors. This contribution will be allocated for the year ended May 31, 1995 to each participant not eligible for participation in the 1994 Stock Plan (Note 8) in proportion to the compensation paid during the year and the length of employment for each of the participants. For the year ended May 31, 1995 and the seven months ended December 31, 1995, the Company accrued contributions under the Plan in the amount of $224,000 and $268,000, respectively.

12. CONTINGENCIES

  The Company is subject to various claims and lawsuits in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

13. ACQUISITIONS

  Beginning in August 1994, the Company implemented an acquisition strategy which resulted in the acquisition of twenty-six facilities providing services to ESRD patients, three programs providing acute hospital in-patient dialysis services and one laboratory. In addition, during this period the Company developed six de novo facilities and entered into a management contract covering an additional facility.

  The following is a summary of acquisitions activity:

                                                                   SEVEN MONTHS
                                                       YEAR ENDED     ENDED
                                                         MAY 31,   DECEMBER 31,
                                                          1995         1995
   Number of facilities...............................          18          12
   Number of common shares issued.....................     297,464     742,820
   Numbers of mandatorily redeemable shares issued....     681,667
   Number of common stock options issued..............                  40,000
   Estimated fair value of common shares issued....... $   446,000 $ 5,284,000
   Estimated fair value of mandatorily redeemable
    shares issued.....................................   3,990,000
   Estimated fair value of common stock options
    issued............................................                  51,000
   Payable to former owners of acquired facility......               1,243,000
   Cash paid..........................................  23,007,000  28,303,000
                                                       ----------- -----------
   Aggregate purchase price........................... $27,443,000 $34,881,000
                                                       =========== ===========

                        TOTAL RENAL CARE HOLDINGS, INC.

  All of the acquisitions were accounted for as purchases and, accordingly, the assets and liabilities of the acquired entities were recorded at their estimated fair market values at the dates of acquisition. These initial allocations resulted in other intangible assets of approximately $4,807,000 and $8,063,000 and goodwill of approximately $18,782,000 and $24,700,000 during the year ended May 31, 1995 and the seven months ended December 31, 1995, respectively. The results of operations of the facilities and laboratory have been included in the Company's financial statements from their respective acquisition dates.

  The Company committed to issue 35,000 shares of common stock and $263,000 of cash in connection with an acquisition that closed during December 1995. The shares were not issued until February 1996 and, accordingly, are not reported as outstanding at December 31, 1995. A liability of $1,243,000 for these shares and cash is reflected in other liabilities at December 31, 1995.

  The following summary, prepared on a pro forma basis, combines the results of operations as if the acquisitions had been consummated as of the beginning of each of the periods presented, after including the impact of certain adjustments such as amortization of intangibles, interest expense on acquisition financing and income tax effects.

  Pro forma net income per share also gives effect to the August 11, 1994 recapitalization transaction as if it had occurred on June 1, 1994 as further described in Note 1:

                                                                   SEVEN MONTHS
                                                       YEAR ENDED     ENDED
                                                        MAY 31,    DECEMBER 31,
                                                          1995         1995
                                                             (UNAUDITED)
   Net revenues...................................... $120,503,000 $96,552,000
   Net income before extraordinary items.............    4,685,000   5,624,000
   Pro forma net income per share before
    extraordinary items..............................         0.29        0.31

  The unaudited pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been completed prior to the beginning of the periods presented. In addition, they are not intended to be a projection of future results and do not reflect any of the synergies, additional revenue-generating services or direct facility operating expense reduction that might be achieved from combined operations.

  During the period from January 1 to March 15, 1996, the Company entered into five agreements to acquire additional facilities which have either been consummated or which are expected to close imminently. The aggregate purchase price is $71,100,000. The composition of the final purchase price is expected to be cash and proceeds from the Senior Credit Facility, however, a portion of the purchase price may consist of issuance of the Company's common stock.

                        TOTAL RENAL CARE HOLDINGS, INC.

14. SUPPLEMENTAL CASH FLOW INFORMATION

  The table below provides supplemental cash flow information:

                                                                    SEVEN MONTHS
                                          YEAR ENDED MAY 31,           ENDED
                                   -------------------------------- DECEMBER 31,
                                      1993       1994       1995        1995
   Cash paid for:
    Income taxes.................  $4,175,000 $4,821,000 $4,112,000  $  957,000
    Interest.....................     143,000     32,000    256,000   1,063,000
   Noncash investing and
    financing activities:
    Notes receivable for issuance
     of common stock.............                         1,508,000   1,330,000
    Dividend of Tenet
     intercompany receivable.....                         6,152,000
    Estimated value of stock and
     options issued in
     acquisitions................                         4,436,000   5,335,000
    Fixed assets acquired under
     capital lease obligations...                                     1,483,000
    Contribution to partnerships.                                     1,111,000

  The Company has implemented a growth strategy which includes acquisitions. In conjunction with these acquisitions, the purchase price consisted of the following:

                                                                   SEVEN MONTHS
                                                      YEAR ENDED      ENDED
                                                       MAY 31,     DECEMBER 31,
                                                         1995          1995
   Fair value of assets acquired...................  $ 30,434,000  $ 39,561,000
   Cash paid.......................................   (23,007,000)  (28,303,000)
   Estimated value of common stock issued..........      (446,000)   (5,284,000)
   Estimated value of mandatorily redeemable common
    stock issued...................................    (3,990,000)
   Estimated value of common stock options issued..                     (51,000)
   Payable to former owners of acquired facilities.                  (1,243,000)
                                                     ------------  ------------
   Liabilities assumed.............................  $  2,991,000  $  4,680,000
                                                     ============  ============

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

  Summary unaudited quarterly financial data has been restated from the Company's filings on Form 10-Q to reflect the calendar quarters due to the change in fiscal year-end and is summarized as follows (in thousands, except per share amounts):

                                  MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31,
                                    1995      1995       1995          1995
   Net operating revenues........  $25,469  $30,732     $37,415      $41,335
   Operating income..............    4,286    6,356       7,776        8,356
   Income before extraordinary
    item.........................    1,001    1,898       2,485        3,285
   Net income (see Note 6).......    1,001    1,898       2,485          730
   Income before extraordinary
    item per share...............     0.07     0.12        0.16         0.16
   Net income per share..........     0.07     0.12        0.16         0.04

                        TOTAL RENAL CARE HOLDINGS, INC.

16. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

  The following is summarized condensed consolidating financial information for the Company, segregating Guarantor Subsidiaries (Note 6) and Non-Guarantor Subsidiaries. In August 1994, five additional subsidiaries were included as Guarantor Subsidiaries under the revolving credit facility. The accompanying financial information in the "Guarantor Subsidiaries" column are those subsidiaries which were guarantors for that period. The guarantor subsidiaries are wholly-owned subsidiaries of the Company and guarantees are full, unconditional, and joint and several. Separate financial statements of the guarantor subsidiaries are not presented because management believes that these financial statements would not be material to investors.

BALANCE SHEETS

                                                      MAY 31, 1994
                          ------------------------------------------------------------------------
                              TOTAL
                            RENAL CARE    GUARANTOR   NON-GUARANTOR CONSOLIDATING     CONSOLIDATED
                          HOLDINGS, INC. SUBSIDIARIES SUBSIDIARIES   ADJUSTMENTS         TOTAL
Current assets
 Accounts receivable....                 $ 6,558,000   $ 6,980,000                    $13,538,000
 Receivable from NME....                   9,427,000                                    9,427,000
 Other current assets...                   1,152,000     2,983,000                      4,135,000
                                         -----------   -----------                    -----------
   Total current assets.                  17,137,000     9,963,000                     27,100,000
Property and equipment,
 net....................                   8,681,000     5,447,000                     14,128,000
Investments in
 subsidiaries...........   $34,733,000    26,889,000                $(61,622,000)(a)
Advances to parent......                                18,603,000   (18,603,000)(b)
Other assets, net.......                   1,723,000       670,000                      2,393,000
                           -----------   -----------   -----------  ------------      -----------
                           $34,733,000   $54,430,000   $34,683,000  $(80,225,000)     $43,621,000
                           ===========   ===========   ===========  ============      ===========
Current liabilities.....                 $   483,000   $ 6,553,000                    $ 7,036,000
Payable to subsidiaries.                  18,603,000                $(18,603,000)(b)
Long-term obligations...                     611,000       187,000                        798,000
Minority interests......                                               1,054,000 (a)    1,054,000
Stockholders' equity....   $34,733,000    34,733,000    27,943,000   (62,676,000)(a)   34,733,000
                           -----------   -----------   -----------  ------------      -----------
                           $34,733,000   $54,430,000   $34,683,000  $(80,225,000)     $43,621,000
                           ===========   ===========   ===========  ============      ===========

                                                      MAY 31, 1995
                          ------------------------------------------------------------------------
                              TOTAL
                            RENAL CARE    GUARANTOR   NON-GUARANTOR CONSOLIDATING     CONSOLIDATED
                          HOLDINGS, INC. SUBSIDIARIES SUBSIDIARIES   ADJUSTMENTS         TOTAL
Current assets
 Accounts receivable....   $    291,000  $19,660,000   $3,701,000                     $ 23,652,000
 Receivable from Tenet..                     401,000                                       401,000
 Other current assets...         89,000    3,844,000    1,820,000                        5,753,000
                           ------------  -----------   ----------                     ------------
   Total current assets.        380,000   23,905,000    5,521,000                       29,806,000
Property and equipment,
 net....................        326,000   14,999,000    2,726,000                       18,051,000
Investments in
 subsidiaries...........     35,970,000    1,512,000                $(37,482,000)(a)
Advance to subsidiaries.     10,815,000                              (10,815,000)(b)
Other assets, net.......      3,287,000   26,188,000      226,000                       29,701,000
                           ------------  -----------   ----------   ------------      ------------
                           $ 50,778,000  $66,604,000   $8,473,000   $(48,297,000)     $ 77,558,000
                           ============  ===========   ==========   ============      ============
Current liabilities.....   $    326,000  $12,321,000   $2,188,000                     $ 14,835,000
Payable to parent.......                   7,316,000    3,499,000   $(10,815,000)(b)
Long-term obligations...     77,341,000   10,997,000                                    88,338,000
Minority interests......                                               1,274,000 (a)     1,274,000
Mandatorily redeemable
 common stock...........      3,990,000                                                  3,990,000
Stockholders' equity
 (deficit)..............    (30,879,000)  35,970,000    2,786,000    (38,756,000)(a)   (30,879,000)
                           ------------  -----------   ----------   ------------      ------------
                           $ 50,778,000  $66,604,000   $8,473,000   $(48,297,000)     $ 77,558,000
                           ============  ===========   ==========   ============      ============

                        TOTAL RENAL CARE HOLDINGS, INC.

                                                  DECEMBER 31, 1995
                         ------------------------------------------------------------------------
                             TOTAL
                           RENAL CARE    GUARANTOR   NON-GUARANTOR CONSOLIDATING     CONSOLIDATED
                         HOLDINGS, INC. SUBSIDIARIES SUBSIDIARIES   ADJUSTMENTS         TOTAL
Current assets
 Accounts receivable....  $    212,000  $ 33,974,000  $ 5,828,000                    $ 40,014,000
 Receivable from Tenet..                     432,000                                      432,000
 Other current assets...    30,235,000     2,587,000    2,226,000                      35,048,000
                          ------------  ------------  -----------                    ------------
   Total current assets.    30,447,000    36,993,000    8,054,000                      75,494,000
Property and equipment,
 net....................       625,000    19,882,000    4,998,000                      25,505,000
Deposits and other......         5,000       868,000       12,000                         885,000
Investments in
 subsidiaries...........    43,151,000     3,429,000               $ (46,580,000)(a)
Advances to
 subsidiaries...........    59,429,000                               (59,429,000)(b)
Other assets, net.......     3,486,000    56,809,000    1,819,000                      62,114,000
                          ------------  ------------  -----------  -------------     ------------
                          $137,143,000  $117,981,000  $14,883,000  $(106,009,000)    $163,998,000
                          ============  ============  ===========  =============     ============
Current liabilities.....  $    519,000  $ 16,848,000  $ 3,436,000                    $ 20,803,000
Payable to parent.......                  54,886,000    4,543,000  $ (59,429,000)(b)
Long-term obligations...    53,820,000     3,096,000      132,000                      57,048,000
Minority interests......                                               3,343,000 (a)    3,343,000
Stockholders' equity....    82,804,000    43,151,000    6,772,000    (49,923,000)(a)   82,804,000
                          ------------  ------------  -----------  -------------     ------------
                          $137,143,000  $117,981,000  $14,883,000  $(106,009,000)    $163,998,000
                          ============  ============  ===========  =============     ============
                                              JUNE 30, 1996 (UNAUDITED)
                         ------------------------------------------------------------------------
                             TOTAL
                           RENAL CARE    GUARANTOR   NON-GUARANTOR CONSOLIDATING     CONSOLIDATED
                         HOLDINGS, INC. SUBSIDIARIES SUBSIDIARIES   ADJUSTMENTS         TOTAL
Current assets
 Accounts receivable....  $    744,000  $ 72,565,000  $ 9,066,000                    $ 82,375,000
 Receivable from Tenet..                     390,000                                      390,000
 Other current assets...    37,769,000     7,474,000    3,411,000                      48,654,000
                          ------------  ------------  -----------                    ------------
   Total current assets.    38,513,000    80,429,000   12,477,000                     131,419,000
Property and equipment,
 net....................       870,000    35,788,000    7,798,000                      44,456,000
Deposits and other......         5,000       862,000       20,000                         887,000
Investments in
 subsidiaries...........    51,485,000     4,992,000               $ (56,477,000)(a)
Advances to
 subsidiaries...........   166,514,000                              (166,514,000)(b)
Other assets, net.......     4,067,000   108,239,000    1,978,000                     114,284,000
                          ------------  ------------  -----------  -------------     ------------
                          $261,454,000  $230,310,000  $22,273,000  $(222,991,000)    $291,046,000
                          ============  ============  ===========  =============     ============
Current liabilities.....  $    891,000  $ 15,595,000  $ 6,880,000                    $ 23,366,000
Payable to parent.......                 160,944,000     5,570,00  $(166,514,000)(b)
Long-term obligations...    57,048,000     1,763,000      290,000                      59,101,000
Deferred income tax.....                     523,000                                      523,000
Minority interests......                                               4,541,000 (a)    4,541,000
Stockholders' equity....   203,515,000    51,485,000    9,533,000    (61,018,000)(a)  203,515,000
                          ------------  ------------  -----------  -------------     ------------
                          $261,454,000  $230,310,000  $22,273,000  $(222,991,000)    $291,046,000
                          ============  ============  ===========  =============     ============

                        TOTAL RENAL CARE HOLDINGS, INC.

STATEMENTS OF INCOME

                                               YEAR ENDED MAY 31, 1993
                         -----------------------------------------------------------------------
                             TOTAL
                           RENAL CARE    GUARANTOR   NON-GUARANTOR CONSOLIDATING    CONSOLIDATED
                         HOLDINGS, INC. SUBSIDIARIES SUBSIDIARIES   ADJUSTMENTS        TOTAL
Net operating revenues..     $  --      $39,604,000   $31,972,000                   $71,576,000
Operating expenses......                 33,791,000    26,425,000                    60,216,000
                             -----      -----------   -----------                   -----------
   Operating income.....        --        5,813,000     5,547,000                    11,360,000
Interest expense........                                    9,000                         9,000
Income taxes............                  2,141,000     1,988,000                     4,129,000
Equity in earnings of
 subsidiaries...........                  2,775,000                 $(2,775,000)(a)
Minority interests......                                               (775,000)(b)     775,000
                             -----      -----------   -----------   -----------     -----------
   Net income...........     $  --      $ 6,447,000   $ 3,550,000   $(3,550,000)    $ 6,447,000
                             =====      ===========   ===========   ===========     ===========

                                               YEAR ENDED MAY 31, 1994
                         ------------------------------------------------------------------------
                             TOTAL
                           RENAL CARE    GUARANTOR   NON-GUARANTOR CONSOLIDATING     CONSOLIDATED
                         HOLDINGS, INC. SUBSIDIARIES SUBSIDIARIES   ADJUSTMENTS         TOTAL
Net operating revenues..                $43,707,000   $36,763,000                    $80,470,000
Operating expenses......                 39,850,000    29,737,000                     69,587,000
                                        -----------   -----------                    -----------
   Operating income.....                  3,857,000     7,026,000                     10,883,000
Interest expense........                                   13,000                         13,000
Income taxes............                  1,632,000     2,474,000                      4,106,000
Equity in earnings of
 subsidiaries...........   $5,718,000     3,493,000                $ (9,211,000)(a)
Minority interests......                                             (1,046,000)(b)    1,046,000
                           ----------   -----------   -----------  ------------      -----------
   Net income...........   $5,718,000   $ 5,718,000   $ 4,539,000  $(10,257,000)     $ 5,718,000
                           ==========   ===========   ===========  ============      ===========

                                               YEAR ENDED MAY 31, 1995
                         ------------------------------------------------------------------------
                             TOTAL
                           RENAL CARE    GUARANTOR   NON-GUARANTOR CONSOLIDATING     CONSOLIDATED
                         HOLDINGS, INC. SUBSIDIARIES SUBSIDIARIES   ADJUSTMENTS         TOTAL
Net operating revenues..  $   453,000   $76,894,000   $21,621,000                    $98,968,000
Operating expenses......   (2,270,000)   67,537,000    16,542,000                     81,809,000
                          -----------   -----------   -----------                    -----------
   Operating income.....    2,723,000     9,357,000     5,079,000                     17,159,000
Interest expense........    6,947,000       255,000         1,000                      7,203,000
Income taxes............   (1,687,000)    3,740,000     1,458,000                      3,511,000
Equity in earnings of
 subsidiaries...........    7,389,000     2,027,000                $ (9,416,000)(a)
Minority interests......                                             (1,593,000)(b)    1,593,000
                          -----------   -----------   -----------  ------------      -----------
   Net income...........  $ 4,852,000   $ 7,389,000   $ 3,620,000  $(11,009,000)     $ 4,852,000
                          ===========   ===========   ===========  ============      ===========

                                         SEVEN MONTHS ENDED DECEMBER 31, 1995
                         ------------------------------------------------------------------------
                             TOTAL
                           RENAL CARE    GUARANTOR   NON-GUARANTOR CONSOLIDATING     CONSOLIDATED
                         HOLDINGS, INC. SUBSIDIARIES SUBSIDIARIES   ADJUSTMENTS         TOTAL
Net operating revenues..  $   612,000   $67,815,000   $21,284,000                    $89,711,000
Operating expenses......   (2,823,000)   58,313,000    15,755,000                     71,245,000
                          -----------   -----------   -----------                    -----------
   Operating income.....    3,435,000     9,502,000     5,529,000                     18,466,000
Interest expense........    4,623,000       992,000       (31,000)                     5,584,000
Income taxes............     (475,000)    3,532,000     1,574,000                      4,631,000
Equity in earnings of
 subsidiaries...........    7,180,000     2,202,000                $ (9,382,000)(a)
Minority interests......                                             (1,784,000)(b)    1,784,000
                          -----------   -----------   -----------  ------------      -----------
Income before
 extraordinary item.....    6,467,000     7,180,000     3,986,000   (11,166,000)       6,467,000
Extraordinary item......    2,555,000                                                  2,555,000
                          -----------   -----------   -----------  ------------      -----------
   Net income...........  $ 3,912,000   $ 7,180,000   $ 3,986,000  $(11,166,000)     $ 3,912,000
                          ===========   ===========   ===========  ============      ===========

                        TOTAL RENAL CARE HOLDINGS, INC.

(Table continued from previous page)

                                      SIX MONTHS ENDED JUNE 30, 1995 (UNAUDITED)
                         -----------------------------------------------------------------------
                             TOTAL
                           RENAL CARE    GUARANTOR   NON-GUARANTOR CONSOLIDATING    CONSOLIDATED
                         HOLDINGS, INC. SUBSIDIARIES SUBSIDIARIES   ADJUSTMENTS        TOTAL
Net operating revenues..  $   429,000   $43,646,000   $12,018,000                   $56,093,000
Operating expenses......   (2,827,000)   39,433,000     8,953,000                    45,559,000
                          -----------   -----------   -----------                   -----------
   Operating income.....    3,256,000     4,213,000     3,065,000                    10,534,000
Interest expense, net...    4,328,000       247,000       (28,000)                    4,547,000
Income taxes............     (428,000)    1,630,000       876,000                     2,078,000
Equity in income of
 subsidiaries...........    3,543,000     1,207,000                 $(4,750,000)(a)
Minority interests......                                             (1,010,000)(b)   1,010,000
                          -----------   -----------   -----------   -----------     -----------
   Net income...........  $ 2,899,000   $ 3,543,000   $ 2,217,000   $(5,760,000)    $ 2,899,000
                          ===========   ===========   ===========   ===========     ===========

                                      SIX MONTHS ENDED JUNE 30, 1996 (UNAUDITED)
                         ------------------------------------------------------------------------
                             TOTAL
                           RENAL CARE    GUARANTOR   NON-GUARANTOR CONSOLIDATING     CONSOLIDATED
                         HOLDINGS, INC. SUBSIDIARIES SUBSIDIARIES   ADJUSTMENTS         TOTAL
Net operating revenues..  $   780,000   $92,017,000   $22,023,000                    $114,820,000
Operating expenses......   (4,096,000)   79,901,000    17,908,000                      93,713,000
                          -----------   -----------   -----------                    ------------
   Operating income.....    4,876,000    12,116,000     4,115,000                      21,107,000
Interest expense, net...    2,081,000       126,000       330,000                       2,537,000
Income taxes............    1,127,000     5,000,000     1,024,000                       7,151,000
Equity in income of
 subsidiaries...........    8,334,000     1,344,000                $ (9,678,000)(a)
Minority interests......                                             (1,417,000)(b)     1,417,000
                          -----------   -----------   -----------  ------------      ------------
   Net income...........  $10,002,000   $ 8,334,000   $ 2,761,000  $(11,095,000)     $ 10,002,000
                          ===========   ===========   ===========  ============      ============

                        TOTAL RENAL CARE HOLDINGS, INC.

STATEMENTS OF CASH FLOWS

                                               YEAR ENDED MAY 31, 1993
                         ------------------------------------------------------------------------
                             TOTAL
                           RENAL CARE    GUARANTOR    NON-GUARANTOR CONSOLIDATING    CONSOLIDATED
                         HOLDINGS, INC. SUBSIDIARIES  SUBSIDIARIES   ADJUSTMENTS        TOTAL
CASH FLOWS PROVIDED BY
 OPERATING ACTIVITIES
 Net income............      $  --      $ 6,447,000    $ 3,550,000   $(3,550,000)(a) $ 6,447,000
 Adjustments to net
  income:
  Depreciation and
   amortization........                   1,813,000      1,621,000                     3,434,000
  Provision for
   doubtful accounts...                   1,310,000        740,000                     2,050,000
  Equity in earnings of
   subsidiaries........                  (2,775,000)                   2,775,000 (a)
  Other items..........                  (3,770,000)      (866,000)      775,000 (a)  (4,328,000)
                                                                        (467,000)(b)
                             ------     -----------    -----------   -----------     -----------
   Net cash provided by
    operating
    activities.........         --        3,025,000      5,045,000      (467,000)      7,603,000
                             ------     -----------    -----------   -----------     -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES
 Purchases of property
  and equipment........                  (3,213,000)      (927,000)                   (4,140,000)
 Other items...........                       5,000        541,000                       546,000
                             ------     -----------    -----------   -----------     -----------
   Net cash used in
    investing
    activities.........         --       (3,208,000)      (386,000)          --       (3,594,000)
                             ------     -----------    -----------   -----------     -----------
CASH FLOWS FROM
 FINANCING ACTIVITIES
 Advances to Tenet.....                  (4,330,000)                                  (4,330,000)
 Advances to parent....                                 (4,048,000)    4,048,000 (c)
 Payable to
  subsidiaries.........                   4,048,000                   (4,048,000)(c)
 Other items...........                                   (649,000)                     (649,000)
                             ------     -----------    -----------   -----------     -----------
   Net cash used in
    financing
    activities.........         --         (282,000)    (4,697,000)          --       (4,979,000)
                             ------     -----------    -----------   -----------     -----------
Net decrease in cash...                    (465,000)       (38,000)     (467,000)       (970,000)
Cash at beginning of
 year..................                     465,000        718,000                     1,183,000
                             ------     -----------    -----------   -----------     -----------
Cash at end of year....      $  --      $       --     $   680,000   $  (467,000)(b) $   213,000
                             ======     ===========    ===========   ===========     ===========

                        TOTAL RENAL CARE HOLDINGS, INC.

(Table continued from previous page)

                                               YEAR ENDED MAY 31, 1994
                         -------------------------------------------------------------------------
                             TOTAL
                           RENAL CARE    GUARANTOR    NON-GUARANTOR CONSOLIDATING     CONSOLIDATED
                         HOLDINGS, INC. SUBSIDIARIES  SUBSIDIARIES   ADJUSTMENTS         TOTAL
CASH FLOWS PROVIDED BY
 OPERATING ACTIVITIES
 Net income............   $ 5,718,000   $ 5,718,000    $ 4,539,000  $(10,257,000)(a)  $ 5,718,000
 Adjustments to net
  income:
  Depreciation and
   amortization........                   2,076,000      1,676,000                      3,752,000
  Provision for
   doubtful accounts...                   1,302,000        248,000                      1,550,000
  Equity in earnings of
   subsidiaries........    (5,718,000)   (3,493,000)                   9,211,000 (a)
  Other items..........                  (1,534,000)     1,413,000     1,046,000 (a)    1,042,000
                                                                         467,000 (b)
                                                                        (350,000)(b)
                          -----------   -----------    -----------  ------------      -----------
   Net cash provided by
    operating
    activities.........           --      4,069,000      7,876,000       117,000       12,062,000
                          -----------   -----------    -----------  ------------      -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES
 Purchases of property
  and equipment........                  (2,877,000)    (1,503,000)                    (4,380,000)
 Other items...........                    (114,000)       130,000                         16,000
                          -----------   -----------    -----------  ------------      -----------
   Net cash used in
    investing
    activities.........           --     (2,991,000)    (1,373,000)          --        (4,364,000)
                          -----------   -----------    -----------  ------------      -----------
CASH FLOWS FROM
 FINANCING ACTIVITIES
 Advances to Tenet.....                  (5,604,000)                                   (5,604,000)
 Advances to parent....                                 (4,526,000)    4,526,000 (c)
 Advances from
  subsidiaries.........                   4,526,000                   (4,526,000)(c)
 Other items...........                                   (858,000)                      (858,000)
                          -----------   -----------    -----------  ------------      -----------
   Net cash used in
    financing
    activities.........           --     (1,078,000)    (5,384,000)          --        (6,462,000)
                          -----------   -----------    -----------  ------------      -----------
Net increase in cash...                                  1,119,000       117,000        1,236,000
Cash at beginning of
 year..................                                    680,000      (467,000)(b)      213,000
                          -----------   -----------    -----------  ------------      -----------
Cash at end of year....   $       --    $       --     $ 1,799,000  $   (350,000)(b)  $ 1,449,000
                          ===========   ===========    ===========  ============      ===========

                        TOTAL RENAL CARE HOLDINGS, INC.

(Table continued from previous page)

                                               YEAR ENDED MAY 31, 1995
                         -------------------------------------------------------------------------
                             TOTAL
                           RENAL CARE    GUARANTOR    NON-GUARANTOR CONSOLIDATING     CONSOLIDATED
                         HOLDINGS, INC. SUBSIDIARIES  SUBSIDIARIES   ADJUSTMENTS         TOTAL
CASH FLOWS PROVIDED BY
 OPERATING ACTIVITIES
 Net income............   $  4,852,000  $  7,389,000   $ 3,620,000  $(11,009,000)     $  4,852,000
 Adjustments to net
  income:
  Depreciation and
   amortization........        289,000     3,517,000       934,000                       4,740,000
  Provision for
   doubtful accounts...                    2,089,000       282,000                       2,371,000
  Equity in earnings of
   subsidiaries........     (7,389,000)   (2,027,000)                  9,416,000 (a)
  Noncash interest.....      6,947,000                                                   6,947,000
  Other items..........        (57,000)   (3,221,000)   (2,156,000)    1,593,000        (3,841,000)
                          ------------  ------------   -----------  ------------      ------------
   Net cash provided by
    operating
    activities.........      4,642,000     7,747,000     2,680,000           --         15,069,000
                          ------------  ------------   -----------  ------------      ------------
CASH FLOWS FROM
 INVESTING ACTIVITIES
 Purchases of property
  and equipment........       (337,000)   (3,109,000)     (389,000)                     (3,835,000)
 Cash paid for
  acquisitions.........                  (22,476,000)                                  (22,476,000)
 Other items...........         (7,000)     (292,000)        3,000                        (296,000)
                          ------------  ------------   -----------  ------------      ------------
   Net cash used in
    investing
    activities.........       (344,000)  (25,877,000)     (386,000)          --        (26,607,000)
                          ------------  ------------   -----------  ------------      ------------
CASH FLOWS FROM
 FINANCING ACTIVITIES
 Advances from Tenet...                    2,874,000                                     2,874,000
 Intercompany advances.     (6,379,000)    2,880,000     3,499,000
 Net proceeds from debt
  offering.............     66,841,000                                                  66,841,000
 Net proceeds from bank
  credit facility......                    9,253,000                                     9,253,000
 Net proceeds from
  issuance of common
  stock................     10,742,000                                                  10,742,000
 Cash dividends to
  Tenet................    (75,500,000)                                                (75,500,000)
 Non-guarantor
  distributions........                    4,359,000    (6,067,000)                     (1,708,000)
 Principal payments on
  long-term
  obligations..........                     (351,000)      (16,000)                       (367,000)
                          ------------  ------------   -----------  ------------      ------------
   Net cash (used in)
    provided by
    financing
    activities.........     (4,296,000)   19,015,000    (2,584,000)          --         12,135,000
                          ------------  ------------   -----------  ------------      ------------
Net increase (decrease)
 in cash...............          2,000       885,000      (290,000)                        597,000
Cash at beginning of
 year..................                     (312,000)    1,761,000                       1,449,000
                          ------------  ------------   -----------  ------------      ------------
Cash at end of year....   $      2,000  $    573,000   $ 1,471,000  $        --       $  2,046,000
                          ============  ============   ===========  ============      ============

                        TOTAL RENAL CARE HOLDINGS, INC.

(Table continued from previous page)

                                         SEVEN MONTHS ENDED DECEMBER 31, 1995
                         ----------------------------------------------------------------------
                             TOTAL
                           RENAL CARE    GUARANTOR    NON-GUARANTOR CONSOLIDATING  CONSOLIDATED
                         HOLDINGS, INC. SUBSIDIARIES  SUBSIDIARIES   ADJUSTMENTS      TOTAL
CASH FLOWS PROVIDED BY
 (USED IN) OPERATING
 ACTIVITIES
 Net income............   $ 3,912,000   $ 7,180,000    $3,986,000   $(11,166,000)  $ 3,912,000
 Adjustments to net
  income:
  Depreciation and
   amortization........       236,000     3,653,000       494,000                    4,383,000
  Extraordinary item...     4,258,000                                                4,258,000
  Provision for
   doubtful accounts...                   1,301,000       510,000                    1,811,000
  Equity in earnings of
   subsidiaries........    (7,180,000)   (2,202,000)                   9,382,000
  Noncash interest.....     5,228,000                                                5,228,000
  Other items..........      (125,000)  (13,568,000)   (1,406,000)     1,784,000   (13,315,000)
                          -----------   -----------    ----------   ------------   -----------
   Net cash provided by
    (used in) operating
    activities.........     6,329,000    (3,636,000)    3,584,000            --      6,277,000
                          -----------   -----------    ----------   ------------   -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES
 Purchase of property
  and equipment........      (366,000)   (1,811,000)   (1,571,000)                  (3,748,000)
 Cash paid for
  acquisitions.........                 (28,303,000)                               (28,303,000)
 Issuance of long-term
  note receivable......    (1,379,000)                                              (1,379,000)
 Investment in
  affiliate............                    (972,000)                                  (972,000)
 Other items...........       (76,000)     (852,000)      200,000                     (728,000)
                          -----------   -----------    ----------   ------------   -----------
   Net cash used in
    investing
    activities.........    (1,821,000)  (31,938,000)   (1,371,000)           --    (35,130,000)
                          -----------   -----------    ----------   ------------   -----------
CASH FLOWS FROM
 FINANCING ACTIVITIES
 Intercompany advances.   (43,390,000)   42,346,000     1,044,000
 Cash paid to retire
  debt.................   (31,912,000)                                             (31,912,000)
 Payment of bank credit
  facility, net........                 (10,284,000)                               (10,284,000)
 Net proceeds from
  issuance of common
  stock................    98,941,000                                               98,941,000
 Income tax benefit
  related to stock
  options exercised....     1,792,000                                                1,792,000
 Distributions to
  minority interest....                   2,100,000    (3,202,000)                  (1,102,000)
 Cash received on notes
  receivable from
  shareholders.........       175,000                                                  175,000
 Other items...........                    (843,000)      221,000                     (622,000)
                          -----------   -----------    ----------   ------------   -----------
   Net cash provided by
    (used in) financing
    activities.........    25,606,000    33,319,000    (1,937,000)           --     56,988,000
                          -----------   -----------    ----------   ------------   -----------
Net increase (decrease)
 in cash...............    30,114,000    (2,255,000)      276,000                   28,135,000
Cash at beginning of
 year..................         2,000       573,000     1,471,000                    2,046,000
                          -----------   -----------    ----------   ------------   -----------
Cash at end of year....   $30,116,000   $(1,682,000)   $1,747,000   $        --    $30,181,000
                          ===========   ===========    ==========   ============   ===========

                        TOTAL RENAL CARE HOLDINGS, INC.

(Table continued from previous page)

                                      SIX MONTHS ENDED JUNE 30, 1995 (UNAUDITED)
                         ------------------------------------------------------------------------
                             TOTAL
                           RENAL CARE    GUARANTOR    NON-GUARANTOR CONSOLIDATING    CONSOLIDATED
                         HOLDINGS, INC. SUBSIDIARIES  SUBSIDIARIES   ADJUSTMENTS        TOTAL
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net income............   $ 2,899,000   $  3,543,000   $ 2,217,000   $(5,760,000)(a) $  2,899,000
 Adjustments to net
  income:
  Depreciation and
   amortization........       178,000      2,079,000       416,000                      2,673,000
  Noncash interest.....     4,420,000                                                   4,420,000
  Provision for
   doubtful accounts...                    1,249,000        17,000                      1,266,000
  Equity in earnings of
   subsidiaries........    (3,543,000)    (1,207,000)                  4,750,000 (a)
  Other................       119,000     (5,320,000)     (916,000)    1,010,000 (a)   (5,107,000)
                          -----------   ------------   -----------   -----------     ------------
   Net cash provided by
    operating
    activities.........     4,073,000        344,000     1,734,000           --         6,151,000
                          -----------   ------------   -----------   -----------     ------------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Purchases of property
  and equipment........      (219,000)    (1,887,000)   (1,630,000)                    (3,736,000)
 Cash paid for
  acquisitions, net of
  cash acquired........                  (16,753,000)                                 (16,753,000)
 Additions to
  intangible assets....       (54,000)      (307,000)       (2,000)                      (363,000)
 Other.................                      289,000       247,000                        536,000
                          -----------   ------------   -----------   -----------     ------------
   Net cash used in
    investing
    activities.........      (273,000)   (18,658,000)   (1,385,000)          --       (20,316,000)
                          -----------   ------------   -----------   -----------     ------------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Intercompany advances.    (3,603,000)     1,230,000     2,373,000
 Proceeds from bank
  credit facility......                   17,800,000                                   17,800,000
 Payments on bank
  credit facility......                   (4,000,000)                                  (4,000,000)
 Net proceeds from sale
  of common stock......        54,000                                                      54,000
 Distributions to
  minority interests...                    2,791,000    (3,924,000)                    (1,133,000)
 Other.................      (249,000)      (367,000)       (5,000)                      (621,000)
                          -----------   ------------   -----------   -----------     ------------
   Net cash provided
    (used) by financing
    activities.........    (3,798,000)    17,454,000    (1,556,000)          --        12,100,000
                          -----------   ------------   -----------   -----------     ------------
Net increase (decrease)
 in cash...............         2,000       (860,000)   (1,207,000)                    (2,065,000)
Cash at beginning of
 period................                    3,852,000     3,079,000                      6,931,000
                          -----------   ------------   -----------   -----------     ------------
Cash at end of period..   $     2,000   $  2,992,000   $ 1,872,000           --      $  4,866,000
                          ===========   ============   ===========   ===========     ============

                        TOTAL RENAL CARE HOLDINGS, INC.

(Table continued from previous page)

                                      SIX MONTHS ENDED JUNE 30, 1996 (UNAUDITED)
                         --------------------------------------------------------------------------
                             TOTAL
                           RENAL CARE     GUARANTOR    NON-GUARANTOR CONSOLIDATING     CONSOLIDATED
                         HOLDINGS, INC.  SUBSIDIARIES  SUBSIDIARIES   ADJUSTMENTS         TOTAL
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net income............  $  10,002,000   $  8,334,000   $ 2,761,000  $(11,095,000)(a)  $ 10,002,000
 Adjustments to net
  income:
  Depreciation and
   amortization........        172,000      5,324,000       536,000                       6,032,000
  Noncash interest.....      3,228,000                                                    3,228,000
  Provision for
   doubtful accounts...                     1,816,000       517,000                       2,333,000
  Equity in earnings of
   subsidiaries........     (8,334,000)    (1,344,000)                  9,678,000 (a)
  Other................       (349,000)   (32,748,000)    1,911,000     1,417,000 (a)   (29,769,000)
                         -------------   ------------   -----------  ------------      ------------
   Net cash provided
    (used) by operating
    activities.........      4,719,000    (18,618,000)    5,725,000           --         (8,174,000)
                         -------------   ------------   -----------  ------------      ------------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Purchases of property
  and equipment........       (301,000)    (8,071,000)   (3,461,000)                    (11,833,000)
 Cash paid for
  acquisitions, net of
  cash acquired........                   (77,867,000)                                  (77,867,000)
 Additions to
  intangible assets....       (467,000)    (1,346,000)     (153,000)                     (1,966,000)
 Other.................       (232,000)       110,000       274,000                         152,000
                         -------------   ------------   -----------  ------------      ------------
   Net cash used in
    investing
    activities.........     (1,000,000)   (87,174,000)   (3,340,000)          --        (91,514,000)
                         -------------   ------------   -----------  ------------      ------------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Intercompany advances.   (107,085,000)   106,058,000     1,027,000
 Proceeds from bank
  credit facility......                    51,000,000                                    51,000,000
 Payments on bank
  credit facility......                   (51,000,000)                                  (51,000,000)
 Net proceeds from sale
  of common stock......    110,051,000                                                  110,051,000
 Distributions to
  minority interests...                     1,687,000    (2,434,000)                       (747,000)
 Other.................        753,000       (204,000)     (377,000)                        172,000
                         -------------   ------------   -----------  ------------      ------------
   Net cash provided
    (used) by financing
    activities.........      3,719,000    107,541,000    (1,784,000)          --        109,476,000
                         -------------   ------------   -----------  ------------      ------------
Net increase in cash...      7,438,000      1,749,000       601,000                       9,788,000
Cash (overdraft) at
 beginning of period...     30,116,000     (1,682,000)    1,747,000                      30,181,000
                         -------------   ------------   -----------  ------------      ------------
Cash at end of period..  $  37,554,000   $     67,000   $ 2,348,000           --       $ 39,969,000
                         =============   ============   ===========  ============      ============

  Investments in subsidiaries in the foregoing condensed consolidating financial statements are accounted for under the equity method of accounting.

  Consolidating adjustments to the condensed consolidating balance sheet include the following:

  (a) Elimination of investments in subsidiaries and recording of minority interest
  (b) Elimination of intercompany accounts

  Consolidating adjustments to the condensed consolidating statements of income include the following:

  (a) Elimination of equity in earnings of subsidiaries
  (b) Recognition of minority interests in income of consolidated subsidiaries

  Consolidating adjustments to the condensed consolidating statements of cash flows include the following:

  (a) Elimination of equity in earnings of subsidiaries and recognition of minority interests in income of consolidated subsidiaries
  (b) Reclassification of bank overdrafts
  (c) Elimination of intercompany accounts

17. SUBSEQUENT EVENTS (UNAUDITED)

A. Effective March 1, 1996, the Company purchased substantially all of the assets and assumed certain specified liabilities of the Nephrology Services Business of Caremark International, Inc. (the "Caremark Acquisition") and two centers located in South Carolina for each consideration of $49 million and $8.2 million, respectively.

    The transactions were recorded under the purchase method of accounting and the results of operations from March 1, 1996 have been recognized in the accompanying financial statements. Goodwill of $21.5 million and $5.9 million, respectively, was recorded in connection with these transactions and will be amortized over their estimated lives in accordance with the Company's existing accounting policies.

    During the quarter ended June 30, 1996, the Company purchased substantially all of the assets and assumed certain specified liabilities of two unrelated centers in Maryland for cash consideration of $8.0 million and $2.9 million, respectively. Goodwill of $5.8 million and $2.6 million was recorded in connection with these transactions in accordance with the Company's existing accounting policies.

    During the period January 1, 1996 through June 30, 1996, the Company also purchased selected net assets of an existing dialysis company for $6.4 million and two existing dialysis companies for $2.6 million and contributed those assets during the formation of three unrelated general partnerships. Aggregate goodwill associated with these transactions was $7.3 million.

    The Company entered into two management agreements with two additional unaffiliated centers, one in each of the quarters ended June 30, 1996 and March 31, 1996, respectively.

    The results of operations on a pro forma basis as though the above acquisitions had been combined with the Company at the beginning of each period presented for the six months ended June 30, are as follows:

                                                          1995         1996
                                                       ----------- ------------
      Pro forma net operating revenues................ $75,630,000 $127,800,000
                                                       =========== ============
      Pro forma net income............................ $ 2,355,000 $  9,755,000
                                                       =========== ============
      Pro forma earnings per share.................... $      0.14 $       0.39
                                                       =========== ============

B. On April 3, 1996, the Company completed an equity offering of 8,050,000 shares of common stock, 3,500,000 of which were sold for the Company's account and 4,550,000 of which were sold by certain of the Company's stockholders. The net proceeds to the Company of $110.1 million were used to repay borrowings incurred under the Company's senior credit facility in connection with the Caremark Acquisition or were invested in short-term, investment grade instruments to be used for future acquisitions, de novo developments, routine capital expenditures, and other general corporate purposes.

C. Effective October 17, 1996, the Company refinanced its prior bank credit facility with the senior credit facility which permits borrowings of up to $400,000,000 (the "Senior Credit Facility"). Under the Senior Credit Facility, up to $50,000,000 may be used in connection with letters of credit, and up to $15,000,000 in short-term funds may be borrowed the same day notice is given to the banks under a "Swing Line" facility. In general, borrowings under the Senior Credit Facility bear interest at one of two floating rates selected by the Company: (i) the Alternate Base Rate (defined as the higher of The Bank of New York's prime rate or the federal funds rate plus 0.5%); and (ii) Adjusted LIBOR (defined as the 30-, 60-, 90- or 180-day London Interbank Offered Rate, adjusted for statutory reserves) plus a margin that ranges from 0.45% to 1.25% depending on the Company's leverage ratio. Swing Line borrowings bear interest at either a rate negotiated by the Company and the banks at the time of borrowing or, if no rate is negotiated and agreed, the Alternate Base Rate. Maximum borrowings under the Senior Credit Facility will be reduced by

   $50,000,000 on September 30, 2000, $75,000,000 on September 30, 2001, and
   another $75,000,000 on September 30, 2002, and the Senior Credit Facility terminates on September 30, 2003. The Senior Credit Facility contains financial and operating covenants including, among other things, requirements that the Company maintain certain financial ratios and satisfy certain financial tests, and imposes limitations on the Company's ability to make capital expenditures, to incur other indebtedness and to pay dividends. As of the date hereof, the Company is in compliance with all such covenants.

D. In July and September 1996, the Company irrevocably purchased and subsequently retired its remaining outstanding Discount Notes for $68.4 million. Including the writedown of related bond issuance costs of $1.9 million, the Company will recognize an extraordinary loss, net of taxes, of approximately $7.7 million, in the quarter ending September 30, 1996.

E. Subsequent to June 30, 1996, the Company completed acquisitions of eleven facilities for consideration of $46.8 million, of which $45.0 million was paid in cash and the remainder in the issuance of common stock.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Recent Facility Network Expansion.........................................   12
Use of Proceeds...........................................................   14
Price Range of Common Stock...............................................   14
Dividend Policy...........................................................   14
Capitalization............................................................   15
Selected Financial and Operating Data.....................................   16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   27
Management................................................................   46
Principal and Selling Stockholders........................................   48
Certain Relationships and Related Transactions............................   51
Description of Capital Stock..............................................   53
Underwriting..............................................................   54
Legal Matters.............................................................   55
Experts...................................................................   55
Available Information.....................................................   56
Documents Incorporated by Reference.......................................   57
Index to Financial Statements.............................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,000,000 SHARES

                  [LOGO OF TOTAL RENAL CARE HOLDINGS, INC.]
                              TOTAL RENAL CARE
                               HOLDINGS, INC.

                                 COMMON STOCK


                                ---------------

                                  PROSPECTUS

                                ---------------


                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION
                               MERRILL LYNCH & CO.
                                UBS SECURITIES

                                      , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is a statement of estimated expenses to be paid by the Registrant in connection with the issuance and distribution of the securities being registered.

      SEC registration fee............................................ $ 47,307
      NASD filing fee.................................................   16,112
      NYSE listing fee................................................   25,000
      Printing and engraving..........................................  175,000
      Legal fees......................................................  150,000
      Accountants' fees...............................................   75,000
      Transfer Agent's fee............................................    5,000
      Blue Sky qualification fees and expenses........................    5,000
      Miscellaneous...................................................    1,581
                                                                       --------
        Total......................................................... $500,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware Corporation Law provides that a Delaware corporation may indemnify any person against expenses, judgments, fines and settlements actually and reasonably incurred by any such person in connection with a threatened, pending or completed action, suit or proceeding in which he is involved by reason of the fact that he is or was director, officer, employee or agent of such corporation, provided that (i) he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the name of the corporation, the corporation may indemnify any such person against expense actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense as the court deems proper.

  Article XI, Section 1 of the Company's By-Laws provides for indemnification of its directors and officers to the fullest extent permitted by the Delaware Corporation Law. In accordance with the Delaware Corporation Law, the Company's Certificate of Incorporation, as amended, limits the personal liability of its directors for violations of their fiduciary duty. The Certificate of Incorporation eliminates each director's liability to the Company or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the section of the Delaware law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived any improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. This provision will not, however, limit in any way the liability of directors for violations of the Federal securities laws. The Company has entered into indemnification agreements with each of its directors and officers to indemnify them to the maximum extent permitted by Delaware law.

  The form of Underwriting Agreement, filed as Exhibit 1 hereto, provides for the indemnification of the Company, its control persons, its directors and certain of its officers by the Underwriters against certain liabilities, including liabilities under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

 EXHIBIT
 NUMBER  DESCRIPTION
  1      Form of Underwriting Agreement.
  5      Opinion of Riordan & McKinzie, a Professional Corporation.
 11      Computation of Per Share Earnings.
 23.1    Consent of KPMG Peat Marwick LLP.
 23.2    Consent of Price Waterhouse LLP.
 23.3    Consent of Meeks, Roberts, Ashley, Sumner & Sirmans.
 23.4    Consent of Riordan & McKinzie (included in Exhibit 5).
 24      Powers of Attorney with respect to the Company (included on page
         II-3).
 27      Financial Data Schedule.

  (b) Financial Statement Schedules.

  See Index to Financial Statement Schedules (page S-1).

  All other schedules have been omitted because the information is not applicable or is not material or because the information required is set forth in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes:

  (1) That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

  (2) That insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

  (3) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

  (4) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Torrance, State of California on the 18th day of October 1996.

                                          TOTAL RENAL CARE HOLDINGS, INC.

                                                /s/ Victor M.G. Chaltiel
                                          By___________________________________
                                                    Victor M.G. Chaltiel
                                                Chairman of the Board, Chief
                                              Executive Officer, President and
                                                          Director

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Victor M.G. Chaltiel, Barry C. Cosgrove and John E. King, and each of them his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including any post-effective amendments as well as any related registration statement (or amendment thereto) filed in reliance upon Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
    /s/ Victor M.G. Chaltiel         Chairman of the Board, Chief   October 18, 1996
____________________________________ Executive Officer, President
        Victor M.G. Chaltiel         and Director (Principal
                                     Executive Officer)
        /s/ John E. King             Vice President and Chief       October 18, 1996
____________________________________ Financial Officer (Principal
            John E. King             Financial Officer and
                                     Principal Accounting
                                     Officer)
       /s/ Maris Andersons           Director                       October 18, 1996
____________________________________
          Maris Andersons
       /s/ Peter T. Grauer           Director                       October 18, 1996
____________________________________
          Peter T. Grauer
      /s/ Marsha Plotnitsky          Director                       October 18, 1996
____________________________________
         Marsha Plotnitsky
       /s/ David B. Wilson           Director                       October 18, 1996
____________________________________
          David B. Wilson

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Total Renal Care Holdings, Inc.:

  Under the date of July 8, 1994, we reported on the consolidated balance sheet of Total Renal Care Holdings, Inc. (formerly Total Renal Care, Inc.) and subsidiaries as of May 31, 1994 and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the years in the two-year period ended May 31, 1994, which are included herein. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule for each of the years in the two-year period ended May 31, 1994, included herein. The consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statement schedule based on our audits.

  In our opinion, such consolidated financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

  Our report refers to a change in the method of accounting for income taxes by adopting Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, effective June 1, 1993.

                                          KPMG Peat Marwick llp

Seattle, Washington
July 8, 1994

                        TOTAL RENAL CARE HOLDINGS, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                           ADDITIONS       DEDUCTIONS
                                     --------------------- ----------
                                                 BALANCES
                          BALANCE AT  AMOUNTS       OF      AMOUNTS   BALANCE AT
                          BEGINNING  CHARGED TO COMPANIES   WRITTEN      END
      DESCRIPTION          OF YEAR     INCOME    ACQUIRED     OFF      OF YEAR
Allowance for doubtful
 accounts:
Year ended May 31, 1993.  $2,112,000 $2,050,000            $1,810,000 $2,352,000
Year ended May 31, 1994.   2,352,000  1,550,000             1,975,000  1,927,000
Year ended May 31, 1995.   1,927,000  2,371,000 $1,203,000  1,067,000  4,434,000
Seven months ended
 December 31, 1995......   4,434,000  1,811,000    541,000  1,118,000  5,668,000

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER  DESCRIPTION
  1      Form of Underwriting Agreement.
  5      Opinion of Riordan & McKinzie, a Professional Corporation.
 11      Computation of Per Share Earnings.
 23.1    Consent of KPMG Peat Marwick LLP.
 23.2    Consent of Price Waterhouse LLP.
 23.3    Consent of Meeks, Roberts, Ashley, Sumner & Sirmans.
 23.4    Consent of Riordan & McKinzie (included in Exhibit 5).
 24      Powers of Attorney with respect to the Company (included on page
         II-3).
 27      Financial Data Schedule.